

2026 Proxy Statement
April 29, 2026



Message to our Shareholders

Stephen G. Oswald
Chairman, President and
Chief Executive Officer

Dear Fellow Shareholders:

I am happy to invite you to the 2026 Ducommun Incorporated Annual Meeting of Shareholders (the "Annual Meeting").

Once again, our Annual Meeting will be conducted online through a live audiocast, which is often referred to as a "virtual meeting" of shareholders. The digital format will allow shareholders to participate conveniently and effectively from any location with access to the Internet. We intend to hold our virtual Annual Meeting in a manner that affords shareholders the same general rights and opportunities to participate, to the extent possible, as they would have at an in-person meeting.

The Annual Meeting will be held on Wednesday, April 29, 2026 at 9:00 a.m., Pacific Time and you will be able to attend online, vote your shares electronically, and submit your questions by visiting www.virtualshareholdermeeting.com/DCO2026 and entering your control number. You will not be able to attend the Annual Meeting in person. The attached Notice of Annual Meeting of Shareholders and Proxy Statement discuss the items scheduled for a vote by shareholders at the meeting.

The Securities and Exchange Commission's rules allow companies to furnish proxy materials to their shareholders over the Internet. As a result, most shareholders will receive a notice in the mail regarding the availability of proxy materials for the Annual Meeting on the Internet instead of paper copies of those materials. The notice contains instructions on how to access the proxy materials over the Internet and how shareholders can receive paper copies of the proxy materials, including a proxy or voting instruction form. This process expedites shareholders' receipt of proxy materials and lowers the cost of the Annual Meeting. The Board of Directors has fixed the close of business on March 2, 2026, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Annual Meeting.

In 2025, Ducommun ("DCO") stock gained 49% which was great to see as DCO's VISION 2027 strategy and performance was recognized. The Company completed the third year of its VISION 2027 game plan in 2025 and continued to build on its outstanding track record of strong operational leadership and progress since its inception at the beginning of 2023. This included increasing the revenue percentage of engineered product and aftermarket content, which reached 23% in 2025, up from 15% in 2022, consolidating the Company's rooftop footprint in contract manufacturing by completing the sale of its Berryville, AR facility and actively marketing the Monrovia, CA facility, continuing its targeted acquisition program, executing our offloading strategy with defense primes and high growth segments of the defense budget, driving value-added pricing, and expanding content on key commercial aerospace platforms. The Company also reached record revenues at $824.7M, increased margins across the board on an adjusted basis and achieved a three-year total shareholder return in the 78th percentile of the Russell 2000 Index. Mr. Richard Baldridge will also be retiring as of this year's Annual Meeting and on behalf of all shareholders and board members, I want to convey our gratitude for his many years of contributions and service to the Board and Ducommun.

Finally, it is important that your shares be represented and voted at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, please sign, date and return the enclosed proxy card or vote by telephone or using the Internet as instructed on the enclosed proxy materials. Please vote your shares as soon as possible as your participation is important.

Sincerely,

Stephen G. Oswald



600 Anton Blvd., Suite 1100
Costa Mesa, California 92626-7100
(657) 335-3665

April 29, 2026

DATE & TIME:
Wednesday, April 29, 2026
9:00 a.m. Pacific Time

PLACE: Online via live audio webcast at
www.virtualshareholdermeeting.com/DCO2026

NOTICE
of Annual Meeting
of Shareholders

RECORD DATE:

March 2, 2026

Your vote is very important. Please read the proxy materials carefully and submit your votes as soon as possible by the methods set forth below to ensure your shares are represented at the 2026 Annual Meeting of Shareholders. Instructions for accessing the virtual annual meeting are more fully described in the accompanying proxy statement. The record date for the annual meeting is March 2, 2026. Only shareholders of record at the close of business on that date may vote at the annual meeting or any adjournment thereof.

Important notice regarding the availability of proxy materials for the shareholder meeting to be held on April 29, 2026:

The Notice of Annual Meeting, our Proxy Statement and our Annual Report to Shareholders are available at *http://materials.proxyvote.com/264147*

Meeting Agenda

1. Elect two directors named in the Proxy Statement to serve on the Board of Directors until Ducommun's 2029 Annual Meeting of Shareholders and until their successors have been duly elected and qualified, subject to their earlier death, resignation or removal

2. Approve Ducommun's executive compensation on an advisory basis

3. Ratify the selection of PricewaterhouseCoopers LLP as Ducommun's independent registered public accounting firm for the year ending December 31, 2026

4. Approve an amendment and restatement of Ducommun's 2024 Stock Incentive Plan

5. Transact any other business as may properly come before the meeting or any adjournment thereof

By Order of the Board of Directors

Costa Mesa, California
March 13, 2026

Rajiv A. Tata
Secretary

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.



BY INTERNET
Go to
www.proxyvote.com
and follow the
instructions



BY TELEPHONE
Call 1-800-690-6903
prior to 11:59 pm on
April 28, 2026



BY MAIL
Sign the enclosed
proxy card and mail
it promptly in the
enclosed postage-
prepaid envelope



AT THE MEETING
See page 93 for
more information.

TABLE OF CONTENTS

Proxy Summary

This proxy summary highlights information generally contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and we encourage you to read the entire Proxy Statement before voting your shares. For additional and more complete information regarding our 2025 performance, please review Ducommun's Annual Report on Form 10-K for the year ended December 31, 2025.

This Proxy Statement is first being made available to our shareholders on or about March 13, 2026.

2026 Annual Meeting of Shareholders



Date and Time:	Place:	Record Date:
Wednesday, April 29, 2026 at 9:00 a.m. Pacific Time	Online via live audio webcast at www.virtualshareholdermeeting.com/DCO2026	March 2, 2026

Admission: To participate in the Annual Meeting online, including voting during the Annual Meeting, shareholders will need the 16-digit control number included on their proxy card, the Notice or voting instruction form, or contact their bank, broker or other nominee (preferably at least 5 days before the Annual Meeting) to obtain a ''legal proxy'' in order to be able to attend, participate in, or vote at the Annual Meeting.

Meeting Agenda and Voting Matters

Proposal	Board's recommendation	More information
Elect two Directors to serve until the 2029 Annual Meeting	**FOR** each nominee	Page 9
Approve Ducommun's executive compensation on an advisory basis	**FOR**	Page 40
Ratify the selection of the independent registered public accounting firm	**FOR**	Page 83
Approve an amendment and restatement of the Company's 2024 Stock Incentive Plan	**FOR**	Page 86

2025 Performance and Ten-Year Highlights

Results for the year ended December 31, 2025 serve as demonstrated evidence that the Company's VISION 2027 Strategy is working as intended. We successfully increased the revenue percentage of engineered products and aftermarket content, which reached 23% in 2025, up from 15% in 2022, consolidated our rooftop footprint in contract manufacturing by completing the sale of our Berryville, AR facility, continued our targeted acquisition program, executed our offloading strategy with defense primes and high growth segments of the defense budget, drove value-added pricing, and expanded content on key commercial aerospace platforms. As a result, Ducommun attained a 49% increase in stock price between December 31st of 2024 and 2025, increased its market capitalization by over 50% compared to the prior year, and for the third consecutive year attained all-time high revenues of $824.7 million, exceeding $800 million for the first time, and an impressive 180 bps increase in gross margin percentage over the prior year, all of which are expected to accelerate the achievement of our strategic goals and objectives under the VISION 2027 game plan for investors. Ducommun's Board and management team continue to have a high conviction in the VISION 2027 Strategy and its financial goals and believe that the many catalysts ahead present a unique value creation opportunity for shareholders. For example, Ducommun has had 19 consecutive quarters of year-over-year growth in revenue, despite facing continued headwinds in its commercial aerospace business. 2025 also marked the eighth full year since Mr. Oswald, our Chairman, President and CEO, joined Ducommun, over which time the Company's market capitalization has nearly quadrupled. The graphs below depict the significant positive impact his leadership has had on our performance along several key metrics:

2016 - 2025 Shareholder Value by Market Capitalization (in $millions)[1]



2016 - 2025 Net Revenue (in $millions)



2016 - 2025 Gross Profit (in $millions)



2016 - 2025 Gross Profit Margin



2016 - 2025 Net (Loss) Income (in $millions)[2]



2016 - 2025 Adjusted Net Income (in $millions)



2016 - 2025 Adjusted EBITDA (in $millions)[4]



2016 - 2025 Adjusted EBITDA as % of Net Revenues[3]



2016 - 2025 Employee Count and Net Revenue per Employee



2016 - 2025 Remaining Performance Obligations (in $millions)[4]



(1) 2025 data based on 14,949,671 shares outstanding and closing price of $95.13 per share as of December 31, 2025.

(2) Net loss for 2025 includes $83.3 million, net of taxes, related to the litigation settlement and related costs, net, associated with the previously disclosed litigation matter involving our Guaymas, Mexico performance center. Net Income for 2021 includes $102.8 million of gain on sale-leaseback of our Gardena, CA performance center.

(3) Adjusted EBITDA, Adjusted EBITDA as a Percentage of Revenue and Adjusted Net Income are non-GAAP financial measures. For a discussion of these measures and for a reconciliation to the most directly comparable GAAP measures, please see Appendix A to this Proxy Statement.

(4) Remaining performance obligations did not exist prior to the adoption of ASC 606 in 2018 and there is no reconciliation between GAAP remaining performance obligations and the non-GAAP backlog amount.

Total Shareholder Return vs. Proxy Talent Peers and Russell 2000



**Comparison of 5 Year* Cumulative Total Return
Ducommun Inc. vs. Median of Peers** and Russell 2000
Assumes Initial Investment of $100 as of
December 31, 2020**

● Ducommun Inc.　● Russell 2000 Index　● Median of Peers

*　*Data depicted in the graph is as of December 31 of each year.*

**　*For information about our talent peer group, please see "Compensation Discussion and Analysis-Benchmarking and Proxy Talent Peer Group." Please note that exclusive of AeroVironment, Inc. and Kratos Defense & Security Solutions, the 5-Year TSR for the median of our Proxy Talent Peer Group would have totaled $162.*

	Cumulative Total Shareholder Return as of December 31,				
	2021	2022	2023	2024	2025
Ducommun Incorporated	$ 93	$ 99	$ 103	$ 126	$ 177
Russell 2000 Index	$ 138	$ 110	$ 128	$ 143	$ 126
Median of Proxy Talent Peers	$ 79	$ 70	$ 95	$ 108	$ 223

Our relative total shareholder return compared to the Russell 2000 Index over the 3-year period between 2023 and 2025 was in the 78th percentile, ranking 350th out of 1,597 companies.[1]

(1)　*"Final Payout Determination for Performance Shares Granted in 2023," Willis Towers Watson LLC, January 16, 2026.*

Information About the Board of Directors

Director	Age	Gender	Principal Occupation	Director Since	Term Expires	Independent?	Committees
Nominees For Election							
Stephen G. Oswald	62	M	Chairman, President and Chief Executive Officer, Ducommun Incorporated	2017	2026	No	Innovation
Samara A. Strycker	54	F	Executive Vice President and Chief Financial Officer, International Motors, LLC	2021	2026	Yes	Audit (chair), Comp
Continuing Directors							
Daniel L. Boehle	54	M	Executive Vice President and Chief Financial Officer, TTM Technologies, Inc.	2024	2028	Yes	Audit, Innovation
David B. Carter	68	M	Senior Vice President, Engineering, Pratt & Whitney Company, Inc. (Ret.)	2024	2027	Yes	Innovation (chair)
Shirley G. Drazba Lead Independent Director	68	F	Corporate Vice President, Product Line Strategy and Innovation, IDEX Corporation (Ret.)	2018	2027	Yes	Comp (chair), G&N
Daniel G. Korte	65	M	Global Vice President of Aerospace, PPG Industries Inc. (Ret.)	2024	2028	Yes	G&N, Audit
Sheila G. Kramer	66	F	Chief Human Resources Officer, Donaldson Company, Inc. (Ret.)	2021	2027	Yes	Comp, G&N (chair)
Retiring Directors							
Richard A. Baldridge	67	M	Vice Chairman, Viasat, Inc. (Ret.)	2013	2026	Yes	Audit, Innovation

Ducommun is very proud that members of our Board of Directors (the "Board") possess a variety of professional and personal backgrounds, expertise, and leadership capabilities and experiences that contribute to the quality of the Board's oversight and which we believe are essential components of effective governance. The tenure of our directors, both pre- and post-annual meeting, is summarized in the graphs below.

Directors' Tenure (Pre-Annual Meeting)



12.5% >10 Years
25% 6-10 Years
62.5% 1-5 Years
5.8 Average Tenure

Directors' Tenure (Post-Annual Meeting, Assuming Election of Director Nominees)



29% 6-10 Years
71% 1-5 Years
4.7 Average Tenure

Corporate Governance Highlights

- Stringent stock ownership guidelines for directors and executive officers
- Lead Independent Director with significant authority and responsibilities
- Robust Board refreshment program
- All Board committees except the Innovation Committee are made up entirely of independent directors
- The Board and each of its committees conducts an annual self-evaluation
- All directors attended 100% of the aggregate of all Board and applicable committee meetings during 2025

- Board-level oversight of Corporate and Environmental Responsibility ("CER") and cybersecurity, AI and data privacy programs
- Regular shareholder engagement activities
- Second Amended and Restated Clawback Policy applies to all incentive- and time-based compensation in compliance with Rule 10D-1 under the Securities and Exchange Act of 1934
- Company-wide Policy on Trading in Securities prohibits hedging or pledging Ducommun securities
- Annual advisory vote on executive compensation
- Confidential ethics hotline available 24/7 by telephone or internet

Executive Compensation Highlights

Our executive compensation program is oriented towards a pay-for-performance approach. In 2025, performance-based compensation represented a significant percentage of the total target compensation for each of the named executive officers as depicted below.

2025 Target Pay Mix*

CEO Compensation Mix at Target



Average of Other NEO Compensation Mix at Target



* Long-Term Incentives ("LTI"s) includes the grant date closing price value of equity awards to our CEO based on Revenue, and to our CEO and NEOs based on EPS/rTSR (each as defined below) and restricted stock. Please also note that we do not offer any type of pension plan for our CEO or NEOs.

High Say on Pay

Consistent Shareholder Approval **93% - Two-Year Average of Shareholder Votes in Favor of Say-On-Pay**	Significant majority of target total direct compensation for the named executive officers was based on performance	We have a clawback policy in place for all incentive- and time-based compensation
	Executives and directors are subject to demanding stock ownership guidelines	We provide only modest perquisites to retain our named executive officers

Paying for Performance

In 2025, we continued to maintain robust pay-for-performance practices and achieved either maximum or near maximum levels of performance against the metrics in our annual incentive plan and performance stock unit programs:

We delivered strong financial performance in 2025	300% Maximum Level of Achievement against 2025 Annual Incentive Plan Metrics	217% Near Maximum Level of Achievement against 2025 Performance Stock Unit Metrics

Environmental and Safety Highlights

Ducommun has continued to make excellent progress with our Corporate Environmental Responsibility program in 2025. Ducommun's lost time incident rate[4] ("LTIR") dropped to zero, a 100% decrease since 2022, which is a remarkable achievement, and our total recordable incident rate[5] ("TRIR") decreased by approximately 72% during that same time frame, both reflective of world-class performance:



Over the past four years Ducommun has decreased its Scope 1 greenhouse gas emissions by 17% through a combination of energy efficiency upgrades, boiler conversions and process optimization initiatives. The Company also achieved a 55% reduction in its Scope 2 greenhouse gas emissions over the same time frame by procuring energy from renewable sources, converting to LED lighting and implementing HVAC upgrades. Moreover, the Company has reduced its Scope 3 emissions by 20% since 2023 by lowering the volume of waste generated and transported for off-site disposal. Ducommun now obtains 39% of its energy needs from renewable sources:



(4) Lost time incidents are defined as incidents that resulted in days away from work. This measure is similar to the days away, restricted or transferred metric utilized by the Occupational Safety and Health Administration. The annual lost time incident rate is calculated by multiplying the number of lost time cases by 200,000 hours and dividing the result by the total number of hours worked by all employees during the year.

(5) The total recordable incident rate is calculated by multiplying the annual number of OSHA Recordable Cases by 200,000 and dividing the product by the total hours worked by all employees during the year. The number 200,000 is used in the calculation to represent the number of hours worked in a year by 100 employees working 40 hours per week over 50 weeks, which provides the basis for calculating the incident rate for the entire year.

Important Note Regarding Forward-Looking Statements and Website References

This Proxy Statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including statements regarding the future results of our operations, expected benefits from the execution of our VISION 2027 Strategy, our corporate responsibility initiatives, including our Corporate Environmental Responsibility ("CER") Program and Task Force for Climate Financial Disclosure ("TCFD") report, employment and environmental matters, philanthropic initiatives, data privacy and cybersecurity programs, and business risks and opportunities, as well as statements from third parties about our CER performance and risk profile made in this Proxy Statement are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Forward-looking statements are not guarantees or promises that goals or targets will be met. Actual results could differ materially for a variety of reasons. In addition, historical, current, and forward-looking sustainability-related statements may be based on current or historical goals, targets, aspirations, commitments, or estimates; standards for measuring progress that are still developing; diligence, internal controls, and processes that continue to evolve; data, certifications, or representations provided or reviewed by third parties, including information from previously acquired entities that is incomplete or subject to ongoing review or has not yet been integrated into our reporting processes; and assumptions that are subject to change in the future. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our 2025 Annual Report on Form 10-K under the heading "Risk Factors". Website references throughout this Proxy Statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

Proposal 1
Election of Directors

Our Board is divided into three classes, with one class elected at each annual meeting of shareholders. Directors of each class are elected to serve for three-year terms. Pursuant to the Company's Amended and Restated Bylaws (the "Bylaws") the Board is authorized, by resolution from time to time, to fix the size of the Board provided that the Board consists of not less than six nor more than ten directors. Accordingly, the Board has by resolution fixed the size of the Board at eight directors effective until immediately prior to the election of directors at the Annual Meeting, at which time the Board has fixed the size of the Board at seven directors.

Two directors (out of a total of seven) are to be elected at the Annual Meeting to serve for a three-year term ending at the Annual Meeting of Shareholders in 2029 and the election and qualification of their respective successors. Pursuant to the Board's continued refreshment program, Mr. Richard A. Baldridge will be retiring from the Board upon the election of directors at the Annual Meeting. The Board is most grateful to, and thanks Mr. Baldridge for his 13 years of service.

If elected at the Annual Meeting, Mr. Oswald and Ms. Strycker will serve for a three-year term ending at the Annual Meeting of Shareholders in 2029 and until their respective successors have been duly elected and qualified, subject to their earlier death, resignation, or removal.

In the absence of a contrary direction, proxies will be voted for the election of Mr. Oswald and Ms. Strycker. If any nominee becomes unable or unwilling to serve as a director at the time of the Annual Meeting, the individuals named as proxies may vote for a substitute nominee chosen by the present Board to fill the vacancy. Alternatively, the Board may reduce its size. We have no reason to believe that Mr. Oswald and Ms. Strycker will be unwilling or unable to serve for the stated term if elected as directors. In the event that anyone other than Ducommun's two nominees is nominated for election as a director, the individuals named on the proxy card (the "Proxy Holders") are not required to vote for all of the nominees and in their discretion may cumulate votes.

⊘ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "**FOR**" THE ELECTION OF MR. OSWALD AND MS. STRYCKER AS CLASS OF 2029 DIRECTORS.

Corporate Governance

Directors' Skills and Diversity

The Board of Directors believes that its members should possess a combination of skills, professional experience, and diversity of backgrounds necessary to oversee our management and support the interests of our shareholders. In addition, the Board has outlined in our Corporate Governance Guidelines certain attributes it believes every director should possess. Accordingly, the Board and its Corporate Governance and Nominating Committee consider the qualifications of directors and director candidates both individually and in the broader context of the Board's overall composition and our current and future needs.

The Corporate Governance and Nominating Committee is responsible for developing and recommending director membership criteria to the Board for approval. The current criteria include experience and expertise, sound judgment, a record of accomplishment in areas relevant to our business activities, unquestionable integrity, a commitment to representing the interests of the Company's shareholders in fulfillment of our goals and objectives, the willingness to devote sufficient time, energy and attention to Board activities, and the absence of potential conflicts with our interests. In addition, the Corporate Governance and Nominating Committee periodically evaluates the composition of the Board to assess the skills, experience and perspectives that are currently represented, to determine which of those attributes will be valuable in the future given our current state and strategic direction under our VISION 2027 game plan for investors, and to evaluate the effectiveness of the overall Board dynamic.

While we do not have a formal policy on Board diversity, Ducommun's Corporate Governance Guidelines reflect the Board's belief that a blend of different professional experiences and personal perspectives contributes to the quality of the Board's oversight and are essential enablers of effective governance. With that, we are committed to the belief that Board diversity is not reflected solely in the variety of our directors' professional backgrounds and experiences, but rather that the quality of our deliberations and decisions, and of our overall governance, is enhanced by the perspectives represented by directors with cognitive diversity and a wide range of personal characteristics, particularly, gender, race, cultural heritage and age. As a result, the Corporate Governance and Nominating Committee has been deliberate in striving to achieve a broad range of diversity in the pools from which qualified director candidates are selected, as it has worked over the past few years to identify successors to a group of very capable directors. Over that time and with the assistance of Spencer Stuart, an independent executive search firm, the Corporate Governance and Nominating Committee successfully identified and engaged Mmes. Drazba, Kramer and Strycker, and more recently, Messrs. Carter, Korte and Boehle, each from competitive pools of candidates, and recommended to the Board that they each be appointed as directors. These appointments are part of Ducommun's robust director refreshment program designed to help ensure that the Company's Board has the best mix of skills, cognitive diversity and a variety of experiences necessary to support Ducommun's leadership team in driving our VISION 2027 Strategy and enhance shareholder value.

The Corporate Governance and Nominating Committee supports the Board's commitment to engaging a diverse field of director candidates. The Corporate Governance and Nominating Committee is confident that this commitment will contribute to better representation and higher visibility for individuals with diverse perspectives and personal characteristics.

In evaluating director candidates and considering incumbents for re-nomination to the Board, the Corporate Governance and Nominating Committee has reviewed a variety of factors, including each nominee's independence, financial literacy, personal and professional accomplishments and experience. Below is a matrix of the skills represented by our director nominees and continuing directors.

Senior Leadership
8 out of 8

Experience leading organizations, developing business strategies and talent is vital to the long-term success of our business

Global/International
8 out of 8

Experience necessary for expanding the footprint of the organization

Financial
4 out of 8

Expertise with complex financial transactions and optimizing deal structure

Aerospace & Defense Industry Experience
7 out of 8

Experience that provides insight on, and the ability to successfully navigate issues unique to the A&D industry

Manufacturing
8 out of 8

Experience required to successfully oversee the operations of a complex A&D business

Technology
7 out of 8

Experience critical for identifying technological advances that may affect our business

Strategy, Business Development and M&A
8 out of 8

Experience in these areas is critical for supporting management's execution of our VISION 2027 Strategy

Product Marketing/ Innovation
7 out of 8

Experience with new product development and associated processes and growing market share

Cybersecurity/ Information Security
7 out of 8

Experience with and the ability to successfully oversee the implementation of measures to prevent data breaches

Human Capital
6 out of 8

Expertise in compensation design and managing human capital to support the execution of our VISION 2027 Strategy

Sustainability
6 out of 8

Experience is vital to minimize the impact of our operations, promote corporate responsibility and ensure the sustainability of the organization

Public Company Board
2 out of 8

Experience is necessary for understanding the extensive and complex oversight responsibilities that are required to protect the interests of our shareholders

Directors' Backgrounds and Qualifications

The following information is furnished as of March 13, 2026, with respect to each person who is a nominee for election to the Board, as well as our other five directors whose terms of office will continue after the Annual Meeting.

Nominees For Election



STEPHEN G. OSWALD
Chairman, President and Chief Executive Officer

Age: 62

Director Since: 2017

Term Expires: 2026

Committee:
• Innovation

Professional background

Mr. Oswald has been the President and Chief Executive Officer of Ducommun since January 2017, and Chairman of the Board since May 2018. From 2012 to 2015, Mr. Oswald was Chief Executive Officer of Capital Safety Company, a manufacturer of fall protection, confined space and rescue equipment. He elected to take time off from his career after the sale of Capital Safety Company to 3M Co. to manage personal opportunities. Before joining Capital Safety Company, Mr. Oswald spent approximately 15 years in various leadership roles at United Technologies Corporation, including as President of the Hamilton Sundstrand Industrial division.

Key qualifications

As Chairman, President and Chief Executive Officer, Mr. Oswald provides management's perspective in Board discussions about Ducommun's business and strategic direction.



SAMARA A. STRYCKER
Executive Vice President and Chief Financial Officer, International Motors, LLC

Age: 54

Director Since: 2021

Term Expires: 2026

Committees:
• Audit (Chair) and Compensation

Professional background

Ms. Strycker has been the Executive Vice President and Chief Financial Officer of International Motors, LLC a leading provider of commercial trucks and engines since February 2025. Prior to that, she served as Senior Vice President, Corporate Controller and Treasurer at Navistar between January 2022 and December 2024, and as the Senior Vice President and Corporate Controller between August 2014 and January 2022. Between 2008 and 2014, Ms. Strycker served in various controllership roles at General Electric's Healthcare Division. Before joining General Electric, Ms. Strycker spent approximately 15 years as an auditor with PricewaterhouseCoopers LLP.

Key qualifications

As Executive Vice President and Chief Financial Officer of International Motors, LLC, Ms. Strycker contributes to the Board extensive senior leadership experience and financial expertise.

Continuing Directors



DANIEL L. BOEHLE
Executive Vice President and Chief Financial Officer, TTM Technologies, Inc.

Age: 54

Director Since: 2024

Term Expires: 2028

Committee:
- Audit and Innovation

Professional background

Mr. Boehle currently serves as the Executive Vice President and Chief Financial Officer at TTM Technologies, Inc., a position he has held since September 2023. Mr. Boehle previously served as Vice President and Chief Financial Officer at Aerojet Rocketdyne, Inc. ("Aerojet") from 2020 to 2023, where he drove profitable growth and was actively involved in financial aspects of the strategic analysis that resulted in Aerojet's $4.7B sale to L3 Harris.

Key qualifications

As Executive Vice President and Chief Financial Officer of TTM Technologies, Mr. Boehle brings to the Board over 25 years of experience working with defense manufacturing companies and financial expertise.



DAVID B. CARTER
Senior Vice President, Engineering, Pratt & Whitney Company, Inc. (Ret.)

Age: 68

Director Since: 2024

Term Expires: 2027

Committee:
- Innovation (Chair)

Professional background

Mr. Carter is the retired Senior Vice President of Engineering, Pratt & Whitney Company, Inc., an aerospace manufacturer that is a subsidiary of Raytheon Technologies Corporation, a position he occupied for four years until his retirement in 2019. Mr. Carter was previously the Senior Vice President, Engineering, Operations and Quality at UTC Aerospace Systems from 2015 to 2016 and served as its Vice President, Engineering and Technology from 2012 to 2015.

Key qualifications

As former Senior Vice President, Engineering at Pratt & Whitney, Mr. Carter brings to the Board experience in all aspects of technology development, product design and certification and an understanding of the defense markets that Ducommun serves.



SHIRLEY G. DRAZBA
LEAD INDEPENDENT DIRECTOR
Corporate Vice President, Product Line Strategy & Innovation, IDEX Corporation (Ret.)

Age: 68

Director Since: 2018

Term Expires: 2027

Committees:
- Compensation (Chair) and Corporate Governance & Nominating

Professional background

Ms. Drazba served as Corporate Vice President, Product Line Strategy & Innovation for IDEX Corporation, which designs, manufactures and markets a range of pump products, dispensing equipment and other engineered products, both domestically and abroad, from 2014 until her retirement in 2017. Before that, Ms. Drazba spent almost 20 years at Honeywell International, Inc., a manufacturer of aerospace products and services, control technologies, automotive products, turbochargers and specialty materials, in increasingly important technical and engineering leadership positions.

Key qualifications

As a long-time executive responsible for product strategy, innovation and commercial excellence, Ms. Drazba contributes to the Board extensive experience in creating high value opportunities for Ducommun's product lines, as well as experience in market positioning and leading strategic acquisitions to enhance product portfolios.



DANIEL G. KORTE
Global Vice President, PPG Industries, Inc. (Ret.)

Age: 65

Director Since: 2024

Term Expires: 2028

Committee:
- Corporate Governance & Nominating and Audit

Professional background

Mr. Korte is the retired Global Vice President of Aerospace at PPG Industries, Inc. ("PPG"), a leading provider of innovative solutions for the aerospace industry, a position he occupied for five years until his retirement in 2023. Mr. Korte previously served as Chief Executive Officer of LMI Aerospace, Inc. between 2014 and 2017 and as President, Defense, Rolls-Royce North America, Inc. ("RRNA") between 2009 and 2012. Prior to his tenure at RRNA, Mr. Korte served in various leadership positions at The Boeing Company between 1985 and 2009.

Key qualifications

As former Global Vice President of Aerospace at PPG, Mr. Korte brings to the Board demonstrated expertise in identifying and capitalizing on global market opportunities that drive revenue and profitable growth and an understanding of the commercial and defense aerospace markets that Ducommun serves.

Other public company directorships

Woodward, Inc. (since 2017); TTM Technologies, Inc. (since 2026)



SHEILA G. KRAMER
Chief Human Resources Officer, Donaldson Company, Inc. (Ret.)

Age: 66

Director Since: 2021

Term Expires: 2027

Committees:
- Corporate Governance & Nominating (Chair) and Compensation

Professional background

Ms. Kramer served as the Chief Human Resources Officer of Donaldson Company, Inc. ("Donaldson"), a $4 billion company and provider of filtration solutions for mobile, industrial and life sciences markets since January 2020 until her retirement in November 2024. Ms. Kramer joined Donaldson in October 2015 as its Vice President, Human Resources. From 2013 to 2015, Ms. Kramer was Vice President, Human Resources of Taylor Corporation, a premier provider of interactive printing and marketing solutions to more than half of Fortune 500 companies. Before joining Taylor Corporation, Ms. Kramer spent approximately 22 years in various leadership roles at Lifetouch, Inc., one of the world's largest employee-owned companies.

Key qualifications

As the former Chief Human Resources Officer of Donaldson Company, Inc., Ms. Kramer contributes to the Board extensive senior leadership experience as well as direction on human capital issues pertinent to Ducommun's strategy.

Retiring Directors



RICHARD A. BALDRIDGE
Vice Chairman, Viasat, Inc. (Ret.)

Age: 66

Director Since: 2013

Term Expires: 2026

Committees:
- Audit and Innovation

Professional background

Mr. Baldridge served as Vice Chairman of Viasat, Inc., a global communications company, from July 2022 until his retirement in June 2023. Mr. Baldridge joined Viasat in 1999, serving as Executive Vice President, Chief Financial Officer and Chief Operating Officer from 2000 to 2002, as Executive Vice President and Chief Operating Officer from 2002 to 2003, as President and Chief Operating Officer from 2003 to 2020, and as President and Chief Executive Officer from November 2020 until June 2022. In July 2022, Mr. Baldridge was appointed Vice Chairman of Viasat until his retirement from that role in June 2023. Mr. Baldridge continues to serve on the board of directors of Viasat. Before joining Viasat, Mr. Baldridge was Vice President and General Manager of Raytheon Corporation's Training Systems Division, and he held executive roles with Hughes Information Systems and Hughes Training Inc. before they were acquired by Raytheon in 1997. Mr. Baldridge is also a director of EvoNexus, a non-profit business incubator.

Key qualifications

From his almost 25 years of experience in executive leadership roles at a leading provider of satellite communications systems and services and secure networking systems, Mr. Baldridge contributes to the Board broad operational and financial experience and an understanding of the defense markets that Ducommun serves.

Other public company directorships

Viasat, Inc. (since 2016)

Director Independence

Our Corporate Governance Guidelines provide that a majority, and preferably at least two-thirds, of the Board must be independent. Accordingly, the Board has determined that each of Mmes. Drazba, Kramer and Strycker, as well as Messrs. Baldridge, Boehle, Carter, and Korte qualify as independent directors as defined in the New York Stock Exchange's ("NYSE") listing standards.



Board Leadership Structure

- Stephen G. Oswald serves as the Chairman, President and Chief Executive Officer
- Shirley G. Drazba serves as the Lead Independent Director
- 7 of our 8 current directors are independent under the NYSE listing standards
- All of the members of the Board's Audit, Compensation and Corporate Governance & Nominating Committees are independent

Our Bylaws provide the Board with the discretion to elect a Chairman who may or may not be one of our officers, and this flexibility enables the Board to decide what leadership structure is in shareholders' best interests at any given time. Moreover, the Board periodically reviews its structure and leadership as part of its succession planning process. As a result of such reviews, Mr. Oswald has served as Chairman since our 2018 annual meeting.

Specifically, the independent members of the Board have determined that, at this time, having the same person serve as Chairman and CEO provides us with the most effective leadership structure because:

- A combined Chairman-CEO structure provides the Company with a senior leader who serves as the primary liaison between our Board and management, as well as the primary public face of Ducommun, which demonstrates clear accountability to shareholders, customers and other stakeholders, and which has been very effective and efficient in executing management's VISION 2027 Strategy and creating value for shareholders.
- Our CEO has extensive knowledge of all aspects of our business, operations and risk, which facilitates more effective discussions with the Board via his capacity as Chairman.
- A combined Chairman-CEO role is a valuable resource to independent directors during and in between Board meetings.

In the future, the roles of Chairman and CEO may be filled by the same or different individuals.

The Board also believes that strong, independent leadership and oversight of management is an important component of effective governance. To that end, on February 25, 2025, the Board appointed Shirley G. Drazba as the Lead Independent Director. The Lead Independent Director has significant leadership authority and responsibilities, including those as set forth below.

Board Matter	Responsibility
Agendas	• Provides input on and approves the Board agenda. • Approves schedules for Board meetings.
Board Meetings	• Presides at Board meetings at which the Chairman and CEO is not present, including regularly scheduled executive sessions of the independent directors held after regular meetings of the Board.
Executive Sessions	• Has authority to call executive sessions of the non-management and independent directors. • Sets the agenda for and leads non-management and independent director sessions held by the Board. • Briefs the Chairman and CEO on any relevant issues arising from non-management and independent director sessions.
Communications with Directors	• Coordinates the activities of the independent directors. • Serves as a liaison between the Chairman and CEO and the independent directors. • Advises on the flow of information sent to the Board.
Communications with Shareholders	• Is available for consultation and communication with shareholders as appropriate.

The Board's Role in Risk Oversight

The Board oversees risk management both collectively and through its individual committees, and regularly reviews information regarding, and risks associated with, our operations, liquidity, artificial intelligence and cybersecurity, as well as our CER program and is highly engaged with management in identifying and overseeing such matters.

As part of the Board's role in overseeing the Company's enterprise risk management ("ERM") program, it devotes time and attention to artificial intelligence, cybersecurity and data privacy related risks in conjunction with the Innovation Committee. The Board and the Innovation Committee receive reports on artificial intelligence, cybersecurity, data privacy and technology-related risk exposures from management, including our head of Information Technology ("IT") and security, at least once a year and more frequently as applicable.

We have an enterprise-wide approach to addressing cybersecurity risk, including input and participation from management and support from our IT Steering Committee that is composed of our Senior Vice President Electronics and Structural Systems, Chief Financial Officer, General Counsel, Chief Human Resources Officer, Vice President Supply Chain Management and Head of IT

and Cybersecurity. Our cybersecurity risk management program leverages the National Institute of Standards and Technology Framework which is augmented with Cybersecurity Maturity Model Certification components to meet our particular needs. We regularly assess the threat landscape and take a holistic view of cybersecurity risks, with a layered cybersecurity strategy based on protection, detection and mitigation. Our IT security team, which is composed of internal resources, reviews enterprise risk management-level cybersecurity risks at least annually.

While the full Board has the ultimate oversight responsibility for the risk management process, various Board committees also have risk management oversight responsibilities over certain substantive areas. The Board believes that its programs for overseeing risk, as described below, would be effective under a variety of leadership frameworks. Accordingly, the Board's risk oversight function and committee responsibilities support the current leadership structure. The key risk oversight responsibilities of each of the Board's committees are depicted in the diagram below:

The Board

The Board plays a direct role in our ERM program, including but not limited to artificial intelligence, cybersecurity and sustainability, and receives regular reports from the chairs of the respective committees with respect to the risks overseen by each.

Compensation Committee	Audit Committee	Corporate Governance and Nominating Committee	Innovation Committee
• Reviews and discusses management's assessment of risks related to our compensation policies and practices and human capital and talent management programs, and whether risks related to such programs are reasonably likely to have a material adverse effect on us.	• Reviews risks related to financial reporting and internal controls, helps the Board oversee the Company's public reporting obligations regarding cybersecurity matters and, at least annually, reviews and assesses enterprise-wide risks and risk mitigation plans, as well as the monitoring and control of related exposures.	• Evaluates the risks related to the overall effectiveness of the Board and its committees, the effectiveness of our governance practices, and the Company's CER and health and safety performance, strategies, goals and objectives.	• Assists the Board in overseeing information technology, including artificial intelligence, data privacy, cybersecurity and technology-related risks (other than the Company's public reporting obligations with respect to cybersecurity for which the Audit Committee is responsible).


Nominating Process

The Corporate Governance and Nominating Committee believes that all nominees for election as a director of Ducommun must, at a minimum, have:

- relevant experience and expertise;
- sound judgment;
- a record of accomplishment in areas relevant to our business activities;
- unquestionable integrity;
- a commitment to representing the interests of our shareholders in the fulfillment of our goals and objectives;

- independence, and the absence of potential conflicts with Ducommun's interests;
- the willingness to devote sufficient time, energy and attention in carrying out the duties and responsibilities of a director; and
- the willingness to serve on the Board for an extended period of time.

In identifying candidates to serve on the Board, the Corporate Governance and Nominating Committee follows the process delineated in the diagram below.

Identify Current Board Composition		Conduct Self-Assessment		Identify Skills Needed in the Future
The evolving needs of the Board are identified and evaluated based on a survey developed by our Corporate Governance and Nominating Committee, taking into account factors such as the Board's current composition, the range of talents, experiences and skills that would best complement those already represented on the Board, the balance of management and independent directors, the diversity in perspectives represented by directors of different personal characteristics, and the need for financial or other specialized expertise.		The Board conducts periodic evaluations of its leadership structure, committee composition, structure and scope, most recently in 2023, to identify evolving areas of need that the directors believe are important to our overall governance and for the execution of our VISION 2027 Strategy.		The Board uses the results of the assessments to determine whether its current mix of experience, skills and perspectives are addressing identified areas of need and reveal capabilities that will be required to address those areas in the near future.

As a result of the regular and on-going assessments described above, the Corporate Governance and Nominating Committee determined that the Board would benefit from additional expertise in the areas of product strategy, human capital management and finance, and retained Spencer Stuart, an independent search firm, to conduct searches for the best qualified candidates in these fields utilizing a disciplined process that included research and reviewing the firm's global database and network of contacts. As a result, Spencer Stuart's searches identified Ms. Drazba in 2018 and Ms. Kramer and Ms. Strycker in 2021, all from competitive pools of candidates.

More recently, the Corporate Governance and Nominating Committee determined that the Board would benefit from additional skill sets in the areas of engineering, product development and additional functional expertise, which

resulted in Mr. Carter being identified from a competitive pool of candidates and his subsequent election to the Board in February 2024. Thereafter, a self-assessment completed by the Board identified the need for additional operational leadership and financial expertise. Accordingly, the committee once again retained Spencer Stuart to conduct a search for the best qualified candidates in those fields and as a result of its process, identified Messrs. Korte and Boehle from a competitive pool of candidates. The addition of five new directors since 2021 demonstrates the robustness of the Company's refreshment program and the benefit to shareholders of having new perspectives and skill sets become part of Board deliberations. A summary of our Board's refreshment activities is provided in the diagram below:

5 New Directors in the Last 5 Years	Refreshed Board Leadership	Director Tenure
• Sheila Kramer (2021) • Samara Strycker (2021) • David Carter (2024) • Daniel Boehle (2024) • Daniel Korte (2024)	• Shirley Drazba as Lead Independent Director and Chair of Compensation Committee • Samara Strycker as Chair of Audit Committee • Sheila Kramer as Chair of Corporate Governance & Nominating Committee • David Carter as Chair of Innovation Committee	• Average Board tenure will decrease from 5.8 to 4.7 years after the Annual Meeting of Shareholders, assuming the election of all director nominees • Following the Annual Meeting of Shareholders, tenure will range from 2 years to 9 years, assuming the election of all director nominees • A balanced mix of tenure provides the dual benefit of institutional knowledge from our longer-tenured directors as well as the fresh perspectives brought by our newer directors

All director candidates considered for nomination by the Corporate Governance and Nominating Committee must complete a questionnaire, provide such additional information as the committee may request and meet with our incumbent directors.

The Corporate Governance and Nominating Committee will consider director candidates recommended by shareholders in accordance with the procedures set forth in Article II Section 13 of our Bylaws. Shareholders may submit the name of individuals for consideration as a director candidate not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting. The Corporate Governance and Nominating Committee considers and evaluates candidates recommended by shareholders in the same manner that it considers and evaluates other director candidates.

The Board's Role in Management Succession Planning and Talent Development

One of the primary responsibilities of our Board is identifying and developing talent for the executive leadership roles at Ducommun, particularly those of the CEO and other named executive officers ("NEOs"). The Board has assigned to our Compensation and Corporate Governance & Nominating Committees, as set forth in their respective charters, the shared responsibility of overseeing the Company's talent management and succession planning process, with the Compensation Committee taking the lead role and providing updates to the full Board.

The Compensation Committee of the Board has engaged in an annual succession planning process with the CEO and V.P., Chief Human Resources Officer through which certain high performing and other key individuals are identified throughout the organization as potential successors to our CEO and other NEOs, and to ensure our ability to execute, realize and maintain the objectives articulated in our VISION 2027 Strategy and beyond. For each identified high potential employee, a development plan is cultivated over a 1-2-, 3-5 and 5 plus year timeline, which includes on-going training, development and coaching, stretch assignments, exposure to high-profile projects, and in some cases, interaction with the Board so directors may gain familiarity with the individual.

As part of the Company's talent and succession planning, the Compensation Committee relies on defined attributes for the qualities the Board seeks in the CEO and other NEO roles. The Compensation Committee and Board periodically assess, and update when appropriate, those attributes that are most relevant to our succession planning process. The key elements of our succession planning process are depicted in the diagram below:



Management Identifies High-Potential Employees	• The CEO and V.P., Chief Human Resources Officer and other senior leaders review high potential individuals across the organization who are possible successors to our executive leadership roles. • The CEO and V.P., Chief Human Resources Officer cultivate development plans for such high potential individuals over the short-, medium- and long-term horizons.
Compensation Committee Review of Talent Development and Succession Planning	• On an annual basis, the CEO and V.P., Chief Human Resources Officer and other senior leaders collaborate with the Compensation Committee to evaluate management's succession plans. • The Compensation Committee conducts an in-depth review of management's succession plans and provides input and feedback to senior management and provides updates to the full Board.
Board Interactions with High Potential Employees	• High potential individuals provided opportunities to present operational reviews and/or key projects at Board meetings.

Committees of the Board of Directors

We have four standing Board committees: Audit, Compensation, Corporate Governance and Nominating, and Innovation. All committees, other than the Innovation Committee, are made up entirely of independent directors. The charters for all four committees are available on our website at https://investors.ducommun.com/corporate-governance. Shareholders may request paper copies of any charter by contacting Ducommun Incorporated, 600 Anton Blvd., Suite 1100, Costa Mesa, California 92626-7100, Attention: Corporate Secretary.

Audit Committee

Five meetings in 2025



SAMARA A. STRYCKER
Chair

Members

Richard A. Baldridge
Daniel L. Boehle
Daniel G. Korte

All of the members of the Audit Committee meet the independence criteria of the NYSE's listing standards and rules of the Securities and Exchange Commission ("SEC"). The Board, in its business judgment, has determined that Ms. Strycker and each of Messrs. Baldridge and Boehle are "financially literate," under the NYSE listing standards and that Ms. Strycker and Mr. Boehle are each an "audit committee financial expert," as such term is defined in SEC regulations.

The Audit Committee performs the following functions:

- Appoints, compensates, retains and oversees the work of our independent auditor;
- Reviews the independent auditor's internal quality control procedures and any material issues raised therein, and considers the independence of the independent auditor on an annual basis in accordance with rules of the Public Company Accounting Oversight Board;
- Approves in advance all audit services to be provided by the independent auditor and establishes policies and procedures for the engagement of the independent auditor;
- Oversees the integrity of our financial statements and compliance with legal and regulatory requirements, including procedures for handling claims of misconduct;
- In conjunction with the Board as a whole, assists in the oversight of cybersecurity and data privacy disclosure risks;
- Oversees the effectiveness of our disclosure controls and processes, including the Company's public reporting regarding cybersecurity matters; and
- Evaluates the effectiveness of our internal audit function.

Compensation Committee

Four meetings in 2025



SHIRLEY G. DRAZBA
Chair

Members

Sheila G. Kramer
Samara A. Strycker

All of the members of the Compensation Committee meet the independence criteria of the NYSE's listing standards and the additional requirements for compensation committee members prescribed by the SEC.

The Compensation Committee performs the following functions:

- Oversees our compensation philosophy, policies and programs;
- Reviews and approves corporate goals and objectives relevant to the CEO's compensation, evaluates the CEO's performance in light of those goals, and determines and approves the CEO's compensation level based on this evaluation;
- Approves the compensation of other executive officers based on the recommendation of the CEO, and approves the terms and grants of equity awards;
- Reviews the compensation of directors for service on the Board and its committees, and recommends changes thereto;
- Selects and retains an independent compensation consultant, currently, Willis Towers Watson LLC, to provide consulting services relating to our executive compensation program;
- Administers and makes recommendations to the Board with respect to our incentive compensation plans for executive officers and employees generally;
- Reviews and approves employment and severance agreements for executive officers, including change-in-control provisions, plans or agreements;
- Reviews our succession plans relating to the CEO and other executive officers, in consultation with the Corporate Governance and Nominating Committee;
- Oversees our human capital and equal employment opportunity programs, and associated risks;
- Reviews our Compensation Discussion and Analysis and related disclosures that are included in our annual report and proxy statement as required by SEC rules;
- Assesses whether compensation consultants involved in recommending executive or director compensation raise any conflict of interest issues that require disclosure in our annual report and proxy statement; and
- Oversees the evaluation of our management in conjunction with the Corporate Governance and Nominating Committee.

Corporate Governance and Nominating Committee

Three meetings in 2025



SHEILA G. KRAMER
Chair

Members

Shirley G. Drazba
Daniel G. Korte

All of the members of the Corporate Governance and Nominating Committee meet the independence criteria of the NYSE's listing standards.

The Corporate Governance and Nominating Committee performs the following functions:

- Recommends criteria for identifying candidates for the Board, and identifies, recruits, and reviews the qualifications of such candidates;
- Assesses the contributions and independence of incumbent directors and recommends them for reelection to the Board;
- Develops and recommends corporate governance principles to the Board, and reviews and recommends changes to those principles as necessary;
- Makes recommendations to the Board relating to the size, structure, composition and functioning of the Board and its committees;
- Recommends candidates for appointment to Board committees;
- Oversees CER and EH&S initiatives and reviews and makes recommendations to management relating to such issues;
- Oversees management's responsibility for the orientation process for new directors and ongoing education for incumbent directors;
- Reviews our succession plans relating to the CEO and other executive officers, in consultation with the Compensation Committee; and
- Oversees the performance of the Board and our management team in conjunction with the Compensation Committee.

Innovation Committee

Two meetings in 2025



DAVID B. CARTER
Chair

Members

Richard A. Baldridge
Daniel L. Boehle
Stephen G. Oswald

The Innovation Committee performs the following functions:

- Offers advice and insights to management and the Board in developing a technology roadmap to support our long-term business objectives;
- Advises the Board and receives reports from management on emerging science and technology trends, including evolving digital strategies being adopted in the aerospace and defense industry, and recommends strategies relating to new product and intellectual property development;
- In conjunction with the Board as a whole, oversees information technology, including artificial intelligence, cybersecurity, data privacy, and such other technology-related matters as the Committee deems appropriate (other than the Company's public reporting obligations with respect to cybersecurity for which the Audit Committee is responsible);
- Monitors the overall direction, effectiveness, competitiveness and timing of our research and development programs; and
- Reviews and discusses with the Board and management the identification of key contributors to innovation at Ducommun and empowering the implementation of the Board and Committee's recommendations.

Annual Board and Committee Evaluations

Our Board and each of its committees evaluate their effectiveness and performance by completing an annual self-evaluation process, which is coordinated by the Corporate Governance and Nominating Committee together with our Lead Independent Director. These evaluations are conducted through a combination of formal and informal processes, including the following:

- The Board, along with each of its committees, annually conducts a self-evaluation of its performance which includes considerations as to: the composition of the Board and its committees; whether committee charters remain appropriate; meeting content and whether the amount of time dedicated to agenda items are appropriate; directors' concerns about the Board's performance and that of its individual committees; and suggestions for addressing such issues. The foregoing process is depicted in the diagram below:

Management circulates committee and Board evaluations via a secured electronic portal on an annual basis.	Members of the Board and each committee participate in the formal evaluation process by responding to questions designed to elicit information used for improving Board and committee effectiveness.	Responses to evaluation questions are reviewed with the Board and each of its committees to address concerns and implement recommendations identified during the annual assessment process.

- At the end of each regular Board meeting, the Board holds executive sessions outside the presence of management at which feedback is provided to the Lead Independent Director.

- The Corporate Governance and Nominating Committee, in conjunction with the Lead Independent Director, periodically reviews the composition of the entire Board to assess the skills, experience and perspectives that are currently represented on the Board, and to determine what skills and experience would be valuable in the future given our current state and strategic plans.

Feedback from these processes is communicated to the Chair of the Board, the Chair of the Corporate Governance and Nominating Committee, and the Lead Independent Director so that appropriate follow-up measures can be discussed, implemented and monitored. As discussed in the "Nominating Process" section above, as a result of recent self-evaluations, the Board determined that it would benefit from additional proficiency in the areas of engineering, product development and functional expertise, as well as operational leadership experience and additional financial acumen. Our newest directors, Messrs. Carter, Korte and Boehle have each enhanced the Board with these and other areas of expertise since their appointments.

Director Orientation and Continuing Education

Ducommun provides an orientation program for all new directors, not only with respect to their roles on the Board but also as members of the committees on which they will serve. In addition, Ducommun provides ongoing education and development for its directors to help them continuously improve their contributions as individual directors and collectively as a Board and pays for all reasonable expenses for any director who wishes to attend external continuing education programs.

Shareholder Engagement

Our Board values the perspectives of our shareholders, who have placed their trust in Ducommun and its Board. We expect to engage regularly in meaningful conversations with shareholders concerning our business, executive compensation, corporate, environmental and social responsibility, and other governance topics.

To this end, in 2025, we continued to engage with our shareholders. Specifically, we met with certain of our significant shareholders to discuss, among other matters, the Company's progress under its VISION 2027 Strategy. Our Board believes that such candid and specific feedback from its shareholders will enhance our governance, corporate responsibility and compensation practices, and will contribute positively to Ducommun's mission, performance and return to shareholders. A summary of our engagement efforts, along with actions taken in response to shareholder feedback are summarized in the tables below:

2025 Shareholder Engagement Key Statistics

Management attended more than 85 meetings with existing and potential new investors in one-on-one and group settings and more than 20 meetings with research analysts in 2025.

2025 Shareholder Engagement Overview

Who External	Ducommun	How	Resources https://investors.ducommun.com/
• Institutional Investors	• Executive Management and Board members as needed	• Fireside chats at Analyst Conferences	• Quarterly and annual earnings publications
• Sell-side analysts	• Investor Relations	• Quarterly earnings calls	• Annual proxy statements and reports, and SEC Filings
• Proxy advisory firms		• One-on-one and group meetings	• Annual Meeting of Shareholders
		• Industry trade shows	• CER Report

Key Topics of Engagement in 2025

- Overall Ducommun strategy, including current performance and acqusition opportunities.
- Progress on the Company's VISION 2027 Strategy.
- Engaged in outreach with investors and sell-side research analysts during the 2025 Paris Air Show and at other banking conferences.

As a part of our ongoing dialogue with our shareholders, we will keep the channels of communication open and engage regarding any areas of concern to our shareholders.



Meetings and Executive Sessions

The Board met five times in 2025. All directors attended 100% of the aggregate of all Board and applicable committee meetings during 2025. We strongly encourage all directors to attend the Annual Meeting of Shareholders, and accordingly, all ten of our directors at the time attended the 2025 Annual Meeting of Shareholders.

We have a practice of holding regularly scheduled executive sessions of non-management directors following each scheduled Board meeting. Additional executive sessions of non-management directors may be held from time to time as required. Ms. Drazba, the Board's Lead Independent Director, is the current presiding director during executive sessions. The graphic below depicts the attendance of directors at Board and committee meetings held in 2025:

2025 Board and Committee Meetings with 100% Attendance



Innovation Committee
2
CG&N Committee
3
Compensation Committee
4
Audit Committee
5
Board of Directors
5
100% Attendance at Meeting
Number of Meetings

Key Governance Documents

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that is applicable to all directors, employees, and officers, including our CEO and Chief Financial Officer. Among other things, the Code of Business Conduct and Ethics requires directors, employees, and officers to: avoid any activity that may result in a conflict of interest with Ducommun; maintain the confidentiality of information entrusted to them by us, our customers and employees (except when disclosure is authorized or legally mandated); deal fairly with our customers, suppliers, competitors, and employees; refrain from using Company property, information or their position for improper personal gain; observe all policies relating to data protection and privacy; comply with the Company's insider trading policy; refrain from engaging in any illegal discrimination or harassment; refrain from engaging in corrupt business practices and fraudulent activity; protect and ensure the efficient use of Ducommun's assets; and maintain our books, records, accounts and financial statements in reasonable detail to fairly reflect our transactions and conform to both applicable legal requirements and our internal controls.

Code of Ethics for Senior Financial Officers

The Board has adopted a Code of Ethics for Senior Financial Officers that is applicable to our President and CEO, Chief Financial Officer, and the President, Vice President of Finance and Controller of each of our subsidiaries. The Code of Ethics for Senior Financial Officers, among other things, requires them to provide full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us and to promptly report violations of the Code to the Audit Committee.

We intend to post on our website amendments, if any, to the Code of Business Conduct and Ethics and the Code of Ethics for Senior Financial Officers, as well as any waivers thereunder, with respect to our officers and directors as required to be disclosed by SEC and NYSE rules.



Corporate Governance Guidelines

The Board adopted Corporate Governance Guidelines, which among other things, specify the criteria to be considered for director candidates; impose tenure limits on directors; and hold periodic meetings without executive management present.

The Board revised our Corporate Governance Guidelines as recently as 2022 to emphasize its belief that a wide range of different perspectives contribute to a vital board dynamic, which is essential to effective governance.

Other Governance Documents

Our Board has approved or adopted several other important policies and statements, including:

- An Insider Trading Policy
- Procedures for Employee Complaints About Accounting and Auditing Matters
- A Second Amended and Restated Clawback Policy compliant with the SEC's new Rule 10D-1 implementing the incentive-based compensation clawback rules mandated by Section 10D of the Securities Exchange Act of 1934 and which includes time-based equity compensation within its scope
- California Transparency in Supply Chains Act Disclosure Statement
- Prohibition Against Trafficking in Persons Policy
- Regulation FD Policy

How to Find Governance Documents

All of the documents described above are available on our website at *https://www.ducommun.com* in the Corporate Governance section of the Investor Relations webpage and will be forwarded in print to any shareholder upon request. Any such request should be addressed to Ducommun Incorporated, 600 Anton Blvd., Suite 1100, Costa Mesa, California 92626-7100, Attention: Corporate Secretary.

The Corporate Governance section of our website also contains information on our confidential ethics hotline.

Compensation of Directors

In 2025, directors who are not employees of Ducommun or its subsidiaries were paid a mix of cash and equity for their service on our Board, as depicted in the following table.

Type of compensation	Amount $	How paid
Cash Annual retainer	80,000	Cash, paid in equal increments on a quarterly basis.
Equity-Based Annual retainer	135,000	Restricted stock units for a number of shares (rounded to the nearest 100 shares) equal to the stated dollar amount divided by the average closing price of our common stock on the NYSE on the five trading days immediately preceding the date of grant, which typically occurs on or shortly after the date of our annual meeting. Restricted stock units vest on the one-year anniversary of the date of grant.
Additional retainer for Lead Director	30,000	Cash, paid in equal increments on a quarterly basis.
Additional retainer for committee chairs:		Cash, paid in equal increments on a quarterly basis.
Audit	17,500	
Compensation	12,500	
Corporate Governance and Nominating	7,500	
Innovation	7,500	
Fees for committee meetings	2,500 per meeting	Cash, paid in equal increments on a quarterly basis.

Mr. Ducommun served on our Board since 1985 and was the only director who participated in the Directors' Deferred Income and Retirement Plan. Under this plan, which has been closed to new participants since 1997, Mr. Ducommun had the ability to elect to defer payment of all or part of his fees for service as a director until his retirement from service on the Board, which retirement was effective April 30, 2025. Deferred directors' fees could be notionally invested, at the election of Mr. Ducommun, in a fixed interest account or a phantom stock account that tracked the value of our common stock, including dividends, if any.

2025 Director Compensation Table

The following table presents the compensation earned by, or paid to, the non-employee directors for the year ended December 31, 2025 for their services to Ducommun.

	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2][3]	All Other Compensation ($)[4]	Total ($)
Richard A. Baldridge	102,500	138,092	–	240,592
Daniel L. Boehle	95,000	138,092	–	233,092
David B. Carter	87,500	138,092	–	225,592
Shirley G. Drazba	129,375	138,092	–	267,467
Robert C. Ducommun[5]	53,125	–	300,000	353,125
Dean M. Flatt[5]	59,375	–	–	59,375
Sheila G. Kramer	103,125	138,092	–	241,217
Daniel G. Korte	87,500	138,092	–	225,592
Samara A. Strycker	122,500	138,092	–	260,592
Director Stock Ownership Policy			**5x Annual Baseline Cash Retainer**	

(1) On May 8, 2025, 2,300 restricted stock units were granted to each of Mmes. Drazba, Kramer and Strycker, and Messrs. Baldridge, Boehle, Carter, and Korte. Other than as set forth in this footnote (1), our non-employee directors did not hold any other outstanding equity awards as of December 31, 2025.

(2) These amounts represent the aggregate grant date fair value of stock awards granted in 2025 as calculated pursuant to Financial Accounting Standards Board's Accounting Standards Codification Topic 718, disregarding the estimate of forfeitures. The methodology and assumptions used in the valuation of stock awards are contained in Footnote 11 to our consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2025.

(3) The non-employee directors received awards of restricted stock units for a number of shares (rounded to the nearest 100 shares) equal to the stated dollar amount divided by the average closing price of our common stock on the NYSE on the five trading days immediately preceding the date of grant, which was $60.04. All of the restricted stock unit awards granted to our non-employee directors vest on the one-year anniversary of the respective date of grant.

(4) As discussed above, Mr. Ducommun is the only director who participated in the Directors' Deferred Income and Retirement Plan. Accordingly, the amount for Mr. Ducommun listed in the table able represents his annual retainer fee of $25,000 for the shorter of his life or a period of twelve years, which Mr. Ducommun became entitled to on his retirement from the Board in April 2025.

(5) Messrs. Ducommun and Flatt retired from the Board as of April 30, 2025 and as such, were not awarded any restricted stock units in 2025.

Director Stock Ownership Policy

In August 2020, the Compensation and Corporate Governance and Nominating Committees of the Board updated the stock ownership requirements covering all non-employee directors and executive officers. Under the revised policy, non-employee directors must acquire and hold shares of our common stock equal in value to at least five times the annual Board cash retainer of $80,000. Non-employee directors are expected to meet these holding requirements by December 31st of the fifth year following their initial election to the Board. For purposes of determining compliance with the policy, a non-employee director's stock ownership is calculated by multiplying the aggregate number of shares owned and unvested restricted stock units by the average trading price of our stock over a twelve-month period ending on December 31st of each calendar year, divided by the annual Board cash retainer. All directors are in compliance or have additional time in which to comply with the stock ownership guidelines as of December 31, 2025.

Corporate and Environmental Responsibility

We are committed to improving the lives of our shareholders, employees, customers, business partners, and the communities in which we operate. To that end, we believe having a strong focus on corporate responsibility, including environmental matters, and conducting our business in an ethical, transparent and accountable manner, creates value for all of our stakeholders.

We provide an overview of our corporate environmental and responsibility initiatives and practices below. Our Corporate and Environmental Responsibility and Task Force on Climate-Related Financial Disclosures Reports are available via the "Environment & Sustainability" link on our Investor Relations webpage.

RESOURCE CONSERVATION IN PRODUCTION

GHG and Reliance on Renewable Energy (2021 vs 2025)

- Since our baseline year of 2019, there has been an impressive 33% decrease in our Scope 1 greenhouse gas emissions and a 55% reduction in our Scope 2 greenhouse gas emissions.
- Since our baseline year of 2023, there has been a 20% decrease in our Scope 3 greenhouse gas emissions.
- 39% of Ducommun's energy needs were obtained from renewable sources in 2025.

Energy Efficiency Projects

- Several of our performance centers invested in equipment upgrades to improve production efficiencies and HVAC units with higher SER ratings, which collectively reduced our energy consumption by 220,000 kWh.
- All of Ducommun's performance centers are either in the process of, or have fully completed, installing LED lighting. Sixteen performance centers have completed the transition and the remaining two are expected to complete the process in 2026.

HUMAN CAPITAL AND DIVERSITY PROGRAMS

Health and Safety

- We remain committed to prioritizing employee health, safety, and wellness.
- Ducommun's lost time incident rate dropped to zero, a remarkable 100% improvement compared to our baseline year of 2019, and our total recordable incident rate decreased by approximately 92% during that same period.

Leadership Diversity

- As part of its core values of integrity, respect and excellence, Ducommun is committed to being an equal opportunity employer. Ducommun makes all employment decisions based on individual merit and prohibits all forms of unlawful discrimination.

Awards and Recognition

- Ducommun is honored to be included on Newsweek magazine and Statista America's Most Responsible Companies Award List for the third consecutive year in 2026.
- Ducommun is proud to be recognized by TIME Magazine as one of America's Best Mid-Sized Companies in 2025. This list recognizes organizations who are amongst the best in employee satisfaction, revenue growth, and sustainability performance.
- As featured in the Wall Street Journal, Ducommun was named to the 2025 America's Top 100 Most Loved Workplaces® List. Best Practice Institute, which conducted the survey, interviewed 2.8 million U.S. employees across companies of all sizes and industries to measure emotional connection, collaboration, respect, alignment of values and achievement.
- Ducommun once again sponsored the Orange County United Way's Women's Philanthropy Fund and was honored with the 2025 Employee Giving Climber Award for medium-sized companies at the Orange County United Way's 2025 Rally for Change event, which is given to organizations who substantially increase their contributions year over year.

COMMUNITY SUPPORT

Company Donations

- The Ducommun Foundation supports charitable organizations in the communities in which we operate and has donated over $2.1 million to support disaster relief efforts and underrepresented communities since 2019.
- The Ducommun Cares Fall E-Pledge Campaign, in partnership with the United Way, raised over $75K from our corporate employees and Company matching donations in 2025.
- In 2025, Ducommun's corporate office held its first ever food drive competition, resulting in the collection of over 800 food items that were distributed on Thanksgiving to families in need.

Community Investment

- In partnership with the Los Angeles Chargers and the University of California, Irvine, our STEM on the Sidelines™ initiative serves as a contest to promote STEM education in high schools in Los Angeles and Orange Counties, in which almost 1,000 students from approximately 132 high schools have participated since the program's inception eight years ago.

Scholarships

- We awarded a record 94 merit-based scholarships in 2025 to children and grandchildren of employees, with a total of over 380 scholarships having been awarded since 2019. The total value of scholarships awarded in 2025 was approximately $259,000, and over $1.4 million has been awarded since the program's inception.

ETHICS AND PROTECTION OF HUMAN RIGHTS

Core Values

- We continued to promote a culture of honesty, professionalism, respect, trust and teamwork through our Company Core Values and Code of Business Conduct, supported by our ethics hotline, employee communications and training.

Code of Conduct

- We offer training to all employees on ethical decision-making skills and other values in Ducommun's Code of Conduct.

Human Rights

- Our Prohibition Against Trafficking in Persons Policy and California Transparency in Supply Chains Act disclosure statement continued to promote responsible sourcing practices.

CYBERSECURITY

Risk Reduction

- We leverage established standard frameworks to help reduce the likelihood of catastrophic failures resulting in significant loss of data or revenue.

Securing the Enterprise

- We use a multi-layered IT infrastructure approach designed to identify, protect, detect, respond, and recover from directed attacks from cybercriminals and adversarial nation-state actors.

Product Security & Privacy

- We install anti-malware software on computers and servers, and badge access controls to manufacturing sites to help secure our production environment.
- We strive to comply with all applicable privacy laws to secure personally identifiable information collected for business purposes.

Board-Level Oversight of Corporate and Environmental and Responsibility Program

Our CER initiatives are overseen by the Board in general, and specifically, the Corporate Governance and Nominating Committee. In particular, the Corporate Governance and Nominating Committee reviews and provides oversight over CER initiatives we have implemented, and which are of potential interest to our stakeholders. In 2020 and based on management's recommendations, the Corporate Governance and Nominating Committee approved the development of a CER program substantially based on the Sustainability Accounting Standards Board's Aerospace and Defense Industry Standard (the "SASB Standard"), as modified, as being the standard most reflective of, and relevant to, Ducommun's operations.

Subsequently, in 2021, we formally established a CER steering committee composed of senior executives to monitor and manage the initiatives approved by the Corporate Governance and Nominating Committee to further strengthen our CER program. More recently, we incorporated the use of the Global Reporting Initiative ("GRI") framework into our SASB Standard-based CER program and further advanced our climate-related disclosures by publishing a stand-alone Task Force for Climate Financial Disclosure ("TCFD") report, which is available on our website. The Corporate Governance and Nominating Committee and the full Board receive regular updates on the status of these initiatives.

Operating Responsibly

We understand the importance of building trust with our investors, customers, vendors and suppliers, and that the foundation for doing so begins with our employees. To establish this trust and commitment, we rely on an anonymous hotline to support our Code of Business Conduct and Ethics and empower our employees to provide suggestions and report concerns or instances of misconduct. In keeping with our foundational core values of honesty and trust, we offer employees regular training and monthly ethics bulletins to promote a culture of high ethical standards where employees feel free to voice concerns.

We are also committed to respecting human rights and establishing expectations for high levels of ethical conduct throughout our supply chain. Ducommun's California Transparency in Supply Chains Act Disclosure Statement and Prohibition Against Trafficking in Persons Policy are both available in the Corporate Governance section of our Investor Relations webpage.

Employee safety is also one of our top priorities and annual areas of focus as evidenced by a Lost Time Incident Rate of zero over the past year, which is a remarkable 100% improvement over our baseline year of 2019. Additionally, we offer an annual health fair, flu shot clinics, and onsite grief counseling support services to our employees as part of our health and wellness initiatives.

In 2025, we continued to enhance our employee assistance plan services and benefits by providing our workforce with access to Talkspace Go, a mobile app that provides self-guided counseling support and features live group classes hosted by professional counselors. Importantly, our employees have access to a variety of resources such as counseling support, training and development on managing remote work, stress management and emotional intelligence, and improved self-help resources including tools, videos, financial calculators and informative articles to assist with life decisions and events such as adoption, relationship troubles, legal issues, financial well-being, and health issues.

Workplace Health and Safety

In 2021, Ducommun adopted environmental health and safety ("EHS") key performance indicators ("KPIs") that were regularly communicated across the enterprise by senior management in order to improve safety outcomes. In 2025, we continued to invest in infrastructure to improve internal safety practices related to key processes. In addition, we completed the implementation of EHS software tools for performance centers to track and further reduce, lost time and total recordable incident rates.

Over the past four years, Ducommun's lost time incident rate ("LTIR")* dropped to zero, a remarkable 100% decrease over the period, and our total recordable incident rate ("TRIR")** decreased by approximately 72% during that same time frame, both reflective of world-class performance.

The Board of Directors is kept apprised with regular updates as to the successful implementation of our safety protocols during the year.

---

* _Lost time incidents are defined as incidents that resulted in days away from work. This measure is similar to the days away, restricted or transferred metric utilized by the Occupational Safety and Health Administration. The annual lost time incident rate is calculated by multiplying the number of lost time cases by 200,000 hours and dividing the result by the total number of hours worked by all employees during the year._

** _The total recordable incident rate is calculated by multiplying the annual number of OSHA Recordable Cases by 200,000, and dividing the product by the total hours worked by all employees during the year. The number 200,000 is used in the calculation to represent the number of hours worked in a year by 100 employees working 40 hours per week over 50 weeks, which provides the basis for calculating the incident rate for the entire year._

Lost Time Incident Rate (2022 - 2025)



Total Recordable Incident Rate (2022 - 2025)



Environmental Initiative Highlights

In support of our pledge to deliver exceptional value to all stakeholders, we are committed to the following with respect to our environmental management practices:

1. Striving to avoid adverse impact and harm to the environment in the communities in which we do business, and to identify business partners who share these values.

2. Promoting the creation of a culture of compliance with all applicable laws and regulations pertaining to the environment and natural resources.
3. Endeavoring to improve our Environmental Management System and work to assure that employee awareness and performance are priorities of our operating system.
4. Establishing meaningful objectives in the pursuit of environmental, health and safety excellence.

Below is a summary of our performance over the four-year time period between 2022 and 2025 relating to our greenhouse gas emissions. Over the past four years Ducommun has decreased its Scope 1 greenhouse gas emissions by 17% through a combination of energy efficiency upgrades, boiler conversions and process optimization initiatives. The Company also achieved a 55% reduction in its Scope 2 greenhouse gas emissions over the same time frame by procuring energy from renewable sources, converting to LED lighting and implementing HVAC upgrades. Moreover, the Company has reduced its Scope 3 emissions by 20% since 2023 by lowering the volume of waste generated and transported for off-site disposal. Ducommun now obtains 39% of its energy needs from renewable sources:

Scope 1 and 2: Greenhouse Gas Emissions (tons CO_2)



■ Scope 1: Direct Emissions from Natural Gas, Propane, & Fuel

■ Scope 2: Indirect Emissions from Electricity (Market-based)

Renewable Energy Use (%)



Identifying and Mitigating Climate-Related Risks

Ducommun understands that climate change and global warming are not far-off concerns but present immediate challenges that could pose potential operational, regulatory and reputational risks to companies. For this reason, Ducommun has recognized the increasing urgency of climate-related threats and the need to proactively manage potential impacts to our business strategy, operations and supply chain. In 2025, we released our first-ever climate risk report aligned with the TCFD framework, which calls for clear, consistent and transparent disclosures related to climate-related financial risks. Accordingly, our TCFD report is structured around four key pillars:

1. *Governance:* Outlines how climate-related issues are overseen by the Board and top executives;
2. *Strategy:* Assesses how climate-related risks and opportunities could affect our operations in the short, medium and long-term;

3. *Risk Management:* Outlines how climate risks are identified, assessed and integrated into our broader risk management framework; and
4. *Metrics and Targets:* Details the data and benchmarks used to measure and track climate-related performance.

Through this framework, we identified both physical- (e.g. extreme weather events) and transition-related risks (e.g., regulatory changes, carbon pricing, policy, market and reputational risks), while also uncovering opportunities for sustainable innovation and the utilization of low-carbon materials.

For a full overview of our process for identifying and mitigating climate-related risks, please visit the following link on our website at: https://investors.ducommun.com/static-files/b681e276-c668-47bc-b7b5-29ba40e044f4.

Investment in Our Employees and the Future Generation

We have implemented and maintain several programs for the financial and educational well-being of our employees and their families. For example, in 2019, we introduced an Employee Stock Purchase Plan, which provides employees the opportunity to share in Ducommun's success and continued growth by purchasing the Company's stock. The plan allows eligible employees to accumulate contributions through after-tax payroll deductions to purchase shares of Ducommun stock at a 15% discount. In 2025, we continued to grow the program, with overall participation levels increasing by 25% since the program's inception. In addition, our 401(k) program has a 93% participation rate among eligible employees, with annual training and monthly educational sessions held at each Ducommun performance center. Both programs emphasize the importance of investing and building for the future for our employees and their families.

The Ducommun Scholarship Program is an exclusive benefit for the children and grandchildren of full-time Ducommun employees who plan to continue their education by attending a four-year college or university, or a two-year accredited technical or vocational program. Student applicants are evaluated by an independent scholarship firm that administers the application and review process, and scholarships are awarded based on factors such as academic performance, demonstrated leadership, participation in school and community activities, honors, work experience, goals and aspirations. In 2025, Ducommun awarded a record 94 academic and vocational scholarships, which included 40 new awards and the renewal of 54 previously awarded scholarships, an increase from the 92 scholarships awarded in 2024. Students can renew their scholarship awards for each academic year, allowing them to work toward a two- or four-year degree, provided they continue to meet minimum academic performance levels and have a parent or grandparent that is employed by Ducommun. The total value of the scholarship awards in 2025 was $259,000 and over $1.4 million in scholarships have been awarded since the program's inception.

Number of Scholarships Awarded (2019-2025)



Total Value of Scholarships (2019-2025)



Ducommun also offers a tuition assistance program to encourage employees to continue their formal education. The program provides financial assistance to eligible employees for completing courses that align directly with an employee's assigned job function or that will help prepare them for future advancement within the Company. In 2025, Ducommun issued tuition reimbursement payments totaling almost $30,000 to employees in various functional departments, including engineering, accounting, quality, sales, supply chain and logistics.

Talent Development

Employee engagement is an ongoing initiative at Ducommun with a focus on driving the continued individual recognition of employees and teams and improving the work environment to provide individuals with the tools and resources to do their jobs well and creating a safe and secure work environment where a culture of core values and leadership can exist. Through engagement surveys, we take a pulse of the organization and will continue to focus on areas that are of most importance to our employees.

We also believe that the talent and skills of our employees allow us to drive innovation across the organization in support of our customers and their needs. To that end, and as part of our ongoing focus on organizational development, Ducommun continues to enhance various tools and resources available to our employees. In 2024, we began a partnership with Franklin Covey, an independent consulting firm, to support our talent development initiatives. As a result, in 2025 we launched a formal leadership development training program for key individuals across the organization with the goal of developing a "leader's mindset" by equipping them with essential skills that enhance employee engagement, improve collaboration and communication, and drive results. Over 100 leaders from across Ducommun participated in one of more than thirteen different leadership workshops offered across the nation during the year. Additionally, in 2025 the Company partnered with Dale Carnegie to provide executive coaching and development for its senior leaders.

Moreover, within our human capital and performance management systems, talent and 360° performance reviews are vital to increasing our capabilities, productivity and efficiency in every facet of the organization. Specifically, robust performance management processes support our philosophy of ongoing coaching and feedback as well as fostering employee engagement and collaboration within all levels of the organization, and these processes serve as part of our focused effort to drive organizational effectiveness, process efficiency and talent development. In 2025, we developed an online formal talent review and succession planning process, which will formally launch in 2026 and will facilitate our ability to proactively and intentionally identify and develop internal talent in a manner that aligns competencies with our core values, annual key focus areas, and employee and leadership expectations.

Newsweek Magazine's Most Responsible Companies for 2026

For the third consecutive year, Ducommun was proud to be named to *Newsweek* magazine's list of most responsible companies in recognition of our commitment to corporate social responsibility and long-term sustainability. *Newsweek's* annual list of America's Most Responsible Companies was produced in collaboration with data firm Statista, a global data and business intelligence platform with an extensive collection of statistics, reports, and insights on over 80,000 topics from 22,500 sources in 170 industries. The America's Most Responsible Companies 2026 ranking focuses on a holistic view of corporate responsibility and is based in part on 30 key performance indicators researched for the top 2,000 public companies by revenue headquartered in the United States and a survey of approximately 18,000 U.S. residents.



Community Investment

Ducommun is committed to being an active member of the communities in which we operate by contributing not only financial resources but also volunteering time to help these localities become stronger and better environments in which to live and work. The Company accomplishes this by focusing on educational opportunities for underprivileged students and supporting small business recovery in communities impacted by natural disasters or facing social unrest.

In 2025, Ducommun participated in several charitable Build-a-Bike events across multiple sites, resulting in the donation of 40 bikes to local youth organizations. Additionally, Ducommun made contributions to various organizations, including donating supplies for the Build- My-Future program in Joplin, MO, uniforms for a local volleyball team in Huntsville, AR, financial donations to Heartland Patriots – Canine for Soldiers in Joplin, MO, and donations to the Middle School EAST program and the Huntsville Skills USA Chapter in Arkansas. We also helped fundraise for the Reach One Teach One Foundation of Labette County, Kansas and participated in the American Cancer Society's SoleBurner 5K Run/Walk in Appleton, WI.

Additionally, our employees volunteered their time for a number of different causes and programs in 2025. These included participating in mock interviews and supporting Career Days and other school visits for local high schools, providing food for the Madison County (WI) Soccer Association, volunteering for a food sorting event for Feed America in eastern Wisconsin, supporting the Valley Packaging Industries partnership in Appleton, WI to close barriers of employment

for individuals with disabilities, and participating in the 9/11 Stair Climb at Lambeau Field in Wisconsin to support victims and their families. Additionally, members of the Ducommun team participated in a beach cleanup at Bolsa Chica State Beach in Huntington Beach, California, picking up trash and other debris along a one mile stretch of shoreline to protect this treasured resource in our community and promote sustainability. Our employees also volunteered for the 2025 Kansas Association of Colleges & Employers Summer Drive-In, which focuses on connecting businesses with educational and career services.

In 2025, Ducommun again partnered with the Orange County United Way to launch a company-wide "Ducommun Cares" e-pledge giving campaign. Pursuant to this initiative, our employees and the Company donated more than $75,000 to support meaningful causes in the communities in which we operate. In September 2025, Ducommun was honored to serve as an Event Sponsor of the Orange County United Way's Rally for Change event, at which it was awarded the Employee Giving Climber Award for medium sized companies, and our corporate employees celebrated Thanksgiving by assembling math literacy kits to support local students at The United Way's Orange County, CA headquarters.

The Ducommun Foundation, founded in 2019, is a Section 501(c)(3) organization that serves as the Company's philanthropic arm dedicated to financially supporting local and national non-profit and charitable organizations in the communities in which we operate. Since its inception, the Ducommun Foundation has donated over $2.1 million to assist organizations that support veterans, active service members and military families, and efforts to end homelessness in local communities. In 2025 donations were provided to organizations such as American Red Cross, United Way, Los Angeles Fire Department, Children of Fallen Patriots and Wounded Warriors Family Support. Additionally, in honor of Veteran's Day, donations were provided to the American Battle Monuments Foundation, which maintains American military cemeteries and monuments overseas in support of those who have made the ultimate sacrifice in defending our freedom. In past years, contributions were also made to the Hire Heros USA, American Legion, Fisher House Foundation, U.S. Veterans Initiative, World Central Kitchen, UNICEF USA and other humanitarian causes.

STEM on the Sidelines™



The 2025 contest was held on November 8, 2025 at SoFi Stadium in Inglewood, California with the winning teams honored before the Los Angeles Chargers' home game on December 8, 2025. A total of 24 teams from 13 different high schools in Los Angeles and Orange County participated in the 2025 contest. To date, almost 1,000 students from 132 high schools have benefited from their involvement in STEM on the Sidelines™ since 2018.

STEM ON THE SIDELINES
PRESENTED BY Ducommun

Living Legends of Aviation



Ducommun, along with the Stephen G. and Regina Oswald Foundation, were honored to once again support the 2026 Living Legends of Aviation Awards Ceremony in Los Angeles as a presenting sponsor. The Living Legends of Aviation are remarkable people of extraordinary accomplishment in aviation including, entrepreneurs, innovators, industry leaders, astronauts, record breakers, pilots who have become celebrities and celebrities who have become pilots. The Legends meet yearly to recognize and honor individuals that have made significant contributions to the industry and Ducommun is extremely proud to be a part of a program that honors service, courage, innovation, leadership, and lifelong dedication to the advancement of aerospace and defense.

FREE TO FLY ON FREEDOM'S WINGS
LIVING LEGENDS OF AVIATION
SOLVO VOLO IN LICENTIA PENNAE

The American Rocketry Challenge



Ducommun is a proud sponsor of The American Rocketry Challenge, the world's largest student rocketry competition, with over 1,000 teams from 46 states participating. In 2025, the National Championship was awarded to Boy Scout Troop 74 from Montville, New Jersey who subsequently finished in first place representing the United States at the International Rocketry Challenge at the Paris International Airshow in June. To date, the American Rocketry Challenge has inspired more than 100,000 middle and high school students to explore education and careers in STEM fields. Ducommun was honored to sponsor this past year's event with a donation of $25,000.

THE AMERICAN ROCKETRY CHALLENGE

How to Contact the Board of Directors

We encourage shareholders and other interested parties to communicate with our Board in writing by mail, addressed to Board of Directors, Ducommun Incorporated, 600 Anton Blvd., Suite 1100, Costa Mesa, CA 92626-7100. We intend to forward all such communications to the Board, a Board committee, or any individual director or directors to whom the communication is directed unless it is unduly hostile, threatening or illegal, does not reasonably relate to Ducommun or its business, or is similarly inappropriate. The Secretary has the authority to discard or disregard any inappropriate communications or to take other appropriate actions with respect to them. The Board will endeavor to promptly respond to all appropriate communications.

Certain Relationships and Related Transactions

Since the beginning of fiscal year 2025, we have not been a participant in any transaction in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock or any of the immediate family members of any of the foregoing persons had or will have a direct or indirect material interest. Although we do not have a written policy for the review of related party transactions, we have designed our internal control framework to identify related party transactions, including periodic disclosure certifications and monitoring controls. Any identified transactions are then reviewed by the Audit Committee of the Board to confirm that they comply with internal policies, procedures, and applicable regulations.

Named Executive Officers

We believe our named executive officers have the appropriate balance of skills, knowledge, and experience to position us for growth and to maximize shareholder value going forward. We also believe our executive team represents an effective combination of seasoned and earlier career professionals as shown below.



Age

- 40% 43-50
- 20% 51-55
- 40% 61-65
- 55 Yrs. Average Age

Tenure

- 60% 6-10
- 40% >10
- 11 Yrs. Average Tenure



STEPHEN G. OSWALD
Chairman, President and Chief Executive Officer

Age: 62

Executive since: 2017

Mr. Oswald has served as President and Chief Executive Officer since January 2017, and as Chairman, President and Chief Executive Officer since May 2018. For additional information on Mr. Oswald, see "Directors' Backgrounds and Qualifications" on page 12.



SUMAN B. MOOKERJI
Senior Vice President, Chief Financial Officer

Age: 47

Executive since: 2023

Mr. Mookerji has served as Senior Vice President, Chief Financial Officer since May 2023 and is also the Company's treasurer. He served as Vice President, Corporate Development and Investor Relations between November 2021 and May 2023 and prior to that, served as Vice President, Strategy, Acquisitions and Integration since joining Ducommun in April 2017. Prior to joining Ducommun, Mr. Mookerji's professional background included corporate strategy, M&A and post-acquisition integration leadership experience at United Technologies Corporation (now Raytheon Technologies Corporation – RTX), both at the corporate and business unit levels, and at Capital Safety, a former Kohlberg, Kravis and Roberts (KKR) portfolio company. Mr. Mookerji began his career in public accounting in 1999 working for Arthur Andersen and then Ernst & Young.



LAUREEN S. GONZALEZ
Vice President, Chief Human Resources Officer

Age: 46

Executive since: 2022

Ms. Gonzalez has served as Vice President, Chief Human Resources Officer since September 2022. She served as Acting Vice President of Human Resources from December 2021 to August 2022, and Director of Human Resources, Shared Services from 2014 to 2021. Prior to joining Ducommun in 2010, Ms. Gonzalez spent approximately 10 years in various Human Resources roles at GUESS? Inc. and First Consulting Group. Ms. Gonzalez holds designations as a Certified Compensation Professional (CCP®) and a Certified Senior Human Resources Professional (SPHR®).



JERRY L. REDONDO
Senior Vice President, Electronics and Structural Systems

Age: 66

Executive since: 2013

Mr. Redondo was appointed Senior Vice President, Electronics and Structural Systems in November 2023 and previously served as Senior Vice President of Operations and Head of Ducommun Structures from June 2017 to November 2023. Prior to that, he was Vice President, Operational Excellence from 2015 to 2017, and Vice President, Operational Excellence for several of Ducommun's subsidiaries from 2013 to 2015. Prior to joining Ducommun, Mr. Redondo was Group Vice President of Crane Aerospace & Electronics, Inc. (from 2010 to 2013), and Director of Operations and Global Supply Chain of the Parker Aerospace Control Systems Division of Parker Hannifin Company (from 1991 to 2010).



RAJIV A. TATA
Vice President, General Counsel & Corporate Secretary

Age: 53

Executive since: 2020

Mr. Tata has served as Vice President, General Counsel and Corporate Secretary since January 2020. Between the time of his promotion and May 2018, Mr. Tata served as Deputy General Counsel and Corporate Secretary. He joined Ducommun in April 2017 as Senior Director, Corporate Compliance. Prior to joining Ducommun, Mr. Tata served as Assistant General Counsel for BakerCorp, an oilfield service company, where he was responsible for assisting with mergers and acquisitions, commercial and real estate transactions, corporate governance and regulatory compliance matters.

Security Ownership of Certain Beneficial Owners and Management

The tables below show the beneficial ownership of more than 5% of our common stock by each of our directors and nominees for director, each executive officer named in the Summary Compensation Table contained in this Proxy Statement, and all directors and executive officers as a group. This information is as of March 2, 2026 except as otherwise indicated in the notes to the tables and does not account for any tax withholding of shares that may occur after March 2, 2026 in connection with the vesting of restricted stock units or settlement of performance stock units. Unless otherwise indicated, such individuals have sole voting and investment power (or share such power with their spouse) with respect to the shares set forth in the tables. We know of no contractual arrangements that may result in a change in control of Ducommun. For the purposes of the tables, beneficial ownership of shares has been determined in accordance with Rule 13d-3 of the SEC, under which a person is deemed to be the beneficial owner of securities if she or he has or shares voting or investment power with respect to such securities or has the right to acquire ownership thereof within 60 days. Ownership percentages in the table are based upon 14,986,947 shares of common stock outstanding as of March 2, 2026, and the relevant number of shares of common stock issuable upon exercise of stock options or other awards that are exercisable, have vested, or will be exercisable within 60 days of March 2, 2026. The amounts shown in the tables do not purport to represent beneficial ownership for any purpose other than compliance with SEC reporting requirements.

Security Ownership of Certain Beneficial Owners

	Address of Shareholders	Number of Shares	Percentage of Class
BlackRock Advisors LLC	50 Hudson Yards New York, NY 10001	1,198,505[1]	8.1%
Paradigm Capital Management, Inc.	Nine Elk Street Albany, NY 12207	1,421,500[2]	9.6%
Dimensional Fund Advisors LP	6300 Bee Cave Road, Bldg. One Austin, TX 78746	858,779[3]	5.8%
The Vanguard Group	100 Vanguard Blvd. Malvern, PA 19355	740,010[4]	5.0%

(1) The information is based on a Schedule 13G/A filed with the SEC on April 24, 2025. BlackRock, Inc. has sole voting power as to 1,175,430 shares and sole investment power as to 1,198,505 shares.

(2) The information is based on Schedule 13G/A filed with the SEC on February 12, 2024. Paradigm Capital Management, Inc. has sole voting power as to 1,421,500 shares and sole investment power as to 1,421,500 shares.

(3) The information is based on a Schedule 13G/A filed with the SEC on October 9, 2025. Dimensional Fund Advisors LP has sole voting power as to 845,468 shares, and sole investment power as to 858,779 shares.

(4) The information is based on a Schedule 13G filed with the SEC on February 13, 2024. The Vanguard Group has shared voting power as to 9,175 shares, sole investment power as to 718,239 shares and shared investment power as to 21,771 shares.



Security Ownership of Directors and Management

Name	Number of Shares	Percentage of Class
Richard A. Baldridge	30,540[1]	*
Daniel L. Boehle	3,111[1]	*
David B. Carter	5,700[1]	*
Shirley G. Drazba	16,940[1]	*
Daniel G. Korte	3,111[1]	*
Sheila G. Kramer	10,500[1]	*
Samara A. Strycker	9,500[1]	*
Stephen G. Oswald	502,738[2]	3.4%
Suman B. Mookerji	44,684[3]	*
Laureen S. Gonzalez	13,037	*
Jerry L. Redondo	71,033	*
Rajiv A. Tata	37,131	*
All Directors and Executive Officers as a Group (12 persons)	748,025[4]	5.0%

*   Less than one percent.
(1)   Includes 2,300 shares of restricted stock units that will vest on May 8, 2026.
(2)   Includes (i) 67,500 shares of common stock issuable upon the exercise of stock options that have previously vested and are exercisable and (ii) 15,854 shares of common stock held by a charitable trust over which Mr. Oswald shares voting and investment power with his wife.
(3)   Includes 7,500 shares of common stock issuable upon the exercise of stock options that are vested and exercisable.
(4)   The number of shares includes an aggregate of 75,000 shares of common stock issuable upon exercise of stock options held by our officers that are vested and are exercisable.

Proposal 2
Resolution to Approve Executive Compensation on an Advisory Basis

We are asking shareholders to approve on an advisory basis Ducommun's named executive officer compensation as reported in this Proxy Statement. As described below in the Compensation Discussion and Analysis ("CD&A") section of this Proxy Statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

1) Create a pay-for-performance compensation approach to align executive interests with those of shareholders;
2) Provide competitive levels of compensation that align pay to the achievement of our financial goals;
3) Assist in attracting and retaining qualified executives; and
4) Recognize individual and team initiatives and performance.

Ducommun's pay-for-performance compensation approach consists of a mix of shorter-term and longer-term incentive compensation, including performance stock unit awards that cliff vest at the end of a three-year performance period with a relative total shareholder return modifier, time-based restricted stock units that incrementally vest over three years and, for our CEO, revenue performance stock units with a three-year performance period. In 2025, the Compensation Committee continued to adhere to our pay-for-performance compensation philosophy and used its discretion to make only minor adjustments for one-time costs consistent with past practices.

Executive Summary and 2025 Performance Highlights

Ducommun had strong performance across all areas in 2025 despite the lower revenues in commercial aerospace mainly due to destocking. With respect to annual incentives, the Compensation Committee took the following factors into account:

a) On a year-over-year basis, Ducommun's market capitalization increased by 51%, resulting in shareholders realizing almost $500 million in value in 2025 and demonstrating the effectiveness of the Company's pay-for-performance compensation philosophy in aligning executives' interests with those of shareholders;
b) The Company's stock price increased by 49% on a year-over-year basis, rising from $63.66 to $95.13 per share as measured on December 31, 2024 and December 31, 2025, respectively, providing substantial value to shareholders;
c) Ducommun has seen year-over-year growth in total shareholder return since 2021, with a 40% higher cumulative total shareholder return in 2025 compared to the Russell 2000 index and a three-year relative total shareholder return at the 78th percentile, in each case, due to management's demonstrated track-record of strong operational leadership and effective cost management;
d) For the third consecutive year, the Company established a new all-time revenue record of approximately $824.7 million with healthy year-over-year top line growth of almost 5% and surpassing the prior record of $786.6 milllion in 2024, as Ducommun continued to benefit from offloading with the right product portfolio, strong operating discipline and by leveraging its lean, highly focused performance center concept, with net revenue per employee increasing by approximately 7% over the prior year all while overcoming challenges relating to workforce availability, inflationary pressures and continued headwinds in the commercial aerospace market;

e) Management oversaw a very significant 180 bps increase in gross profit margins year-over-year, which is another great example of our operating process, Company culture, dedicated employees and strong leadership;
f) In the third full year after announcing our VISION 2027 Strategy in December 2022, revenue from Ducommun's engineered products business accounted for 23% of its total revenues with Adjusted EBITDA margins at 16%, both of which are either running ahead of, or on track with the Company's VISION 2027 goals, and demonstrating management's solid progress towards the financial goals and key tenets of our value creation plan for shareholders;
g) Management successfully grew the Company's defense business by 14% in 2025, driven by very strong performance in its missile franchise, which increased by 20% year-over-year, as well as:

   (i) Increasing revenues from Ducommun's military fixed-wing aircraft business by 12% year-over-year;
   (ii) Growing the Company's rotary-wing aircraft business by 18% compared to the prior year;
   (iii) Overseeing the successful transition of Ducommun's Apache tail rotor business from its now-closed Monrovia, California facility to its Coxsackie, New York performance center, which was fully approved by Boeing for production;
   (iv) Ensuring the TOW missile was ready for full production at the Company's Guaymas, Mexico performance center; and
   (v) Complementing the Company's missile portfolio with a very strong radar franchise, which grew by 32% over the prior year and which includes marquee programs such as the SPY-6 radar system, TPY-2 radar used on the THAAD missile defense system, and the G/ATOA radar system utilized by the U.S. Marine Corps.

h) In 2025, the Company's net income decreased year-over-year mainly due to one-time litigation settlement and related costs, net, of $83.3 million net of taxes, and in the absence of which would have improved to $57.5 million on an adjusted basis. The Company also attained records levels of Adjusted EBITDA, with four consecutive quarters above $30.0 million, growing from approximately 14.8% of revenues in 2024 to 16.4% in 2025, solid progress towards the 18% target in VISION 2027.

i) Management also successfully sold the Company's Berryville, Arkansas operation in the second quarter of 2025 and has been actively marketing its Monrovia, California facility as it continues to execute on the Company's strategy of consolidating its rooftop footprint in contract manufacturing. Ducommun remains on target to achieve $11-13 million in annual cost savings as articulated in our VISION 2027 Strategy.

j) Ducommun's remaining performance obligations grew to a new record level of $1.1 billion, increasing by 9% year-over-year.

k) Ducommun retaining its status as a U.S.-based manufacturer with U.S. employees and 95% of our revenue being produced in the U.S. The Company's only other non-U.S. facility is based in Guaymas, Mexico, which production constitutes less than 5% of our total revenue. Imports and exports to and from that facility have been covered under the U.S.M.C.A. to date, exempting the Company from the impact of tariffs.

The Compensation Committee incorporated these considerations into the final annual cash incentive awards that recognized the significant individual and team performance that drove our results in 2025. Additionally, the Compensation Committee believes that our continued growth, with year-over-year increases in market capitalization, revenue, and gross profit margins positioning Ducommun and its shareholders well for further success going forward. Moreover, the Company's lean executive team compared to those of its proxy talent peer group delivers direct value to shareholders as evidenced by Ducommun's consistent year-over-year performance.

With respect to long-term incentives, the Compensation Committee continued its practice of granting performance and restricted stock units to executives, as the Company does not maintain a pension plan for our CEO or NEOs. The Compensation Committee believes these practices are consistent with our pay-for-performance compensation philosophy and maintains the alignment between executives' interests and those of our shareholders. As a result, in 2025:

- Approximately 88% of target direct compensation for the chief executive officer was at risk and 79% was performance based; and

- Approximately 70% of target direct compensation of the other named executive officers on average was at risk and 53% was performance based.

We urge shareholders to read the "Compensation Discussion and Analysis" that follows, which describes how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and associated narratives and graphs related to the CD&A, which collectively provide detailed information on the compensation of our named executive officers. The Compensation Committee and the Board strongly believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our executive officers reported in this Proxy Statement has supported and contributed to our success.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the Annual Meeting:

> RESOLVED, that the shareholders of Ducommun Incorporated (the "Ducommun") approve, on an advisory basis, the compensation of Ducommun's named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for Ducommun's 2026 Annual Meeting of Shareholders.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. However, the Board and the Compensation Committee will carefully review and consider the voting results when evaluating our executive compensation program. At the 2025 Annual Meeting, shareholders expressed overwhelming support for the compensation of our named executive officers, with approximately 91% of the votes cast (with abstentions being counted as a vote "against" the proposal) approving the "say-on-pay" resolution.

Following the vote to be conducted at our 2026 Annual Meeting of Shareholders, we anticipate that the next advisory vote to approve named executive officer compensation will occur at our 2027 Annual Meeting of Shareholders (the "2027 Annual Meeting").

> ⊘ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "**FOR**" DUCOMMUN'S ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION.

2026 Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis describes the compensation awarded to, earned by or paid to the executive officers listed below (the "Named Executive Officers" or "NEOs") during 2025.



STEPHEN G. OSWALD,
Chairman, President and Chief Executive Officer



SUMAN B. MOOKERJI,
Senior Vice President, Chief Financial Officer



LAUREEN S. GONZALEZ,
Vice President and Chief Human Resources Officer



JERRY L. REDONDO,
Senior Vice President, Electronics and Structural Systems



RAJIV A. TATA,
Vice President, General Counsel and Corporate Secretary

A major lawsuit was settled in October of 2025 related to a plant fire in Guaymas, Mexico stemming from actions taken by individuals in 2015, before the current management team was in place at the Company, Mr. Oswald started with the Company in 2017. The current management team, led by Mr. Oswald, who have led a full and effective turnaround of the Company, successfully settled the litigation through mediation in 2025 for $150 million, thereby averting a costly and long jury trial which could have also led to an appeal process. The Company was sued for consequential damages in excess of $600 million, and through effective leadership and negotiation in the mediation process the shareholder impact was greatly reduced by the executive team's efforts. Based on the circumstances and strong positive outcome for the Ducommun shareholder, the Compensation Committee agreed to reward management for its outstanding efforts by adding back $107.3 million of litigation settlement and related costs, net, when calculating the 2025 annual incentive plan payouts in light of the Company's strong operating performance with a 180 bps increase in gross margins, a 16% increase in adjusted operating income and 17% increase in adjusted net income over the prior year. Moreover, between the date the settlement was publicly disclosed on October 9, 2025 and the record date, shareholders have been the beneficiaries of an approximately 35% increase in the Company's market capitalization, again demonstrating the effectiveness of the executive team's efforts in navigating through this significant one-time event.

2025 Operations and Performance Highlights: Substantial Increase in Market Capitalization, All-Time High Revenues Resulting from Continued Execution of VISION 2027 Strategy

The year ended December 31, 2025 saw Ducommun, in its 176th continuous year in business, attain a 49% increase in stock price between December 31st of 2024 and 2025, rising from $63.66 to $95.13 per share, respectively, a 51% year-over-year increase in its market capitalization, a relative total shareholder return that was in the 78th percentile of the Russell 2000 Index, and all-time high revenue and gross margins levels. Our performance against critical metrics such as revenue, gross margins, operating income, net income, Adjusted EBITDA, and remaining performance obligations are summarized in the graphs below and provide demonstrated evidence of the effectiveness of the Company's VISION 2027 Strategy: we successfully increased the percentage of revenue from our Engineered Products business and aftermarket content, consolidated our facility footprint in contract manufacturing, continued our targeted acquisition program, executed our off-loading strategy with defense primes and high growth segments of the defense budget, drove strategic, value-added pricing, expanded content on key commercial aerospace platforms and continued to expand our margins all while overcoming challenges relating to inflationary pressures and a longer than expected domestic commercial aerospace recovery.

Market Capitalization

Ducommun's market capitalization increased by a remarkable 135% between 2022 and 2025, resulting in our shareholders realizing over $800 million in value. The chart below depicts our market capitalization between the years 2022 and 2025 ($ in millions).



*   Based on 12,106,285 shares outstanding and closing price of $49.96 per share as of December 30, 2022.
**   Based on 14,600,766 shares outstanding and closing price of $52.06 per share as of December 29, 2023.
***   Based on 14,781,218 shares outstanding and closing price of $63.66 per share as of December 31, 2024.
**** Based on 14,949,671 shares outstanding and closing price of $95.13 per share as of December 31, 2025.

Trajectory of CEO Compensation Compared to Shareholder Value

CEO Compensation Compared to Shareholder Value: 2022 - 2025



Our Compensation Committee structures our CEO's compensation to align with the creation of shareholder value. Since 2022, the trajectory of our CEO's compensation has generally increased commensurately with, and in some periods has been outpaced by, realized shareholder value, as measured by the Company's market capitalization and stock price with two exceptions. In 2023, the Company's stock price and rTSR reflected dilution resulting from 2.3 million additional shares added via a follow-on offering rather than a decline in underlying Company performance. Additionally, in 2025, the increase in our CEO's compensation was dwarfed by the approximately 50% year-over-year increase in market capitalization and stock price, while rTSR decreased by just over a percentage point from a high in 2024.

Revenue (in $000s)

The Company set a new record for revenue for the third consecutive year, exceeding $800 million for the first time and reaching $824.7 million for 2025, a year-over-year increase of approximately 4.9% and surpassing the prior record of $786.6 million in 2024. The increase was driven mainly by strong growth in our military and space business partially offset by weaker revenues from our commercial end-use markets.

2022 - 2025 Gross Profit (in $000s)

Gross profit increased by 12% year-over-year mainly due to the implementation of strategic, value-added pricing initiatives, completing the footprint consolidation efforts and a higher percentage of revenues from engineered products and aftermarket content, all pursuant to our VISION 2027 Strategy.





2022 - 2025 Gross Profit Margin (as a % of Revenues)

Gross profit margin was 26.9% of revenues in 2025, an increase of 180 bps from the prior year. The increase is due primarily to the implementation of strategic, value-added pricing initiatives, completing the footprint consolidation efforts and a higher percentage of revenues from engineered products and aftermarket content.



The following graphs depicting Net Income, Operating Income and diluted Earnings per Share reflect the one-time impact of the previously disclosed Guaymas litigation, the settlement of which was viewed positively by avoiding the incurrence of additional litigation defense costs and potential further exposure for the Company and its shareholders.

Net (Loss) Income (in $000s)

Net income decreased from $31.5 million in 2024 to a net loss of $(33.9) million in 2025 driven by one-time litigation settlement and related costs, net, of $107.3 million.



Adjusted Net Income in ($000s)[1]

Exclusive of the one-time litigation settlement and related costs, net, of $83.3 million, net of taxes, related to the previously disclosed litigation pertaining to the Guaymas, Mexico performance center, net income as adjusted would have increased to $57.5 million in 2025, demonstrating the strength and resiliency of our business.



Net (Loss) Income as a Percentage of Revenues

Net income as a percentage of revenue decreased from 4.0% in 2024 to a net loss as a percentage of revenue of (4.1)% in 2025, driven by one-time litigation settlement and related costs, net.



Adjusted Net Income as a Percentage of Revenues[1]

Exclusive of the one-time litigation settlement and related costs, net, of $83.3 million net of taxes, related to the previously disclosed litigation pertaining to the Guaymas, Mexico performance center, adjusted net income as a percentage of revenue increased compared to the prior year, demonstrating the strength and resiliency of our business.



Operating (Loss) Income ($000s)

Operating loss was $(32.3) million in 2025, compared to operating income of $52.2 million in 2024, with the decrease mainly attributable to one-time litigation settlement and related costs, net, partially offset by higher gross profit.



Adjusted Operating Income 2022 - 2025[1]

Non-GAAP adjusted operating income increased by approximately 16% year-over-year, primarily due to growth in our gross margins mainly due to the implementation of strategic, value-added pricing initiatives, completing the footprint consolidation efforts and a higher percentage of revenues from engineered products and aftermarket content, all pursuant to the continued execution of our VISION 2027 Strategy.



Operating (Loss) Income Margins (%)

Operating loss margins were approximately (3.9)% in 2025, down from operating income margins of 6.6% in the prior year. The year-over-year decrease is mainly due to one-time litigation settlement and related costs, net, partially offset by higher gross margins.



Adjusted Operating Income Margins (%)[1]

Non-GAAP adjusted operating income margins increased by 110 bps year-over-year, primarily due to growth in our gross margins mainly due to the implementation of strategic, value-added pricing initiatives, completing the footprint consolidation efforts and a higher percentage of revenues from engineered products and aftermarket content, all pursuant to the continued execution of our VISION 2027 Strategy.



Diluted (Loss) Earnings Per Share 2022 - 2025

Diluted loss per share was $(2.27), down from diluted earnings per share of $2.10 in the prior year. The decrease was due mainly to one-time litigation settlement and related costs, net.

Adjusted Diluted Earnings Per Share 2022 - 2025[1]

Non-GAAP adjusted diluted earnings per share was $3.75 in 2025, up from $3.27 in the prior year. The increase was mainly due to growth in our gross profit pursuant to the continued execution of the VISION 2027 Strategy.



Net Revenue per Employee

The Company's revenue per employee increased by over 30% since 2022, reflecting Ducommun's lean, highly focused performance center concept:



Three-Year Relative Total Shareholder Return

The Company's relative total shareholder return compared to the Russell 2000 index over the three-year periods ending on December 31st of each year demonstrate consistent progress towards the top quartile of the companies comprised thereof.



Adjusted EBITDA (in $000s)[1]

Adjusted EBITDA increased from $116.6 million in 2024 to $135.6 million in 2025, with Ducommun achieving four consecutive quarters with Adjusted EBITDA exceeding $30 million. The increase was attributable to management's focus on profitable growth, including strategic, value-added pricing initiatives, completion of our footprint consolidation efforts and a higher percentage of engineered products and aftermarket content, all pursuant to our VISION 2027 Strategy.



Adjusted EBITDA Margin (%)[1]

Adjusted EBITDA Margin was 16.4% in 2025, a significant increase of 160 bps from 2024 mainly due to management's focus on profitable growth, including strategic, value-added pricing initiatives, completion of our footprint consolidation efforts and a higher percentage of engineered products and aftermarket content, all pursuant to our VISION 2027 Strategy.



Remaining Performance Obligations (in $millions)

Remaining performance obligations reached a record level of $1,106.0 million as of the end of 2025, up from $1,013.0 million from the prior year reflecting strong bookings, particularly in the second half of the year.



Relative Total Shareholder Return vs. Proxy Talent Peer Group[2]



Legend:
- DCO TSR
- 2020-2021 Peer Group TSR
- 2022 Peer Group TSR
- 2023-2024 Peer Group TSR
- 2025 Peer Group TSR

Our relative total shareholder return has historically either outperformed or remained comparable to those of our proxy talent peer group in each year in which such group was used as a benchmark for our compensation practices due to management's demonstrated track-record of strong operational leadership and effective cost management.

(1) Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income as Percentage of Revenues, Adjusted Operating Income and Adjusted Diluted Earnings Per Share are non-GAAP financial measures. For a discussion of these measures and for reconciliation to the nearest comparable GAAP measures, see Appendix A to this Proxy Statement.

(2) Please see the "Benchmarking and Proxy Talent Peer Group" section of the Compensation Discussion and Analysis section for a list of the proxy talent peer group used to determine 2025 compensation. The proxy talent peer group used to determine 2025 compensation for our PEO and other NEOs included: AAR Corp., AeroVironment, Inc., Albany International Corp., Astronics Corporation, Barnes Group Inc., Crane Company, ESCO Technologies, Inc., Hexcel Corporation, Kratos Defense & Security Solutions, Inc., Mercury Systems, Inc., RBC Bearings Incorporated, Standex International Corporation and Triumph Group, Inc.

The following graph and table compare the total shareholder return on $100 invested in Ducommun common stock with the total shareholder return on $100 invested in the Russell 2000 Index and companies identified in the "Benchmarking and Proxy Talent Peer Group" section of this Compensation and Disclosure Analysis, for the five-year period from 2021 through 2025, with the year ended December 31, 2020, serving as the base period. The Russell 2000 Index measures the performance of approximately 2,000 small-capitalization companies in the Russell 2000 Index, a larger index of publicly traded companies that represents almost 98% of the investable U.S. stock market. The total returns include the reinvestment of cash dividends.

Total Shareholder Return vs. Proxy Talent Peers and Russell 2000



Comparison of 5 Year* Cumulative Total Return
Ducommun Inc. vs. Median of Peers** and Russell 2000
Assumes Initial Investment of $100 as of
December 31, 2020

Legend:
- Ducommun Inc.
- Russell 2000 Index
- Median of Peers

* Data for each year depicted in the graph above is as of December 31st of each year.

** For information about our proxy talent peer group, see "Compensation Discussion and Analysis – Benchmarking and Proxy Talent Peer Group." Please note that exclusive of AeroVironment, Inc. and Kratos Defense & Security Solutions, the 5-Year TSR for the median of our Proxy Talent Peer Group would have totaled $162.

	Cumulative Total Shareholder Return as of December 31,				
	2021	2022	2023	2024	2025
Ducommun Incorporated	$ 93	$ 99	$ 103	$ 126	$ 177
Russell 2000 Index	$ 138	$ 110	$ 128	$ 143	$ 126
Median of proxy talent peers	$ 79	$ 70	$ 95	$ 108	$ 223

Our relative total shareholder return TSR compared to the Russell 2000 Index over the 3-year period between 2023 and 2025 was in the 78th percentile, ranking 350th out of 1,597 companies.*

*   *"Final Payout Determination for Performance Shares Granted in 2023," Willis Towers Watson LLC, January 16, 2026.*

Pay for Performance Philosophy

Our philosophy in compensating our named executive officers is oriented towards a pay-for-performance approach. In 2025, as reported in the Summary Compensation Table and other graphs below, performance-based compensation (defined, for this purpose, as all compensation contingent on the achievement of performance goals), at target, represented a significant percentage of the total compensation of each of the named executive officers:

CEO Compensation Mix at Target



- Base Salary = 12%
- Annual Incentive = 13%
- LTIs = 75%
- Performance Based = 79%

Average of Other NEO Compensation Mix at Target



- Base Salary = 30%
- Annual Incentive = 17%
- LTIs = 52%
- Performance Based = 53%

Compensation Program Overview

The direct elements of our executive compensation program in 2025 are summarized below.

At Risk	Type of compensation	Compensation element	Purpose	How paid	For more information
	Fixed	Base Salary	Compensate named executive officers for their multiple roles and levels of responsibility, as well as individual performance.	Cash; paid bi-weekly.	Page 56
At Risk	Performance-based and variable	Annual Cash Incentive	Designed to reward the achievement of annual financial goals based on our actual financial performance compared to targets for adjusted operating income, revenue, and adjusted cash flow from operations; actual financial performance compared to a minimum adjusted net income goal; and individual performance.	Cash, typically paid in the first quarter of the year following the year for which the incentive is earned.	Page 57
		Performance Stock Units ("PSUs")	Designed to reward the achievement of long-term growth in our adjusted diluted earnings per share over a three-year performance period with relative total shareholder return modifier.	Cliff vest at the end of the three-year performance period to the extent earned; paid in shares of common stock (to our CEO and other NEOs) in the first quarter of the year after the conclusion of the performance period.	Page 63
		Revenue Performance Stock Units ("RPSUs" f/k/a PRSUs)	Designed to reward our CEO for the achievement revenue growth targets in the last year of a three-year performance period.	Cliff vest at the end of the three-year performance period to the extent earned; paid in shares to our CEO in the first quarter of the year after the conclusion of the performance period.	Page 62
	Time-Based	Restricted Stock Units ("RSUs")	Designed to reward the achievement of long-term growth in our stock price and to provide a long-term retention incentive.	Shares vest ratably in annual increments over three years.	Page 64
	Perquisites and Retirement Benefits (Other Compensation)	Automobile allowance; non-qualified deferred compensation plan; medical, dental, life and other insurance benefits, and 401(k) matching contributions provided on a non-discriminatory basis	Designed to provide limited perquisite and retirement benefits necessary for the attraction and retention of key executives.	Benefits paid bi-weekly; non-qualified deferred compensation plan and 401(k) matching annually, and in the case of the non-qualified deferred compensation plan, an annual discretionary contribution.	Page 66

As shown above, our executive compensation program reflects strong pay for performance alignment, and once again, our financial performance was the most significant factor affecting compensation of the named executive officers in 2025.

Since 2016, the number of vice presidents at the Company has decreased by over 60%, demonstrating management's continued strong cost management and effective spending controls. As depicted below, Ducommun's SG&A expense is amongst the lowest of its proxy talent peer group companies based on those firms' most recent Form 10-K filings with the SEC.

Vice Presidents at DCO Corporate



DCO vs. Proxy Talent Peers' SG&A Expense in ($000s)*



* Note: Data for Barnes Group Inc. and Triumph Group, Inc. has been omitted from the above graph as neither of those entities were subject to SEC reporting obligations as of 2025.

In 2025, the total actual compensation of our CEO and other named executive officers as reported in the Summary Compensation Table increased in a manner proportional to overall Company performance. The Compensation Committee regularly evaluates the trajectory of our CEO's total compensation to ensure that increases are justified by the Company's performance, competitive positioning among peers and the Company's retention goals for executive leadership. The Compensation Committee believes the year-over-year increase in our CEO's compensation is proportional with our 51% year-over-year increase in market capitalization, our all-time high level of revenue achieved in 2025 and the 49% year-over-year increase in the Company's stock price. Further, the base salary of our CEO was generally consistent with a trajectory of the 75th percentile of our proxy talent peer group and published compensation data, which aligns with the Compensation Committee's general target of the 50th to 75th percentile when setting compensation metrics for our CEO.

Mr. Oswald has served as our CEO since 2017, during which time the Company's market capitalization has nearly quadrupled and revenue has increased from $558.2 million to $824.7 million. The aerospace and defense sector remains a highly competitive market for leadership, particularly for individuals like Mr. Oswald who have a demonstrated record of execution and shareholder value creation. As such, the Compensation Committee is mindful that Mr. Oswald's compensation must be competitive not only among the proxy talent peer group but also among the broader aerospace and defense sector. The increases in our CEO's compensation remain consistent with our pay-for-performance compensation philosophy. In keeping with that philosophy, eighty-eight percent (88%) of our CEO's total target compensation was at risk with seventy-nine percent (79%) being performance based, and which reflected our year-over-year growth in market capitalization, revenue and margins. The chart below depicts the alignment between our CEO's total actual compensation and revenue between 2022 and 2025.

CEO Total Actual Compensation to Revenue 2022 - 2025



On average, total actual compensation for our other named executive officers increased in a manner reflective of our performance and to align with market competitive levels, with 53% of total actual direct compensation being performance based and 70% being at risk.

Other NEOs Total Actual Compensation 2023-2025 ($000s)



Compensation Best Practices

Our executive compensation program includes a number of positive pay practices.





What We Do	What We Don't Do
✓ A significant majority of target total direct compensation for the named executive officers was based on performance	✗ We do not provide any pension or supplemental retirement benefits
✓ We have a clawback policy in place for incentive-based and time-based compensation	✗ We do not provide excise tax gross-ups
✓ Executives and directors are subject to demanding stock ownership guidelines	✗ We do not provide for any "single-trigger" equity vesting in the event of a change in control
✓ We provide only modest perquisites to retain our named executive officers	✗ We do not permit option repricing without shareholder approval
✓ Our Compensation Committee engages an independent compensation consultant	✗ We do not grant stock options with an exercise price below 100% of fair market value
✓ We prohibit executives and directors from pledging Ducommun stock or engaging in hedging transactions involving Ducommun stock	

Last Year's Say on Pay Vote

At the 2025 Annual Meeting, shareholders expressed overwhelming support for the compensation of our named executive officers, with 91.1% of the votes cast (with abstentions being counted as a vote "against" the proposal) in favor of the "say-on-pay" advisory vote. Accordingly, the Compensation Committee considered the results of the 2025 advisory vote in connection with its regular evaluation of our executive compensation program but did not make any changes to it or our policies as a result of that vote.

How Compensation Decisions are Made

Compensation Objectives

Our compensation programs are designed to provide competitive levels of compensation that link pay to the achievement of our financial goals, assist Ducommun in attracting and retaining qualified executives and recognize individual initiative and performance. We intend for overall compensation of the named executive officers to be at levels that are broadly competitive with other companies of similar size and complexity of operations.

We do not target any specific mix of cash versus non-cash compensation for our named executive officers. Instead, each element of compensation (salary, annual cash incentive, performance-based long-term equity and time-based restricted stock units) is awarded and targeted at amounts that are intended to be market-competitive, consistent with our compensation principles and reflect internal pay equity considerations. The Compensation Committee decided to continue to primarily rely on the grant of performance-based awards (in the form of performance stock units to our CEO and other NEOs) when awarding variable compensation to executives. This approach provides consistency with our philosophy of creating pay-for-performance compensation opportunities to enhance alignment between executives' interests and those of shareholders.

Role of the Compensation Committee

Each element of compensation for our CEO is set by the Compensation Committee. In addition, each element of compensation for the other named executive officers is recommended by the CEO and reviewed and approved by the Compensation Committee. As discussed below, we generally target the 50th to 75th percentile of proxy talent peer group data and the 50th to 75th percentile of published survey compensation in assessing and establishing compensation for the named executive officers for several reasons. First, our executive officers assume multiple responsibilities that extend beyond the scope of their job titles and those traditionally performed by leaders in similar roles. Additionally, we target these levels to retain our executives in a very competitive labor market, thereby ensuring continuity among the senior leadership team to achieve our long-term strategic objectives. Moreover, our overall compensation mix leans heavily towards being at-risk and performance-based, which ensures that our executive officers' interests are aligned with those of shareholders.

Compensation Consultant

The Compensation Committee retained Willis Towers Watson LLC ("WTW") as an independent compensation consultant, which did not provide any services to us in 2025 other than with respect to executive compensation. The Compensation Committee reviewed WTW's independence and completed an assessment of any potential conflicts of interest raised by WTW's work by considering the following six factors, as well as others it deemed relevant: (i) whether WTW provides other services to us; (ii) the annual dollar value of fees paid to WTW, as a percentage of WTW's total revenue; (iii) the policies and procedures of WTW that are designed to prevent conflicts of interest; (iv) any business or personal relationships between WTW consultants and members of the Compensation Committee; (v) whether any WTW consultants own Ducommun stock and if so, how much; and (vi) any business or personal relationships between WTW consultants or WTW with any of our executive officers. As a result of this review, the Compensation Committee concluded that WTW is independent and there are no such conflicts of interest.

Benchmarking and Proxy Talent Peer Group

The Compensation Committee has the compensation consultant prepare a formal executive compensation assessment every year. For the 2025 fiscal year, WTW assessed our executive compensation compared to the proxy disclosures of our proxy talent peer group and to broader published survey compensation data and recommended appropriate changes to our executive compensation program (the "WTW compensation assessment"). Specifically, and as noted above, we generally target the 50th to 75th percentile of proxy talent peer group data and the 50th to 75th percentile of published survey compensation in assessing and establishing compensation for our named executive officers.

When developing the proxy talent peer group, the Compensation Committee is confronted with the challenge of identifying comparable companies that match the diverse portfolio of products offered by Ducommun, and for that reason, focuses on identifying a mix of companies from the aerospace and defense and industrial machinery sectors. The table below identifies the proxy talent peer group companies in the aerospace and defense and industrial machinery sectors of the Global Industry Classification Standard that were referenced by WTW and the Compensation Committee as market comparators in setting target direct compensation for our named executive officers in 2025. At the time of the Compensation Committee's review, 2024 revenue data was not readily available for certain members of our proxy talent peer group due to differences in fiscal year-end periods. As a result, revenue data has been omitted from the table below. The Compensation Committee nonetheless considers factors such as industry classification, focus and complexity, revenue, market capitalization, number of employees and total shareholder return when making its compensation decisions.

2025 Proxy Talent Peer Group (n=13)	
AAR Corp	Hexcel Corporation
AeroVironment, Inc.	Kratos Defense & Security Solutions, Inc.
Albany International Corp.	Mercury Systems, Inc.
Astronics Corporation	RBC Bearings Incorporated
Barnes Group, Inc.	Standex International Corporation
Crane Company	Triumph Group, Inc.
ESCO Technologies, Inc.	

Moreover, the WTW compensation assessment compared our executive compensation levels to published survey compensation data for general industry and manufacturing companies with annual revenues of between $500 million and $2 billion, based on WTW's advice that such compensation survey data would provide a reasonable basis for benchmarking our executive compensation. The compensation survey data was gathered from the General Industry Executive Compensation Survey – U.S., Durable Products Manufacturing or All Industry data cuts, published by Willis Towers Watson Services, and the U.S. Mercer Benchmark Database – Total Remuneration Survey, published by William M. Mercer. Aggregate compensation data from the surveys was provided to the Compensation Committee.

When making compensation decisions regarding the CEO, SVP CFO and SVP Electronics and Structural Systems, the Compensation Committee reviews and relies upon both proxy talent peer group data and published survey compensation data. When making compensation decisions regarding the other named executive officers, the Compensation Committee primarily relies on the published survey compensation data included in the WTW compensation assessment because of the limited data available for comparable positions within our proxy talent peer group companies.

In reviewing proxy talent peer group and published survey compensation data, the Compensation Committee evaluates the relative percentile ranking of the CEO and the other executive officers with respect to salary, total cash compensation and total direct compensation. The Compensation Committee also considers each named executive officer's scope of responsibility, years of experience, demonstrated performance and marketability, and impact level within Ducommun relative to other executives in making compensation decisions.

2025 Named Executive Officer Compensation

Base Salaries

In establishing the salaries for the named executive officers in 2025, the Compensation Committee considered the WTW compensation assessment of base salary levels, which indicated that the CEO's base salary was generally consistent with a trajectory of the 75th percentile of our proxy talent peer group and published survey compensation data. Moreover, the base salaries of the other named executive officers were generally consistent with a trajectory of the 25th to 50th percentiles of published survey compensation data. Accordingly, the Compensation Committee made the base salary changes shown below for 2025 in recognition that our executive officers assume multiple responsibilities that extend beyond the scope of those traditionally performed by leaders in similar roles, and to reward executives for their 2024 performance and our continued progress towards achieving the long-term goals articulated in our VISION 2027 Strategy. The base salary increases for these individuals in fiscal year 2025 reflect the extensive responsibilities these NEOs assumed.

	2025 Base Salary	2024 Base Salary	% Change
Mr. Oswald	$1,019,624	$994,382	2.5%
Mr. Mookerji	$ 545,813	$ 532,301	2.5%
Ms. Gonzalez	$ 358,310	$ 349,440	2.5%
Mr. Redondo	$ 544,975	$ 532,082	2.4%
Mr. Tata	$ 420,948	$ 410,527	2.5%

Annual Cash Incentives

Annual cash incentives are awarded based on our actual financial performance compared to targets for three performance metrics: operating income; net revenues; and cash flow from operations, as long as Ducommun exceeds an adjusted net income threshold of $10 million. The performance metrics and their weightings are depicted in the diagrams below.

The Compensation Committee chose these performance measures because it believes that growth along those metrics is essential to our objective of providing superior long-term total shareholder return. At the beginning of each year, the Compensation Committee utilizes a bonus plan framework to establish and approve the threshold, target and maximum goals for the financial performance measures and the formula for funding the bonus pool for the given plan year. The long-standing framework utilized by the Compensation Committee in establishing the financial performance measures sets forth certain exclusions in the determination of the financial metrics, including the effects of changes in accounting principles, transaction-related costs or expenses and other one-time costs.

The 2025 goals for the financial performance measures approved by the Board contemplated that attainment of the maximum level of net revenue and operating income metrics would set all-time records for Ducommun, further aligning management's interests with those of shareholders. The maximum goal for operating income reflects an approximate 16% increase from the maximum operating income performance goal set for 2024 and an approximate 11% increase from the actual operating income performance in 2024. The maximum goal for net revenue reflects a $36.5 million increase from the actual net revenue achieved in 2024 and an approximate 1.8% or $14.3 million increase from the net revenue maximum performance goal set with respect to the 2024 awards. The maximum goal for cash flow reflects an approximate 8% or $3.3 million increase from the maximum cash flow goal set for 2024.

The Compensation Committee establishes a target annual cash incentive award for each named executive officer, expressed as a percentage of base salary. In setting the annual cash incentive target amounts, the Compensation Committee considers the WTW compensation assessment and sets appropriate targets relative to the relevant market and survey data. Annual cash incentive payouts can range from zero to a maximum of three times the targeted percentage, depending on performance. The maximum is considered appropriate in recognition of the stretch nature of the performance goals and the benefit bestowed upon shareholders should they be attained.

Achievement of Performance Goals in 2025

In determining actual payouts under the 2025 annual incentive plan, the Compensation Committee and Board first determined that Ducommun exceeded the adjusted net income threshold of $10 million. Net income was adjusted in accordance with the Compensation Committee's long-standing bonus plan framework, which provides for the exclusion of non-recurring expenses, such as the settlement expenses relating to the Guaymas, Mexico performance center litigation, as further detailed in the table below. The Compensation Committee then reviewed Ducommun's performance against each metric established under the annual incentive plan to determine the award's funding by metric, applied the appropriate weight to each metric and calculated the actual funding for the 2025 annual incentive plan.



The table below depicts the threshold, target, and maximum goals for each metric under the 2025 annual incentive plan and our actual performance.

Notably, in October 2025, the management team, led by Mr. Oswald, was able to successfully settle the litigation related to the fire at the Company's Guaymas, Mexico performance center, and which allegedly resulted from the actions of individuals in 2015, prior to the current management team being appointed to their respective offices. The senior leadership team attended several mediation sessions in an effort to settle the litigation, the successful resolution of which avoided the potential for the Company being exposed to incurring additional defense costs, further liability and negative publicity, all to the benefit of shareholders. Based on the circumstances and strong positive outcome for the Ducommun shareholder, the Compensation Committee agreed to reward management for its outstanding efforts by adding back $107.3 million of the settlement payment and litigation costs, net, when calculating the 2025 annual incentive plan payouts in light of the Company's strong operating performance with a 180 bp increase in gross margins, a 16% increase in adjusted operating income and 17% increase in adjusted net income over the prior year. Moreover, between the date the settlement was publicly disclosed on October 9, 2025 and the record date, shareholders have been the beneficiaries of an approximately 35% increase in the Company's market capitalization.

($ millions)	Threshold	Target	Maximum	Actual[1]	FY 2025 Award Funding by Metric	Annual Incentive Plan Metric \ Weighting	Total Earned (as % of Target)
Operating Income[2]	71.6	77.0	82.4	86.3	300%	70%	210%
Net Revenues	790.8	807.0	823.1	824.7	300%	10%	30%
Cash Flow (as adjusted)	36.0	40.0	44.0	69.8	300%	20%	60%
Actual Funding							300%

(1) Includes adjustments consistent with historical practices.

(2) Operating Income (as adjusted) includes the following adjustments: $2.2 million reflecting restructuring expenses, $8.9 million reflecting the impact of the amortization of acquisition intangibles, $0.2 million reflecting debt refinancing costs and $107.3 million of litigation settlement and related costs, net, associated with the one-time and previously disclosed litigation matter involving our Guaymas, Mexico performance center. The Compensation Committee adhered to its long-standing bonus plan framework in making such adjustments to the Operating Income for determinations under the 2025 annual incentive plan.

Additional Cash Bonuses

In the first quarter of 2026, the Compensation Committee approved discretionary bonuses for each of Mr. Mookerji and Mr. Tata in recognition of their significant contributions and performance in 2025, above and beyond the normal course of their positions as Chief Financial Officer and General Counsel & Corporate Secretary, respectively. Mr. Mookerji was awarded a cash bonus in the amount of $214,000 in recognition of his significant contributions and efforts to automate and improve the Company's accounting processes and systems, in addition to his valuable assistance in negotiating a favorable legal settlement with respect to the previously disclosed litigation matter involving the Company's Guaymas, Mexico performance center. Mr. Tata was awarded a cash bonus in the amount of $50,000, in recognition of his instrumental role in overseeing and bringing the Guaymas litigation to a successful resolution. The Compensation Committee believes these one-time awards were appropriate in light of the substantial value each of Mr. Mookerji's and Mr. Tata's efforts provided to the Company and its shareholders, including the avoidance of additional litigation defense costs and potential further exposure that may have resulted in the absence of such settlement.

Executive Summary and 2025 Performance Highlights

Ducommun had strong performance across all areas in 2025 despite the lower revenues in commercial aerospace mainly due to destocking and the Compensation Committee noted several significant achievements and milestones during the year, which are summarized below. No individual weightings were assigned to any one of these factors:

- On a year-over-year basis, Ducommun's market capitalization increased by 51%, resulting in shareholders realizing almost $500 million in value in 2025 and demonstrating the effectiveness of the Company's pay-for-performance compensation philosophy in aligning executives' interests with those of shareholders.

- The Company's stock price increased by 49% on a year-over-year basis, rising from $63.66 to $95.13 as measured on December 31, 2024 and December 31, 2025, respectively, providing substantial value to shareholders.

- Ducommun has seen year-over-year growth in total shareholder return since 2021, with a 40% higher cumulative total shareholder return in 2025 compared to the Russell 2000 index and a three-year relative total shareholder return at the 78th percentile, in each case, due to management's demonstrated track-record of strong operational leadership and effective cost management;

- For the third consecutive year, the Company established a new all-time revenue record of approximately $824.7 million with healthy year-over-year top line growth of almost 5% and surpassing the prior record of $786.6 million in 2024, as Ducommun continued to benefit from offloading with the right product portfolio, strong operating discipline and by leveraging its lean, highly focused performance center concept, with net revenue per employee increasing by approximately 7% over the prior year all while overcoming challenges relating to workforce availability, inflationary pressures and continued headwinds in the commercial aerospace market.

- Management oversaw a very significant 180 bps increase in gross profit margins year-over-year, which is another great example of our operating process, Company culture, dedicated employees and strong leadership.

- In the third full year after announcing our VISION 2027 Strategy in December 2022, revenue from Ducommun's engineered products business accounted for 23% of its total sales with EBITDA margins at 16%, both of which are either running ahead of, or on track with the Company's VISION 2027 goals, and demonstrating management's solid progress towards the financial goals and key tenets of our value creation plan for shareholders.

- Management successfully grew the Company's defense business by 14% in 2025, driven by very strong performance in its missile franchise, which increased by 20% year-over-year, as well as:
  - Increasing revenues from Ducommun's military fixed-wing aircraft business by 12% year-over-year;
  - Growing the Company's rotary-wing aircraft business by 18% compared to the prior year;
  - Overseeing the successful transition of Ducommun's Apache tail rotor business from its now-closed Monrovia, California facility to its Coxsackie, New York performance center, which was fully approved by Boeing for production;
  - Ensuring the TOW missile was ready for full production at the Company's Guaymas, Mexico performance center; and
  - Complementing the Company's missile portfolio with a very strong radar franchise, which grew by 32% over the prior year and which includes marquee programs such as the SPY-6 radar system, TPY-2 radar used on the THAAD missile defense system, and the G/ATOA radar system utilized by the U.S. Marine Corps.

- In 2025, the Company's net income decreased year-over-year basis due to one-time litigation settlement and related costs, net, of $83.3 million net of taxes, and in the absence of which would have improved to $57.5 million on an adjusted basis. The Company also attained records levels of Adjusted EBITDA, with three consecutive quarters above $30 million, growing from 14.8%of revenues in 2024 to approximately 16.4% in 2025, once again tracking well ahead of the 18% target in VISION 2027.

- Management also successfully sold the Company's Berryville, Arkansas operation in the second quarter of 2025 and has been actively marketing its Monrovia, California facility as it continues to execute on the Company's strategy of consolidating its rooftop footprint in contract manufacturing. Ducommun remains on target to achieve $11-$13 million in annual cost savings as articulated in our VISION 2027 strategy.

- Ducommun's remaining performance obligations grew across its commercial aerospace and defense businesses to a new record level of $1.1 billion, increasing by approximately 9% on a year-over-year basis, with growth across its commercial aerospace and defense businesses.

- Ducommun retaining its status as a U.S.-based manufacturer with U.S. employees and 95% of our revenue being produced in the U.S. The Company's only other non-U.S. facility is based in Guaymas, Mexico, which production constitutes less than 5% of our total revenue. Imports and exports to and from that facility have been covered under the U.S.M.C.A. to date, exempting the Company from the impact of tariffs.

The Compensation Committee incorporated these considerations into the final annual cash incentive awards, which recognized the significant individual and team performance that drove our results in 2025. Moreover, the Compensation Committee believes that our continued growth, with a 51% year-over-year increase in market capitalization, a 49% increase in stock price between December 31st of 2024 and 2025 and a three-year relative TSR in the 78th percentile compared to the Russell 2000 Index positions Ducommun and its shareholders favorably for further success going forward. Accordingly, for 2025, the target annual incentive award targets and annual cash incentive determination for each of the named executive officers are reflected in the table below.

	Target Award ($)	Target as % of Base Salary	Payout % of Target	Total Payout ($)*
Mr. Oswald	1,019,624	100	300	3,059,000
Mr. Mookerji	354,779	65	300	1,064,000
Ms. Gonzalez	179,155	50	300	537,000
Mr. Redondo	326,985	60	300	980,900
Mr. Tata	210,474	50	300	631,000

*   *We have a convention of rounding payout amounts up to the nearest thousand.*

The graphs below show the changes in our named executive officers' annual incentive compensation between 2023 and 2025.

CEO Annual Incentive Compensation 2023-2025



NEO Annual Incentive Compensation 2023-2025



Weighting of Annual Incentive Plan Performance Goals for 2026

For fiscal year 2026, the Compensation Committee recognized that in addition to operating income, the conversion of profit into cash flow is a critical metric that benefits shareholders since it not only demonstrates the quality of earnings but also serves as objective evidence of prudent management of the Company's working capital. Accordingly, the Compensation Committee revised the weighting afforded to the metrics under the 2026 annual incentive plan by increasing the weight of the cash flow from operations metric as depicted below:



Long-Term Incentives

In fiscal year 2024, Ducommun adopted the 2024 Stock Incentive Plan, pursuant to which we granted long-term incentives to our CEO in 2025 in the form of performance stock units with a three-year performance period that are based on earnings per share ("EPS") with a relative total shareholder return ("rTSR") modifier ("PSUs – EPS/rTSR")

and revenue ("PSUs – Revenue" or "RPSUs"), and time-based restricted stock units that vest ratably in annual increments over three years ("RSUs"). Additionally, we granted long-term incentives to our other named executive officers in the form of PSUs – EPS/rTSR and RSUs. The allocation between the PSU – EPS/rTSR, RPSU and RSU components of the long-

term incentive awards to our CEO and PSUs – EPS/rTSR and RSUs to our other NEOs was determined after deliberations with the Compensation Committee involving the evaluation of multiple scenarios and considerations, including ensuring that our CEO's and other NEOs' long-term interests' remained aligned with those of shareholders and the desire to ensure the retention of our executive officers. We do not grant stock options, stock appreciation rights ("SARs") or similar option-like instruments to our named executive officers or other key employees or service providers, and accordingly, no such grants were issued to the aforementioned individuals within four days prior to, or one day after the release of any material non-public information. If in the future we anticipate granting stock options, SARs, or similar option-like instruments, we will establish a policy regarding how the Board determines when to grant such awards and how the Board or Compensation Committee will take material nonpublic information into account when determining the timing and terms of such awards.

The overall mix of long-term incentives granted to our NEOs in 2025, along with a breakdown of the applicable amount of PSUs, RPSUs and RSUs payable in shares of common stock are depicted below:

CEO LTI Mix at Target



Average of Other NEO LTI Mix at Target



Issuing PSUs – EPS/rTSR to all of our NEOs and RPSUs to our CEO encourages our executives to focus on specific financial and other performance goals that the Compensation Committee believes will contribute to long-term shareholder value. Issuing RSUs to our NEOs provides a direct ownership interest in Ducommun and a long-term incentive for them to remain employed with us. Accordingly, PSUs – EPS/rTSR, RPSU and RSU awards are the only forms of long-term compensation afforded to our CEO, and PSUs – EPS/rTSR and RSUs are the only forms of long-term compensation afforded to our other NEOs since Ducommun does not maintain a pension plan for our executives.

In determining the aggregate value of long-term incentive grants in 2025, the Compensation Committee considered

the results of the WTW compensation assessment as to the value of long-term incentives provided in accordance with published survey compensation data. In keeping with those considerations, the long-term incentive awards to our CEO and other named executive officers reflected a mix of performance- and time-based long-term incentives that were generally consistent with the market and prevailing business conditions and were intended to incentivize our executive officers to achieve the performance metrics thereunder. The Compensation Committee also considered the existing equity holdings of our NEOs and the number of shares both outstanding and available under our long-term incentive plans when granting awards in 2025.

The Compensation Committee made the following target long-term incentive awards to the named executive officers in 2025:

	PSUs – EPS/rTSR (Shares at Target)	RPSUs (Shares at Target)	RSUs	Target Value of PSUs – EPS/rTSR, RPSUs, and RSU Grants Combined ($)[1]
Mr. Oswald	65,622	21,874	13,443	6,121,650
Mr. Mookerji	14,109	–	7,597	1,316,393
Ms. Gonzalez	3,727	–	2,007	347,747
Mr. Redondo	10,224	–	5,505	953,909
Mr. Tata	6,372	–	3,431	594,518

(1) Based on grant date fair values, and assuming target performance with respect to RPSUs and PSUs – EPS/rTSR.

The target value of long-term incentives granted to our CEO in 2025 increased slightly, reflective of the 24%, or almost $180 million year-over-year increase in our market capitalization between 2023 and 2024, and our record level of revenue of $786.6 million in 2024 and 350 improvement in gross profit margins expansion between 2023 and 2024, and reflective of our philosophy of incentivizing performance in relation to the value realized by shareholders. The Compensation Committee believes the award of such long-term incentives is consistent with our pay-for-performance compensation philosophy and

maintains the alignment between executives' interests and those of our shareholders by ensuring that the vast majority of our CEO's total target compensation is dependent on performance, thereby incentivizing continued increases in earnings, revenues and operating income, all to shareholders' benefit. The target value of the long-term incentives granted to our CEO and named executive officers over the past three years is depicted in the graphs below:

CEO LTI Grant Values 2023-2025



NEO LTI Grant Values 2023-2025



CEO Revenue Performance Stock Unit Grant (FY2025-FY2027 Performance Period)

Based on the Company's continued growth as of the end of FY 2024, with a 24% year-over-year increase in market capitalization, a 22% increase in stock price between December 31st of 2023 and 2024 and a three-year relative TSR in the 79th percentile compared to the Russell 2000 Index, in 2025, our CEO was awarded RPSUs that may vest based upon the achievement of revenue targets, as depicted below, in the last year of a three-year performance period (from January 1, 2025, to December 31, 2027). Utilizing a three-year performance

period requires our CEO to implement measures three years in advance to attain the revenue levels specific to the achievement of the performance metrics under the RPSU award, which aligns his performance with shareholders' interests. Based on our 2024 revenues of approximately $786.6 million when LTI goals were established, shareholders would realize a significant increase in value for our CEO to achieve the maximum payout at the end of the performance period of this award.

Three-Year Revenue Goal

Performance Level	Performance (%)	Performance ($M)	Payout %
Maximum	104.0	900	200
Target	100.0	865	100
Threshold	97.1	840	50
<Threshold	<97.1	<840	–

Performance Stock Units – EPS/rTSR (FY2025-FY2027 Performance Period)

The performance-based long-term incentive awards granted in 2025 to our CEO and other NEOs, may be earned based upon the achievement of annual adjusted diluted EPS targets during each year of a three-year performance period, which is then subject to an rTSR modifier. The Compensation Committee chose adjusted diluted EPS as the performance metric to tie executive compensation directly to the annual and long-term growth in Ducommun's earnings. As depicted below, a rTSR modifier is then applied to the number of vested PSUs awarded to our CEO and other NEOs to further align executive compensation with shareholder value creation:

Mechanics of Three-Year Performance Period PSU – EPS Grants with rTSR Modifier:


Year 1: Earned Units determined based on Adj. Diluted EPS (Vesting deferred to until End of Year 3)
Year 2: Earned Units determined based on Adj. Diluted EPS (Vesting deferred to until End of Year 3)
Year 3: Earned Units determined based on Adj. Diluted EPS (Vesting deferred to until End of Year 3)
Total Earned Shares for Years 1-3 based on Adj. Diluted EPS
rTSR Modifier applied to Sume of Earned Units
Final Vested Units

Accordingly, the PSUs granted in 2025 will cliff vest at the end of the three-year performance period in an amount between 0% and 200% of the target units as depicted below.

Adjusted Diluted Earnings Per Share for Awards

	Adjusted Diluted EPS($)			Vesting Percentage of Target Units for Each Year	Three-Year Total*
	2025	2026	2027		
Maximum	3.48	3.90	4.37	66.6%	200%
Target	3.30	3.49	3.70	33.3%	100%
Threshold	3.11	3.11	3.11	10.0%	30%

* *Assuming performance remains at the same level for all three years of the performance period.*

The Compensation Committee set the threshold and target adjusted diluted EPS levels to be consistent with our annual operating plan, with the target level increasing by approximately 6% each year over the three-year performance period, thereby ensuring management is incentivized to improve adjusted diluted earnings per share relative to the end of 2024.

In the event our performance falls between two of the data points listed in the table above, the percentage of target performance stock units that are earned will be determined by linear interpolation between the two data points, rounded to the nearest whole unit. Adjusted diluted EPS is calculated, as determined by the Compensation Committee, by adjusting our diluted EPS to reflect changes in accounting standards, discontinued operations to exclude gain or loss on the sale of any business or product line, and to reflect any asset impairment write-offs or charges (whether of goodwill, intangible or tangible assets), transaction-related costs or expenses (including but not limited to the effects of Financial Accounting Standards Board Accounting Standards Codification Topic 805), debt refinancing costs, and restructuring charges and other non-recurring expenses.

Relative Total Shareholder Return Modifier (+/- 25%)

After the end of the three-year performance period, our rTSR will be calculated and compared to the Russell 2000 Index for the same period. As depicted in the table below, the total number of PSUs earned will then be determined by multiplying the equity earned on the adjusted diluted EPS metric by a modifier between 0.75 and 1.25. Importantly, the rTSR modifier will not be greater than 1.0 unless our absolute total shareholder return over the three-year performance period is positive, regardless of our relative ranking. In total, the maximum funding for PSU awards based on the achievement of adjusted diluted EPS levels and application of the rTSR modifier cannot exceed 250% of target.

Relative Total Shareholder Return v. Russell 2000 Index

Total Shareholder Return Percentile Rank Relative to Russell 2000	Modifier Applied to Earned Units
80.00th to 100th Percentile	1.25
70.00th to 79.99th Percentile	1.15
60.00th to 69.99th Percentile	1.10
40.00th to 59.99th Percentile	1.00
30.00th to 39.99th Percentile	.90
20.00th to 29.99th Percentile	.85
Under 20th Percentile	.75

Restricted Stock Unit Grants (FY2025-FY2027 Vesting Period)

The Compensation Committee approved the following grants of time-based RSU awards to our CEO and NEOs in 2025:

	Number of Shares Granted	Grant Date Value of Shares ($)
Mr. Oswald	13,443	774,989
Mr. Mookerji	7,597	437,967
Ms. Gonzalez	2,007	115,704
Mr. Redondo	5,505	317,363
Mr. Tata	3,431	197,797

RSU grants vest in one-third increments over a period of three years and the grant date fair value of the awards in the table above was based on the closing price of $57.65 on March 5, 2025. The Compensation Committee believes that time-based RSU awards provide a direct ownership interest in Ducommun, thereby aligning their interests with those of shareholders, and serve the valuable purpose of helping to retain our NEOs and reward them for building their careers with the Company.

Settlement of Awards from Prior Grant Cycles

CEO Performance Restricted Stock Unit Grant (n/k/a Revenue Performance Stock Units) and Cash LTIP-Revenue FY2023-FY2025 Performance Period

In 2023, our CEO was awarded performance restricted stock units ("2023 PRSUs") payable in shares and a long-term incentive cash award based on revenue ("Cash LTIP – Revenue") payable in cash, subject to vesting based upon the achievement of revenue targets in the last year of a three-year performance period (from January 1, 2023 to December 31, 2025) to incentivize the long-term growth of the business. The Compensation Committee determined the amount of revenue that was achieved relative to its strategic plan in the last year of the performance period and the percentage and number of the performance restricted stock units earned in shares and cash as a result thereof.

The revenue target for the performance period was established based on our 2022 revenues of $713 million, and the Compensation Committee contemplated that revenues would need to increase by approximately 16% for our CEO to achieve the maximum payout at the end of the performance period in 2025, the attainment of which would result in significant shareholder value. Since 2023, the Company's market capitalization increased by 87%, its stock price increased by 82% and as previously stated, the Company attained a three-year relative TSR in the 78th percentile compared to the Russell 2000 Index. The following table summarizes the original revenue targets as a percentage and dollar value at threshold, target and maximum performance levels and the resulting payout levels:

CEO Revenue Goal Achievement (FY2023-FY2025 Performance Period)

Performance Level	Performance (%)	Performance ($M)	Actual ($M)	Payout %
Maximum	104.0	825.0		200.0
Target	100.0	785.0		100.0
Threshold	96.0	755.0		50.0
<Threshold	<96.0	<755.0		–
Actual			**824.7**	**199**

Despite achieving a new all-time revenue record of approximately $825 million, surpassing the prior record of $787 million in 2024, and increasing revenues by over 15% compared to 2022, the level of sales attained in the last year of the performance period fell just below the maximum level established under the 2023 grant for revenues. Consequently, 23,649 shares under the 2023 PRSU and an amount of $2,076,720 under the Cash LTIP – Revenue, reflecting 199% of the grant award, were issued to our CEO based on linear interpolation.

Performance Stock Units and Long-Term Incentive Cash Awards based on EPS/rTSR (Cash LTIPs – EPS/rTSR) FY2023-FY2025 Performance Period

The three-year performance period for performance stock units and Cash LTIPs – EPS/rTSR awarded in 2023 ended on December 31, 2025. Since the beginning of the performance period in 2023, the Company's market capitalization increased by 87%, its stock price increased by 82% and as previously stated, attained a three-year relative TSR in the 78th percentile compared to the Russell 2000 Index. The threshold, target, and maximum performance levels for performance stock units and Cash LTIPs awarded in 2023, and the actual performance in each of the years 2023 to 2025, were as follows:

Adjusted Diluted EPS ($) and rTSR Modifier for Performance Stock Unit Determination

	Threshold (10.0% payout each year)	Target (33.3% payout each year)	Maximum (66.6% payout each year)	Actual	% Earned
2023	2.85	3.02	3.28	3.23	60%
2024	2.85	3.20	3.77	4.02	66%
2025	2.85	3.39	4.33	4.19	63%
			Sub-Total		**189%**
TSR Modifier			**78th Percentile Rank for rTSR Modifier**		**x 1.15**
			Total shares awarded (%)		**217%**

Our relative total shareholder return compared to the Russell 2000 Index was at the 78th percentile, generating a payout multiple of 1.15 and therefore, the number of total shares earned was adjusted due to the impact of the modifier based on our adjusted diluted EPS of $4.21 a share, which was used solely for determining our performance under the 2023 PSU grant, and was a significant increase in shareholder value when compared to the beginning of the performance period.

Timing of Long-Term Incentive Awards

The Compensation Committee has implemented a process whereby all normal cycle long-term incentives are awarded in the spring of each year, and long-term equity incentive grants in 2025 were generally consistent with this practice. However, long-term incentive grants may be made at other times in the event of the hiring of a new executive officer or a special award to recognize individual performance. In addition, the timing of the award of normal cycle long-term equity incentives may be changed in the future as needed to meet changing circumstances.

Severance and Change in Control Agreements and Practices

In 2024, we entered into new key executive severance agreements (collectively, the "Key Executive Severance Agreements") with each of our named executive officers. These agreements (which are all substantially the same) provide for cash severance, double-trigger equity acceleration and certain continued benefits if there is a qualifying termination in connection with a change in control, and limited cash severance and continued benefits if there is a qualifying termination outside the context of a change in control. We entered into severance agreements with our NEOs in order to bring them current with, and reflective of, current market practices. Moreover, Key Executive Severance agreements are necessary for the recruitment and retention of qualified executives. We believe having severance arrangements in place allows our NEOs to focus on shareholder interests when considering strategic alternatives because they provide some financial security in the event of an involuntary termination of employment. We do not provide gross ups for taxes under these agreements. Please refer to the section entitled "Potential Payments Upon Termination or Change in Control" below for further discussion of the Key Executive Severance Agreements.

Second Amended and Restated Clawback Policy

In August 2025, we adopted a Second Amended and Restated Clawback Policy consistent with the listing standards adopted by the New York Stock Exchange in light of the SEC's adoption of the "Listing Standards for Recovery of Erroneously Awarded Compensation" pursuant to Section 10D of the Securities and Exchange Act of 1934. The second amended clawback policy applies in the event: (i) of an accounting restatement that is material to previously issued financial statements; or (ii) of an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, and is necessitated due to material noncompliance with financial reporting requirements under

U.S. generally accepted accounting principles or SEC rules. In the event of such a restatement, all incentive-based compensation earned by our current or former executive officers may be recovered to the extent that such payments and vested amounts were higher than they would have been based on corrected financial statements, and, at the discretion of the Compensation Committee, any amount of time-based equity compensation may also be recovered, in each case, for such compensation received in the three completed fiscal years preceding the date the restatement is required to be prepared. The clawback of time-based equity compensation received during the three-year fiscal period is limited to the compensation the individual received while serving as an executive officer.

Securities Trading Policy and Prohibition on Pledging and Hedging

The Company has an insider trading policy ("Insider Trading Policy") governing the purchase, sale and other dispositions of the Company's securities that applies to directors, officers and employees, and to the Company itself in the repurchase of its own securities. We believe our Insider Trading Policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the listing standards applicable to the Company. A copy of the Insider Trading Policy was filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

To align the interests of our directors, officers, and employees, including our named executive officers, with our shareholders, our Insider Trading Policy does not permit any director, officer, or employee of Ducommun to either margin or pledge Company securities as a loan or to engage in any hedging transactions involving our securities. Hedging includes the purchase or sale of financial instruments that are designed to hedge or offset any decrease in the market value of securities, including prepaid variable forward contracts, equity swaps, collars, and exchange funds.

Other Compensation

We provide or make available certain other compensation and personal benefits to the named executive officers, including the ability to participate in a non-qualified deferred compensation plan and an automobile allowance, as well as medical, dental, life and other insurance benefits. In addition, the named executive officers receive 401(k) matching contributions and are eligible to participate in our Employee Stock Purchase Plan on the same basis as our other employees. We do not provide any pension or supplemental retirement benefits to our named executive officers. Please refer to the section entitled "2025 Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans" below for further discussion of our non-qualified deferred compensation plan.

Director and Officer Stock Ownership Policy

In August 2020, the Compensation and Corporate Governance and Nominating Committees of the Board adopted a stock ownership policy that requires our NEOs to acquire and hold shares of our stock equal in value to a multiple of their annual base salary as follows:

Stock Ownership Guidelines		
Position	**Ownership Requirements**	**Current Holdings**
Chief Executive Officer	5x Base Salary	> 30 times Base Salary*
Other NEOs	3x Base Salary	Average of 7.0 times Base Salary

* *Includes holdings from both personal investments and Company long term incentive awards.*

Under the policy, each NEO's stock ownership will be valued based on the average trading price of Ducommun's stock over a twelve-month period ending on December 31st of each year. Executive officers have five years from their initial election to the position covered by the policy to satisfy its requirements and an NEO is deemed to remain in compliance provided that non-compliance is not due to the sale of securities. In the event an NEO is not in compliance with the policy's requirements, they are expected to retain 100% of any net equity awards (i.e. net of the cost of exercise for stock options and net of withholding taxes for all awards) and refrain from divesting any Company stock until re-attainment of the applicable holding requirement. For purposes of determining compliance with the policy, an NEO's stock ownership is determined by multiplying the aggregate number of shares owned and unvested PSUs and RSUs by the average trading price of our stock over a twelve-month period ending on December 31st of each calendar year, divided by the NEO's annual base salary as reported in Ducommun's 2025 proxy statement. All of the named executive officers are either in compliance, or have additional time in which to comply, with the stock ownership guidelines as of December 31, 2025.

Compensation Risk Assessment

The Compensation Committee reviews the risks associated with our compensation policies and practices for executive officers and employees generally. The Compensation Committee did not identify any risks arising from these policies and practices that are reasonably likely to have a material adverse effect on the Company. In the course of its review, the Compensation Committee considered various features of our compensation policies and practices that discourage excessive risk taking, including those outlined below.

Compensation Feature	Compensation Practices
Philosophy	An appropriate compensation philosophy based on our proxy talent peer group, pay for performance and other market compensation data.
Balanced Approach	• An effective balance between cash and equity-based compensation. • An appropriate mix of short- and long-term performance measures, capped by maximum payouts under annual cash incentive, PSU – EPS/rTSR and RPSU programs. • Multi-year vesting periods for long-term stock awards. • An appropriate mix of time- and performance-based vesting schedules. • Financial measures as well as discretion to recognize individual performance capped by a maximum limit on long-term incentive awards.
Alignment of Interests with Shareholders	Stock ownership guidelines for NEOs and non-employee directors.
Perquisites and Retirement Benefits	Limited perquisites and retirement benefits.

Tax Deductibility and Gross-Ups

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. While the Compensation Committee considers the deductibility of compensation as one factor in determining executive compensation, it believes that it is in the best interests of our shareholders to maintain flexibility in our approach to executive compensation and to structure a program that we consider to be the most effective in attracting, motivating and retaining key executives.

The double-trigger severance payments that our NEOs could receive in connection with a change in control (described in the section above entitled "Severance and Change in Control Agreements and Practices") could subject an NEO to an excise tax on an "excess parachute payment" under Internal Revenue Code Section 4999. Ducommun does not provide any gross-up to its executives for any excise tax due under this section of the Internal Revenue Code.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" set forth above with management. Based on these reviews and discussions, the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference into Ducommun's Annual Report on Form 10-K for the year ended December 31, 2025.

Submitted by the Compensation Committee,

Shirley G. Drazba – Committee Chair
Sheila G. Kramer
Samara A. Strycker

The above report of the Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that Ducommun specifically incorporates this information by reference and shall not be deemed filed under such Acts.

2025 Summary Compensation Table

The Summary Compensation Table and the other tables which follow disclose (in accordance with SEC rules) the compensation for the years ended December 31, 2025, 2024 and 2023 awarded to, earned by or paid to the Named Executive Officers. Columns have been omitted from the table when there has been no compensation awarded to, earned by or paid to any of the Named Executive Officers required to be reported in that column in any year covered by the table.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2][3][6]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Named Executive Officers (NEO)							
Stephen G. Oswald	2025	1,019,624	–	6,121,650	3,058,871	129,844	10,329,989
Chairman, President &	2024	989,926	–	5,831,071	2,742,095	160,473	9,723,566
Chief Executive Officer	2023	959,707	–	5,001,609	2,247,436	72,191	8,280,943
Suman B. Mookerji	2025	545,813	214,000	1,316,393	1,064,336	129,844	3,270,386
Senior Vice President,	2024	528,401	–	1,317,632	951,387	129,657	2,927,077
Chief Financial Officer	2023	476,692	–	1,035,095	725,605	28,934	2,266,326
Laureen S. Gonzalez	2025	358,310	–	347,747	537,465	129,469	1,372,991
Vice President, Chief Human	2024	340,480	–	341,470	471,565	127,529	1,281,044
Resources Officer	2023	289,477	–	279,453	271,158	27,113	867,201
Jerry L. Redondo	2025	544,975	–	953,909	980,955	129,471	2,609,310
Senior Vice President,	2024	525,388	–	954,805	873,195	129,647	2,483,035
Operations	2023	493,156	–	669,690	635,178	28,981	1,827,005
Rajiv A. Tata	2025	420,948	50,000	594,518	631,422	152,920	1,849,808
Vice President, General	2024	400,001	–	583,741	554,001	144,415	1,682,157
Counsel & Secretary	2023	339,600	–	551,209	357,873	37,518	1,286,200

(1)   This column reflects the one-time bonuses awarded to each of Messrs. Mookerji and Tata in consideration of their respective contributions in 2025 to the Company's settlement with respect to the Guaymas, Mexico litigation and, in the case of Mr. Mookerji, his significant contributions in improving the Company's accounting processes and systems.

(2)   This column shows the grant date fair value of awards granted to Messrs. Oswald, Mookerji, Redondo, Tata and Ms. Gonzalez pursuant to the 2024 Stock Incentive Plan computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, disregarding the estimate of forfeitures. The methodology and assumptions used in the valuation of PSUs payable in shares and cash, respectively, RPSUs payable in shares and cash, and RSUs are contained in Footnote 11 to Ducommun's consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2025.

(3)   The awards included in the Stock Awards column for our CEO consisted of RPSUs payable in shares, RSUs and PSUs, and for our named executive officers, PSUs and RSUs in 2025. The grant date fair value of RSUs issued to each of our NEOs in March 2025 was $57.65. The grant date fair value of both RPSUs and PSUs payable in shares, each of which is subject to performance conditions, are shown in the table above based on the probable outcome of the performance conditions as of the grant date for the award at target. The following table shows the maximum values for the PSUs, payable in equity to Ms. Gonzalez and Messrs. Oswald, Mookerji, Redondo and Tata, and RPSUs, payable in equity to Mr. Oswald, as of the grant date year of the award:

Name	Year of Award	Maximum Performance Stock Unit Grant Date Fair Value ($)	Maximum Revenue Performance Stock Unit Grant Date Fair Value ($)
Stephen G. Oswald	2025	10,214,064	2,522,072
Suman B. Mookerji	2025	2,196,066	–
Laureen S. Gonzalez	2025	580,108	–
Jerry L. Redondo	2025	1,591,366	–
Rajiv A. Tata	2025	991,802	–

(4) Each of our Named Executive Officers were eligible to receive an annual cash incentive award in 2025, as described above in the section entitled "Annual Cash Incentives. " Non-equity incentive plan compensation was earned for each year ended and was paid in the first quarter of the following year.

(5) The following table discloses each item included in the "All Other Compensation" column for 2025:

Name	Automobile Allowance ($)[a]	Life Insurance Premiums ($)	Ducommun Contributions to 401(k) Plan ($)	Ducommun Contributions to NQDCP ($)[b]	Total ($)
Stephen G. Oswald	18,024	1,320	10,500	100,000	129,844
Suman B. Mookerji	18,024	1,320	10,500	100,000	129,844
Laureen S. Gonzalez	18,024	945	10,500	100,000	129,469
Jerry L. Redondo	18,024	947	10,500	100,000	129,471
Rajiv A. Tata	18,024	1,111	10,500	123,285	152,920

(a) Equates to a payment of $1,502 per month for automobile-related travel expenses such as lease payments, fuel and insurance.

(b) Includes amounts equal to the 10 Year U.S. Treasury Bill Rate plus three hundred basis points based on participants' annual contributions to the Plan, which will vary from year-to-year, as well as a Company contribution to each participant in the amount of $100,000.

(6) Our CEO elected to defer one percent (1%) of his 2022 PRSU (n/k/a RPSU) grant, or 158 shares, into the Company's NQDCP and which had a value of $15,030 as of December 31, 2025. Additionally, one percent (1%), or 647 shares from our CEO's 2022 PSU grant were deferred to the NQDCP and which had a value of $61,549 as of December 31, 2025.

2025 Grants of Plan-Based Awards Table

The following table provides information on the annual cash incentive awards made to each of our NEOs (the "2025 Bonus Plan"), the award of PSUs, Cash LTIPs – EPS/rTSR, RPSUs, Cash LTIPs – Revenue, and RSUs made to our CEO, and the PSU and RSU awards made to our other NEOs during 2025:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[2]
		Threshold ($)	Target ($)[1]	Maximum ($)[1]	Threshold (#)	Target (#)	Maximum (#)		
Stephen G. Oswald									
2025 Bonus Plan	-	-	1,019,624	3,058,871	-	-	-	-	-
PSUs	3/05/2025	-	-	-	-	65,622	164,055	-	4,085,626
RPSUs - Revenue	3/05/2025	-	-	-	-	21,874	43,748	-	1,261,036
RSUs	3/05/2025	-	-	-	-	-	-	13,443	774,989
Suman B. Mookerji									
2025 Bonus Plan	-	-	354,779	1,064,336	-	-	-	-	-
PSUs	3/05/2025	-	-	-	-	14,109	35,273	-	878,426
RSUs	3/05/2025	-	-	-	-	-	-	7,597	437,967
Laureen S. Gonzalez									
2025 Bonus Plan	-	-	179,155	537,465	-	-	-	-	-
PSUs	3/05/2025	-	-	-	-	3,727	9,318	-	232,043
RSUs	3/05/2025	-	-	-	-	-	-	2,007	115,704
Jerry L. Redondo									
2025 Bonus Plan	-	-	326,985	980,955	-	-	-	-	-
PSUs	3/05/2025	-	-	-	-	10,224	25,560	-	636,546
RSUs	3/05/2025	-	-	-	-	-	-	5,505	317,363
Rajiv A. Tata									
2025 Bonus Plan	-	-	210,474	631,422	-	-	-	-	-
PSUs	3/05/2025	-	-	-	-	6,372	15,930	-	396,721
RSUs	3/05/2025	-	-	-	-	-	-	3,431	197,797

(1) The target and maximum amounts of awards reflected in this column are based on the bonus-eligible salary of each of the named executive officers at December 31, 2025 for awards under the 2025 Bonus Plan.

(2) The amounts in this column represent the grant date fair value of the PSUs (based on the probable outcome of the performance conditions as of the date of grant of the awards) and RSUs, computed in accordance with FASB ASC 718, excluding the effects of estimated forfeitures. See Footnote 11 to Ducommun's consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2025, for a discussion of the assumptions used in determining the FASB ASC 718 grant date fair value of these awards.



Narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

We do not currently maintain employment agreements with any of our NEOs.

Long Term Equity Incentive Awards

We granted both time-based and performance-based equity incentive awards to our NEOs pursuant to our 2024 Stock Incentive Plan in 2025. For more information regarding these awards, including the terms and conditions and vesting schedule, please see the section entitled "2025 Named Executive Officer Compensation – Long-Term Incentives" above. The potential acceleration and forfeiture events relating to the awards, determined as of December 31, 2025, are described in greater detail under "Potential Payments Upon Termination or a Change in Control" below.

Salary and Bonus in Proportion to Total Compensation

The table below reflects the 2025 annualized base salary, annual cash incentive awards and one-time cash bonuses, as applicable, for our NEOs in proportion to the total compensation reported for the NEOs pursuant to the Summary Compensation Table, rounded to the nearest whole percent.

Name	Year	Base Salary ($)	Annual Cash Incentives ($)	Cash Bonus ($)	Base Salary, Annual Cash Incentives and Cash Bonuses as a Percentage of Total Compensation
Stephen G. Oswald	2025	1,019,624	3,058,871		39%
Suman B. Mookerji	2025	545,813	1,064,336	214,000	56%
Laureen S. Gonzalez	2025	358,310	537,465		65%
Jerry L. Redondo	2025	544,975	980,955		58%
Rajiv A. Tata	2025	420,948	631,422	50,000	60%

2025 Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information on unexercised stock options ("SOs") and unvested PSUs, RPSUs[1] and RSUs granted to the named executive officers that were outstanding on December 31, 2025:

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable[2]	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Stephen G. Oswald									
SOs	5/14/2018	32,500	-	32.90	5/14/2028	-	-	-	-
SOs	6/17/2019	35,000	-	42.25	6/17/2029	-	-	-	-
RPSUs[1]	5/14/2024	-	-	-	-	-	-	16,399	1,560,037
RPSUs[1]	3/05/2025	-	-	-	-	-	-	21,874	2,080,874
PSUs	5/14/2024	-	-	-	-	-	-	80,233	7,632,544
PSUs	5/14/2024	-	-	-	-	-	-	27,222	2,589,630
PSUs	3/05/2025	-	-	-	-	-	-	87,277	8,302,686
RSUs	5/08/2023	-	-	-	-	5,135	488,493	-	-
RSUs	5/14/2024	-	-	-	-	8,813	838,381	-	-
RSUs	3/05/2025	-	-	-	-	13,443	1,278,833	-	-
Suman B. Mookerji									
SOs	6/17/2019	4,700	-	42.25	6/17/2029	-	-	-	-
SOs	10/10/2019	7,500	-	40.44	10/10/2029	-	-	-	-
PSUs	5/14/2024	-	-	-	-	-	-	23,104	2,197,872
PSUs	3/05/2025	-	-	-	-	-	-	18,765	1,785,112
RSUs	5/08/2023	-	-	-	-	2,328	221,494	-	-
RSUs	5/14/2024	-	-	-	-	4,997	475,365	-	-
RSUs	3/05/2025	-	-	-	-	7,597	722,703	-	-
Laureen S. Gonzalez									
PSUs	5/14/2024	-	-	-	-	-	-	5,988	686,268
PSUs	3/05/2025	-	-	-	-	-	-	4,957	471,551
RSUs	5/08/2023	-	-	-	-	629	59,837	-	-
RSUs	5/14/2024	-	-	-	-	1,295	123,162	-	-
RSUs	3/05/2025	-	-	-	-	2,007	190,926	-	-

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[2]	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Jerry L. Redondo									
PSUs	5/14/2024	-	-	-	-	-	-	16,741	1,918,772
PSUs	3/05/2025	-	-	-	-	-	-	13,598	972,609
RSUs	5/08/2023	-	-	-	-	1,506	143,297	-	-
RSUs	5/14/2024	-	-	-	-	3,621	344,434	-	-
RSUs	3/05/2025	-	-	-	-	5,505	523,691	-	-
Rajiv A. Tata									
SOs	5/14/2018	1,833	-	32.90	5/14/2028	-	-	-	-
SOs	6/17/2019	5,840	-	42.25	6/17/2029	-	-	-	-
SOs	10/10/2019	2,500	-	40.44	10/10/2029	-	-	-	-
PSUs	5/14/2024	-	-	-	-	-	-	10,236	1,173,143
PSUs	3/05/2025	-	-	-	-	-	-	8,475	806,204
RSUs	5/08/2023	-	-	-	-	1,241	118,056	-	-
RSUs	5/14/2024	-	-	-	-	2,214	210,618	-	-
RSUs	3/05/2025	-	-	-	-	3,431	326,391	-	-

(1) Please note that RPSU awards are synonymous with previously issued PRSU awards and were renamed under the 2024 Stock Incentive Plan.

(2) The stock options became exercisable in increments on the anniversary date of the date of grant such that for stock options granted in 2019, one-third vested and became exercisable in each of 2020, 2021 and 2022 and for stock options granted in 2018, one-third vested and became exercisable in each of 2019, 2020 and 2021.

(3) The unvested restricted stock units vest as follows: (i) with respect to grants in 2023, one-third vested in each of 2024 and 2025, and one-third will vest in 2026; (ii) with respect to grants in 2024, one-third vested in 2025, and one-third will vest in each of 2026 and 2027; and (iii) with respect to grants in 2025, the award will vest in equal installments of one-third in each of 2026, 2027 and 2028.

(4) All performance stock units (including RPSUs f/k/a PRSUs) are shown based on our actual achievement of performance measures for periods through 2025 and at the maximum number of shares eligible to vest for performance periods that end after 2025. The performance stock units will vest if the performance conditions are met as follows: (i) grants in 2023 vested based on achievement of the performance metrics on December 31, 2025 and were settled in the first quarter of 2026, (ii) grants in 2024 will vest, if at all, based on achievement of the performance metrics on December 31, 2026 and will be settled in the first quarter of 2027, and (iii) grants in 2025 will vest, if at all, based on achievement of the performance metrics on December 31, 2027 and will be settled in the first quarter of 2028.

(5) The amounts for RPSUs f/k/a PRSUs and PSUs are calculated by multiplying the number of unvested RPSUs, PRSUs and PSUs, respectively, by the closing price of our common stock on the NYSE on the last trading day of 2025 ($95.13).

2025 Option Exercises and Stock Vested Table

The following table provides information on the exercise of stock options and vesting of stock for the Named Executive Officers during 2025:

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[3] |
Name				
Stephen G. Oswald	–	–	182,207[1]	17,060,323
Suman B. Mookerji	–	–	35,245[2]	3,189,283
Laureen S. Gonzalez	–	–	9,555[2]	845,574
Jerry L. Redondo	–	–	23,220[2]	2,089,628
Rajiv A. Tata	–	–	18,727[2]	1,694,389

(1) The number of shares reflects: (a) RSUs that vested during the year, (b) PSUs from the 2023 grant, for which the performance period ended on December 31, 2025, and (c) PRSUs (n/k/a RPSUs) from the 2023 equity grant, for which the performance period ended on December 31, 2025.

(2) The number of shares reflects: (a) RSUs that vested during the year, and (b) PSUs from the 2023 grant, for which the performance period ended on December 31, 2025.

(3) The amounts reported in this column are equal to the number of shares of common stock earned multiplied by the closing price of our common stock on the applicable vesting date, or, if the date on which such shares vested was not a trading day, the last trading day immediately prior to such date. The value is calculated before payment of any applicable withholding or other income taxes.

2025 Pension Benefits Table

We do not provide any pension benefits to any of our named executive officers.



2025 Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

We offer a nonqualified defined contribution and nonqualified deferred compensation plan (the "Plan") to certain members of our management, including the named executive officers. Under the Plan, Participants may elect to defer up to 80% of their annual base salary and 100% of their annual incentive, RSU and PSU grants, and may allocate the balance credited to their accounts among various investment crediting options available under the Plan. The Plan administrator has discretion to determine which crediting options will be available under the Plan. Participant accounts are adjusted daily to reflect the performance of the applicable crediting options. Participants may elect to receive all or a portion of any Plan year's deferral balance while they are still employed by Ducommun under various conditions as set forth in the Plan. Participants who separate from Ducommun will have their deferral balances paid within ninety (90) days after their employment ends, unless specific retirement guidelines are met. Participants who meet our retirement guidelines can elect to have their distributions made in either a lump sum or in two- to ten annual installments, depending on the payment method selected. Participants with deferred amounts less than $100,000 will be paid out in a lump sum upon the cessation of their employment with Ducommun. Scheduled in-service distributions are also paid in a lump sum. If a participant terminates prior to or while receiving a scheduled in-service distribution, or if a participant has elected to have the deferral balance paid after employment ends, the distribution will be paid (or installments will commence) in the month following separation from service. However, for certain specified employees, post-employment distributions generally cannot be paid until six months after separation of service, except in the event of death. Additionally, limited portions of a participant's account may be distributed in accordance with the Plan in the event the participant suffers a sudden, unexpected and severe financial hardship. On an annual basis we may credit additional amounts under the Plan on behalf of eligible employees in an amount equal to: (i) the 10 Year U.S. Treasury Bill Rate plus three hundred basis points based on participants' annual contributions to the Plan; and (ii) a maximum of $100,000 regardless of participants' contributions to the Plan. The table below summarizes participants' and the registrant's contributions to the Plan for 2025:

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)[3]
Stephen G. Oswald	46,408	105,405	186,393	–	4,818,875
Suman B. Mookerji	–	100,000	32,165	202,180	363,145
Laureen S. Gonzalez	–	100,000	16,697	–	116,697
Jerry L. Redondo	–	100,000	10,831	–	110,831
Rajiv A. Tata	142,729	123,285	211,958	–	1,364,786

(1) *Executive contributions represent a percentage of Salary and Non-Equity Incentive Plan Compensation amounts identified in the Summary Compensation Table. Amounts related to unvested PSUs and RSUs are excluded and, if deferred, will be reported as a contribution in the year of vesting.*

(2) *Registrant contributions are reported in "All Other Compensation" in the Summary Compensation Table.*

(3) *Amounts reported in this column reflect the cumulative value of the NEOs' account balances, including executive contributions, registrant contributions, withdrawals and investment earnings thereon as of December 31, 2025. These amounts include those reported in the Summary Compensation Table in the current or prior year proxy statements as follows: Mr. Oswald, $46,408; Mr. Mookerji, $0; Ms. Gonzalez, $0; Mr. Redondo, $0; and Mr. Tata, $135,229.*

Potential Payments Upon Termination or Change in Control

As discussed above, we entered into Key Executive Severance Agreements with each of our NEOs in 2024. The Key Executive Severance Agreements provide that if a change in control (as defined below) of Ducommun occurs and there is qualifying termination of employment (as defined below) of the NEO within the three months prior to or 24 months following that change in control, the named executive officer will be entitled to receive payment in a single lump sum of an amount equal to the sum of (i) two times the annual base salary of the named executive officer prior to the change in control (or two and one-half times in the case of our CEO), and (ii) two times the target annual cash incentive of the executive officer under our annual cash incentive plan in effect during the year in which the change in control occurs (or two and one-half times in the case of our CEO). Further, with respect to long-term equity incentive awards granted to such named executive officers, (x) stock options become fully exercisable immediately for the full term of the options, (y) performance stock units become vested immediately based on our actual achievement of performance measures for periods through the date of termination of employment and at the target number of shares for periods after the date of termination of employment, and (z) restricted stock units vest immediately, provided that in all cases, the named executive officer complies with certain confidentiality and non-disparagement restrictive covenants. Additionally, the named executive officers shall be entitled to receive the continuation of certain benefits for a period of two years (or two and one-half years in the case of our CEO), including medical, life, disability and other insurance benefits as are provided to other executives of Ducommun. The continuation of these benefits shall be subject to reduction in the event that the named executive officer obtains employment during the two-year period (or two and one-half years in the case of our CEO) if the respective named executive officer is eligible to receive such insurance benefits under another employer's plans.

As used herein, a change in control of Ducommun is generally deemed to have occurred in the event of certain tender offers, mergers or consolidations, the sale, exchange or transfer of substantially all of our assets, the acquisition by a person or group of certain percentages of our outstanding voting securities, the consummation of a plan of liquidation or dissolution of Ducommun, or certain changes in the members of the Board.

The Key Executive Severance Agreements also provide that if there is a qualifying termination of employment of the named executive officer at any time other than in connection with a change in control of Ducommun as described above, the named executive officer shall be entitled to receive (i) payment of his or her full salary for a period of one year (or, two years in the case of the CEO), together with payment of the amount of any annual cash incentive for a past year that has not yet been paid, (ii) a payment of an amount equal to the named executive officer's target annual bonus under the Company's annual cash incentive program in effect during the year in which the qualifying termination occurs and (iii) continuation of benefits (as described above) for a period of one year (or, two years in the case of the CEO), provided that in all cases, the named executive officer complies with certain confidentiality and non-disparagement restrictive covenants.

A qualifying termination of employment includes any termination of the NEO's employment by the Company other than a termination for cause, except due to the NEO's death or disability. Termination for cause is generally defined in the key executive severance agreements as termination by Ducommun upon (i) the willful and continued failure by the executive to substantially perform his or her duties with Ducommun other than any such failure resulting from the executive's incapacity due to physical or mental illness, after a demand for substantial performance is delivered to the executive by the chief executive officer or the Compensation Committee that specifically identifies the manner in which the executive has not substantially performed his or her duties, or (ii) the willful engaging by the executive in misconduct that is materially injurious to Ducommun, monetarily or otherwise, and that constitutes common law fraud or a felony on the part of the executive. For purposes of this definition, no act or failure to act on the part of an executive, is considered "willful" unless done, or omitted to be done, by the executive not in good faith and without reasonable belief that the action or omission was in the best interest of Ducommun or its subsidiaries. In the event of a material diminution in an executive's authorities, duties, or responsibilities, a reduction of 5% or more in the executive's base salary, a material change in the executive's geographic location at which the executive is required to perform services, or other events as described in the key executive severance agreements, then the executive will have the right, after a 90-day cure period pursuant to the terms and conditions of the Key Executive Severance Agreement, to terminate his or her employment and such termination will be a qualifying termination of employment.

If a change in control of Ducommun occurs and there is a qualifying termination of employment of a named executive officer within the three months prior to or 24 months following the change in control of Ducommun, the named executive officer would receive the amounts in the table below in the column "Qualifying Termination of Employment in Connection with Change in Control." If there is a qualifying termination of employment of the named executive officer outside of the change in control period, the named executive officer would receive the amounts in the table below in the column "Qualifying Termination of Employment Outside of Change in Control Period." The information in the table below assumes that a triggering event occurred on December 31, 2025.

Name	Benefits	Qualifying Termination of Employment in Connection with a Change in Control ($)	Qualifying Termination of Employment Outside of Change in Control Period ($)
Stephen G. Oswald	Salary[1]	2,560,533	2,048,426
	Bonus[2]	2,549,059	1,019,624
	Benefits	72,633	61,002
	Stock Options	–	–
	Performance Stock Units[3]	22,658,408	–
	Restricted Stock Units[4]	2,605,706	–
	Total	30,446,338	3,129,052
Suman B. Mookerji	Salary[1]	1,096,540	548,270
	Bonus[2]	709,557	354,779
	Benefits	50,812	26,655
	Stock Options	–	–
	Performance Stock Units[3]	3,982,984	–
	Restricted Stock Units[4]	1,419,562	–
	Total	7,259,455	929,704
Laureen S. Gonzalez	Salary[1]	719,846	359,923
	Bonus[2]	358,310	179,155
	Benefits	53,815	26,908
	Stock Options	–	–
	Performance Stock Units[3]	1,041,153	–
	Restricted Stock Units[4]	373,925	–
	Total	2,547,050	565,986
Jerry L. Redondo	Salary[1]	1,096,090	548,045
	Bonus[2]	653,970	326,985
	Benefits	83,142	41,571
	Stock Options	–	–
	Performance Stock Units[3]	1,931,995	–
	Restricted Stock Units[4]	1,011,422	–
	Total	4,776,619	916,601
Rajiv A. Tata	Salary[1]	845,686	422,843
	Bonus[2]	420,948	210,474
	Benefits	63,553	31,777
	Stock Options	–	–
	Performance Stock Units[3]	1,779,913	–
	Restricted Stock Units[4]	655,065	–
	Total	3,765,165	665,094

(1) The amount of salary continuation for the CEO during the change in control period is equal to two and one-half times his base salary and outside the change in control period is equal to two times his base salary, each as in effect on December 31, 2025. The amount of salary continuation for the other NEOs during the change in control period is equal to two times the NEOs base salary and outside the change in control period is equal to the NEO's base salary.

(2) The amount included in the Bonus row for the CEO during the change in control period is equal to two and one-half times his target annual bonus and outside the change in control period is equal to his target annual bonus, each as in effect on December 31, 2025. The amount included in the Bonus row for the NEOs during the change in control period is equal to two times the NEOs' target annual bonus and outside of the change in control period is equal to the NEO's target annual bonus.

(3) The amounts for PSUs are calculated based on the number of unvested PSUs, RPSUs (f/k/a PRSUs) payable in shares and the closing price of our common stock on the NYSE on the last trading day of 2025 ($95.13). The number of unvested PSUs includes Cash LTIPs – EPS/rTSR and has been calculated based on our actual achievement of performance measures for periods through year-end 2025 plus the target number of shares for periods after year-end 2025. PSUs granted in 2023 are not included since they are considered to be fully vested at December 31, 2025.

(4) The amounts for RSUs are calculated based on the number of unvested RSUs and the closing price of our common stock on the NYSE on the last trading day of 2025 ($95.13).

Pay Ratio Disclosure

Mr. Oswald's 2025 annual total compensation was $10,329,989, and the 2025 annual total compensation of the median compensated employee as of December 31, 2025, other than our CEO, Stephen G. Oswald, was $83,227. The ratio of these amounts was 124-to-1.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on payroll records and the methodology described below. For these purposes, we identified the median compensated employee using base annual pay, excluding overtime, for calendar year 2025, for all full-time, part-time, seasonal and temporary workers as of December 31, 2025. Base annual pay, excluding overtime, was

annualized for any permanent employee who did not work for the entire year. As a result, we used an employee population of 2,129 for purposes of determining the compensation of our median employee.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above.

Pay Versus Performance Table

The Pay Versus Performance Table, associated narratives and other tables which follow, describe how compensation actually paid to our Named Executive Officers aligns to our financial performance for the years ended

December 31, 2025, 2024, 2023, 2022, and 2021, as required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K.

Pay versus Performance Table*

(a) Year	(b) Summary Compensation Table Total for PEO[1]	(c) Compensation Actually Paid to PEO[2]	(d) Average of Summary Compensation Table Total for Non-PEO NEOs[3]	(e) Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On:		(h) Net Income[11]	(i) Operating Income[12]
					(f) Total Shareholder Return[5]	(g) Peer Group Total Shareholder Return[6]		
2025	$ 10,329,989	$ 46,191,415	$ 2,275,624	$ 6,680,243	$ 177	$ 223[7]	$ (33.9)M	$ (32.3)M
2024	$ 9,723,566	$ 21,282,214	$ 2,093,328	$ 3,369,801	$ 126	$ 112[8]	$ 31.5M	$ 52.2M
2023	$ 8,280,943	$ 8,341,624	$ 1,433,179	$ 1,406,159	$ 103	$ 102[8]	$ 15.9M	$ 28.9M
2022	$ 6,715,767	$ 7,935,272	$ 1,211,916	$ 1,337,524	$ 99	$ 67[9]	$ 28.8M	$ 39.8M
2021	$ 6,299,099	$ 5,443,103	$ 1,150,893	$ 984,658	$ 93	$ 87[10]	$ 25.5M	$ 48.8M

*   *The amount of Compensation Actually Paid to the PEO and Non-PEO NEOs in columns (c) and (e) above does not reflect the actual amount of compensation earned or paid out to each NEO during the applicable fiscal year. The year-over-year increase in Compensation Actually Paid is reflective of the impact of the approximately 50% year-over-year growth in the Company's market capitalization and stock price on outstanding and unvested equity awards held by our PEO, both of which greatly benefit shareholders.*

(1) *The dollar amounts reported are the total compensation reported in the Summary Compensation Table for our PEO. Our PEO for all five years covered by the Pay Versus Performance table was Stephen G. Oswald.*

(2) *The dollar amounts reported represent the amount of "compensation actually paid" to Mr. Oswald, as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amount of compensation earned by or paid during the applicable year. As our PEO does not participate in any defined benefit plans, no adjustments were required to amounts reported in the Summary Compensation Table related to the value of benefits under such plans. In accordance with SEC rules, the following adjustments were made to total compensation to determine the compensation actually paid:*

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards[a]	Equity Award Adjustments[b]	Compensation Actually Paid to PEO[c]
2025	$ 10,329,989	$ 6,121,650	$ 41,983,076	$ 46,191,415
2024	$ 9,723,566	$ 5,831,071	$ 17,389,719	$ 21,282,214
2023	$ 8,280,943	$ 5,001,609	$ 5,062,290	$ 8,341,624
2022	$ 6,715,767	$ 3,914,313	$ 5,133,818	$ 7,935,272
2021	$ 6,299,099	$ 4,370,320	$ 3,514,324	$ 5,443,103

(a) *The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.*

(b) *The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:*

Year	Year End Fair Value of Equity Awards Granted in the Year that were Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value from Prior Fiscal Year End until the Vesting Date for Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Equity Award Adjustments
2025	$ 10,620,781	$14,301,989	–	$ 17,060,307	–	–	$ 41,983,076
2024	$ 6,378,790	$ 1,279,087	–	$ 9,731,842	–	–	$ 17,389,719
2023	$ 5,314,566	$ (469,578)	–	$ 217,302	–	–	$ 5,062,290
2022	$ 4,984,375	$ 176,717	–	$ (27,274)	–	–	$ 5,133,818
2021	$ 3,551,870	$ (861,732)	–	$ 824,186	–	–	$ 3,514,324

(c) In accordance with SEC rules, the amount in this column for each covered year has been calculated by subtracting the amount reported in the "Reported Value of Equity Awards" column for such covered year from the amount reported in the "Reported Summary Compensation Table Total for PEO" column for such covered year and then adding to such figure the amount reported in the "Equity Award Adjustments" column for such covered year.

(3) The dollar amounts reported represent the average of the amounts reported for our NEOs as a group (excluding our CEO)("Non-PEO NEOs") in the "Total" column of the Summary Compensation Table in each applicable year. Non-PEO NEOs in 2025 and 2024 included: Suman B. Mookerji, Jerry L. Redondo, Laureen S. Gonzalez and Rajiv A. Tata. Non-PEO NEOs in 2023 included: Suman B. Mookerji, Jerry L. Redondo, Laureen S. Gonzalez, Rajiv A. Tata and Christopher D. Wampler. Non-PEO NEOs in 2022 included: Jerry L. Redondo, Laureen S. Gonzalez, Rajiv A. Tata and Christopher D. Wampler. Non-PEO NEOs in 2021 included: Jerry L. Redondo, Rose F. Rogers, Rajiv A. Tata and Christopher D. Wampler.

(4) The dollar amounts reported represent the average amount of "compensation actually paid" to the Non-PEO NEOs as a group, as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Non-PEO NEOs as a group during the applicable year. As our Non-PEO NEOs do not participate in any defined benefit plans, no adjustments were required to amounts reported in the Summary Compensation Table totals related to the value of benefits under such plans. In accordance with the SEC rules, the following adjustments were made to average total compensation for the Non-PEO NEOs as a group for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments(a)	Average Compensation Actually Paid to Non-PEO NEOs(b)
2025	$ 2,275,624	$ 803,142	$ 5,207,761	$ 6,680,243
2024	$ 2,093,328	$ 799,412	$ 2,075,885	$ 3,369,801
2023	$ 1,433,179	$ 507,089	$ 480,069	$ 1,406,159
2022	$ 1,211,916	$ 490,566	$ 616,174	$ 1,337,524
2021	$ 1,150,893	$ 534,595	$ 368,360	$ 984,658

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in the Year that were Unvested at Year End	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Average Change in Fair Value from Prior Fiscal Year End until the Vesting Date for Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Average Equity Award Adjustments
2025	$ 1,393,403	$ 1,859,652	–	$ 1,954,706	–	–	$ 5,207,761
2024	$ 893,192	$ 210,758	–	$ 971,935	–	–	$ 2,075,885
2023	$ 539,098	$ (43,358)	–	$ (15,670)	–	–	$ 480,069
2022	$ 603,136	$ 29,751	–	$ (16,713)	–	–	$ 616,174
2021	$ 408,433	$ (94,674)	–	$ 54,601	–	–	$ 368,360

(b) In accordance with SEC rules, the amount in this column for each covered year has been calculated by subtracting the amount reported in the "Average Reported Value of Equity Awards" column for such covered year from the amount reported in the "Average Reported Summary Compensation Table Total for Non-PEO NEOs" column for such covered year and then adding to such figure the amount reported in the "Average Equity Award Adjustments" column for such covered year.

(5) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(6) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated.

(7)   Please see the "Benchmarking and Proxy Talent Peer Groups" section of the Compensation Discussion and Analysis section for a list of the proxy talent peer group used to determine 2025 compensation. Please note that exclusive of AeroVironment, Inc. and Kratos Defense & Security Solutions, the 5-Year TSR for the median of our Proxy Talent Peer Group would have totaled $162.

(8)   The proxy talent peer group used to determine 2024 and 2023 compensation for our PEO and Non-PEO NEOs included: AAR Corporation, AeroVironment, Inc., Astronics Corporation, Barnes Group, Inc., CIRCOR International, Inc., Heico Corporation, Hexcel Corporation, Kaman Corporation, Kratos Defense & Security Solutions, Inc., Mercury Systems, Inc., RBC Bearings, Inc. and Triumph Group, Inc.

(9)   The proxy talent peer group used to determine 2022 compensation for our PEO and non-PEO NEOs included: AAR Corporation, Astronics Corporation, Barnes Group, Inc., CIRCOR International, Cubic Corporation, HEICO Corporation, Hexcel Corporation, Kaman Corporation, Kratos Defense & Security Solutions, Inc., Mercury Systems, Inc., RBC Bearings, Inc.

(10) The proxy talent peer group used to determine 2021 compensation for our PEO and non-PEO NEOs included: AAR Corp., Aerojet Rocketdyne Holdings, Inc., Astronics Corporation, Barnes Group Inc., CIRCOR International, Inc., Cubic Corporation, Heico Corporation, Kaman Corporation, Kratos Defense & Security Solutions, Inc., Mercury Systems, Inc. and RBC Bearings Incorporated.

(11) 2025 Net Income includes $83.3 million, net of taxes, related to the litigation settlement and related costs, net associated with the one-time and previously disclosed litigation matter involving our Guaymas, Mexico performance center. Ducommun's 2021 Net Income excludes $102.8 million, net of taxes, attributable to Ducommun's completion of a sale-leaseback transaction involving its Gardena, CA performance center.

(12) 2025 Operating Income includes $107.3 million, of litigation settlement and related costs, net associated with the one-time and previously disclosed litigation matter involving our Guaymas, Mexico performance center. Operating income decreased between 2022 and 2023 due to $11.9 million in restructure expenses related to the repositioning of production at three of our performance centers in conjunction with our 2022 restructure plan to enhance the cost structure of our operations.

As described in more detail above in our "2025 Compensation Discussion and Analysis", we use various measures to align the compensation of our named executive officers with Company performance.

The following tabular list identifies, in alphabetical order, the financial measures we have determined to be the most important to link compensation actually paid to both our PEO and NEOs for the most recently completed fiscal year:

Cash Flow from Operations	Net Revenue
Diluted Earnings per Share	Operating Income
Net Income	

Not all of these measures are presented in the Pay versus Performance table. The Company has generally sought to incentivize long-term performance, and therefore has not specifically aligned the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year.

In accordance with such rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

The graphs below illustrate our TSR compared to our proxy talent peer group's TSR over the period 2021 to 2025:



DCO TSR vs. Talent Peer Group TSR[1]

Compensation Actually Paid vs. DCO TSR[2][3]

(1)   Total Shareholder Return: Company versus Proxy Talent Peer Group. Please note that exclusive of AeroVironment, Inc. and Kratos Defense & Security Solutions, the 5-Year TSR for the median of our Proxy Talent Peer Group would have totaled $162.

(2)   "Compensation Actually Paid" versus Company Total Shareholder Return.

(3)   The amount of Compensation Actually Paid to the PEO and Non-PEO NEOs reflected in the graph above does not reflect the actual amount of compensation earned or paid out to each NEO during the applicable fiscal year. The year-over-year increase in Compensation Actually Paid is reflective of the impact of the approximately 50% year-over-year growth in the Company's market capitalization and stock price on outstanding and unvested equity awards held by our PEO, both of which greatly benefit shareholders.

As the above graphs illustrate, Ducommun's TSR either outperformed or remained comparable to that of its proxy talent peer group over four of the past five years over period covered by the Pay versus Performance Table, despite the changes to our proxy talent peer group in each of 2021, 2022 and 2023. In addition, the Compensation Actually Paid to our PEO was proportionately aligned with the Company's TSR over the same prior five-year period.

The graph below illustrates the relationship between our net income, operating income and compensation actually paid to our PEO and non-PEO NEOs on a GAAP basis which, in the case of our net income and operating income, includes an expense of $83.3 million, net of taxes, and $107.3 million, respectively, related to the litigation settlement and related costs, net associated with the previously disclosed litigation matter involving the Guaymas, Mexico performance center. Despite the negative impact on the Company's net income and operating income metrics in 2025, the settlement charge is non-recurring in nature, and the Company does not expect any further financial impact from this matter, since the settlement fully resolved the underlying claims.

Net (Loss) Income vs. Operating Income vs. Comp Actually Paid[4]



(4) "Compensation Actually Paid" versus Net Income and Operating Income rounded to the nearest $100,000.

* 2025 Operating Income includes the amount of $107.3 million of one-time litigation settlement and related costs, net, associated with the previously disclosed litigation matter involving our Guaymas, Mexico performance center. Adjusted Operating Income is depicted in the graph to demonstrate the strength and resiliency of our business in light of the one-time nature of the litigation. Please see the graphs on page 47 for GAAP Operating (Loss) Income and Appendix A for a reconciliation between GAAP and non-GAAP Operating Income.

** 2025 Net (Loss) Income includes the amount of $83.3 million, net of taxes, of one-time litigation settlement and related costs, net associated with the previously disclosed litigation matter involving our Guaymas, Mexico performance center. Adjusted Net Income is depicted in the graph to demonstrate the strength and resiliency of our business in light of the one-time nature of the litigation. Please see the graphs on pages 2 and 46 for GAAP Net Income and Appendix A for a reconciliation between GAAP and non-GAAP Net (Loss) Income. 2021 Net Income excludes $102.8 million, net of taxes, attributable to Ducommun's completion of a sale-leaseback transaction involving its Gardena, CA performance center.

As illustrated in the graph below, excluding one-time litigation settlement and related costs, net, of $83.3 million net of taxes, reveals that Ducommun's adjusted net income increased by approximately 80% over the prior year and adjusted operating income increased by approximately 65% on a year-over-year basis, yielding a more useful comparison between the Company's performance and compensation actually paid to our PEO and non-PEO NEOs. **Led by our PEO, Mr. Oswald, our Chief Financial Officer, General Counsel and members of our Board of Directors, the Company made the prudent decision to settle the Guaymas litigation rather than continue to incur defense costs and potentially expose Ducommun and its shareholders to negative publicity and further liability that may have resulted had the matter gone to trial. Viewed in this manner, the compensation actually paid to our PEO and non-PEO NEOs in 2025 is more reflective of the Company's underlying performance, including the growth in the Company's adjusted net income and adjusted operating income, the year-over-year increase in market capitalization of approximately $480 million, an almost 50% increase in stock price, and all-time high revenues in 2025, all of which were consistent with, and reinforce, our pay for performance compensation philosophy.**

Adjusted Net Income vs. Adjusted Operating Income vs. Comp Actually Paid[5]



(5)   *"Compensation Actually Paid" versus Adjusted Net Income and Adjusted Operating Income rounded to the nearest $100,000.*

*   *2025 Operating (Loss) Income excludes the amount of $107.3 million of one-time litigation settlement and related costs, net, associated with the previously disclosed litigation matter involving our Guaymas, Mexico performance center. Adjusted Operating Income is depicted in the graph to demonstrate the strength and resiliency of our business in light of the one-time nature of the litigation. Please see the graphs on page 47 for GAAP Operating Income and Appendix A for a reconciliation between GAAP and non-GAAP Operating Income.*

**   *2025 Net (Loss) Income excludes the amount of $83.3 million, net of taxes, of one-time litigation settlement and related costs, net, associated with the previously disclosed litigation matter involving our Guaymas, Mexico performance center. Adjusted Net Income is depicted in the graph to demonstrate the strength and resiliency of our business in light of the one-time nature of the litigation. Please see the graphs on page 46 for GAAP Net (Loss) Income and Appendix A for a reconciliation between GAAP and non-GAAP Net Income. 2021 Net Income excludes $102.8 million, net of taxes, attributable to Ducommun's completion of a sale-leaseback transaction involving its Gardena, CA performance center.*

Proposal 3
Ratification of the Selection of Independent Registered Public Accounting Firm

The Audit Committee has selected PricewaterhouseCoopers LLP ("PwC") as Ducommun's independent registered public accounting firm for the year ending December 31, 2026. Neither Ducommun's Certificate of Incorporation nor its Bylaws require that shareholders ratify the selection of PwC as Ducommun's independent registered public accounting firm. However, we are requesting ratification because we believe it is a matter of good corporate practice.

If Ducommun's shareholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain PwC, but may nonetheless retain PwC as Ducommun's independent registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time if it determines that such change would be in the best interests of Ducommun and its shareholders. A representative of PwC plans to attend the Annual Meeting. That individual will have an opportunity to make a statement and will be available to respond to appropriate questions from shareholders.

 THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2026.

Independent Registered Public Accounting Firm

PwC has served as Ducommun's independent registered public accounting firm since 1989, and the Audit Committee has selected PwC as Ducommun's independent registered public accounting firm for the year ending December 31, 2026. PwC has unrestricted access to the Audit Committee to discuss audit findings and other financial matters.

Principal Accountant Fees and Services

PwC billed Ducommun for the following professional services rendered for the years ended December 31, 2025, and December 31, 2024:

	2025	2024
Audit-Related Fees[1]	$ 2,766,000	$ 2,890,000
Tax Fees	$ –	$ –
All Other Fees[2]	$ 2,000	$ 2,000
TOTAL	**$2,768,000**	**$2,892,000**

(1) Professional services rendered for the audit of our annual financial statements and review of the financial statements included in our Quarterly Reports on Form 10-Q for services normally provided by the accountant in connection with statutory and regulatory filings for these years, as well as certain transaction review and related expenses.

(2) Represents all other fees billed in connection with a subscription to PwC's accounting and disclosure tools.

Recommendation to Appoint PwC as Independent Registered Public Accounting Firm

PwC has been Ducommun's auditor since 1989. As in prior years, the Audit Committee undertook a review of PwC in determining whether to select PwC as Ducommun's independent registered accounting firm for 2026 and to recommend ratification of that firm's selection to our shareholders. In that review, the Audit Committee considered a number of factors including:

- Continued independence of PwC;
- Length of time PwC has been engaged by Ducommun;
- Senior management's assessment of PwC's performance;
- Audit and non-audit fees;
- Capacity to appropriately staff the audit;
- Geographic and subject-matter coverage;
- Lead Audit Engagement Partner performance;
- Overall performance;
- Qualifications and quality control procedures; and
- Whether retaining PwC is in the best interests of Ducommun.

Based on this review, the Audit Committee believes that PwC is independent and that it is in the best interests of Ducommun and our shareholders to retain PwC to serve as our independent registered public accounting firm for 2026. The Audit Committee believes there are significant benefits to having an independent auditor with an extensive history with Ducommun. These include:

- Higher quality audit work and accounting advice due to PwC's institutional knowledge of our business and operations, accounting policies and financial systems, and internal control framework; and
- Operational efficiencies and a resulting lower fee structure because of PwC's history and familiarity with our business.

In accordance with the Sarbanes-Oxley Act and related SEC rules, the Audit Committee limits the number of consecutive years an individual partner may serve as the lead audit engagement partner to Ducommun to five years. The current lead audit engagement partner was in his fifth year in that role in 2025 with a new lead audit engagement partner in 2026.

Policy for Pre-Approval of Independent Accountant Services

The Audit Committee recognizes the importance of maintaining the independence of our independent auditor, both in fact and appearance, and takes a number of measures to ensure independence. The Audit Committee has established a policy pursuant to which all services, audit and non-audit, provided by the independent auditor must be pre-approved by the Audit Committee or its delegate. For audit services, the independent accountant provides the Audit Committee with an engagement letter outlining the scope of audit services to be performed in connection with the year-end audit, the quarterly financial statement reviews for the three quarters of the following year and other audit-related services (which are services that are reasonably related to the performance of the audit or review of our financial statements), and the proposed fees related thereto. If approved by the Audit Committee, this engagement letter is formally signed by the chairman of the Audit Committee acting on behalf of the Audit Committee.

For non-audit services, our management submits to the Audit Committee for approval each year a schedule of non-audit services that it recommends the Audit Committee engage the independent accountant to provide in connection with the year-end audit and during the following year. The schedule includes a description of the planned non-audit services and an estimated budget for such services. In order to promptly handle unexpected requirements, the Audit Committee has delegated to the Chair of the Audit Committee the authority to amend, supplement or modify the schedule of approved permissible non-audit services. The Chair of the Audit Committee reports any such actions taken to the Audit Committee at its next meeting.

The Audit Committee pre-approved 100% of the aggregate fees of the independent registered public accounting firm for 2025 and 2024.

Audit Committee Report

As of the time of this Report, the Audit Committee is made up of four non-employee directors, all of whom are "independent" under applicable listing standards of the NYSE and applicable SEC rules. The Audit Committee is governed by a written charter, which has been adopted by the Board. A copy of the current Audit Committee charter is available on Ducommun's website at *https://www.ducommun.com* in the Corporate Governance section of the Investor Relations webpage.

Ducommun's management is responsible for the preparation, presentation and integrity of the consolidated financial statements, maintaining a system of controls, and having appropriate accounting and financial reporting principles and policies. The independent registered public accounting firm is responsible for planning and carrying out an audit of the consolidated financial statements and an audit of internal controls over financial reporting in accordance with the rules of the Public Company Accounting Oversight Board ("PCAOB") and expressing an opinion as to the consolidated financial statements' conformity with U.S. generally accepted accounting principles ("GAAP") and as to our internal controls over financial reporting. The Audit Committee monitors and oversees these processes and is responsible for selecting and overseeing Ducommun's independent registered public accounting firm.

As part of the oversight process, the Audit Committee met five times during 2025. Throughout the year, the Audit Committee met with PwC, management, and the internal auditor, both together and separately in closed sessions. In the course of fulfilling its responsibilities, the Audit Committee did, among other things, the following:

- Reviewed and discussed with management and PwC Ducommun's consolidated financial statements for the year ended December 31, 2025, and the quarters ended March 29, 2025, June 28, 2025, and September 27, 2025;
- Oversaw and discussed with management Ducommun's review of internal controls over financial reporting;
- Reviewed management's representations that Ducommun's consolidated financial statements were prepared in accordance with GAAP and fairly present Ducommun's results of operations and financial position;
- Discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the SEC;
- Received the written disclosures and letter from PwC required by applicable PCAOB requirements regarding PwC's communications with the Audit Committee concerning independence, and discussed with PwC the latter's independence;
- Considered whether the provision of non-audit services by PwC to Ducommun is compatible with maintaining PwC's independence;

- Monitored the Ethics Point reporting system implemented to provide an anonymous complaint reporting process;
- Reviewed the scope of and overall plans for the annual audit and the internal audit program;
- Reviewed new accounting standards applicable to Ducommun with the Chief Financial Officer, internal audit department and PwC;
- Consulted with management and PwC with respect to Ducommun's processes for risk assessment and risk mitigation;
- In conjunction with the Board, reviewed the public disclosure of Ducommun's cybersecurity and data privacy risks and policies and controls designed to mitigate such risks;
- Reviewed the implementation and effectiveness of Ducommun's ethics and compliance program, including processes for monitoring compliance with applicable laws, Company policies, and Ducommun's Code of Business Conduct and Ethics; and
- Reviewed and discussed with management its assessment and report on the effectiveness of Ducommun's controls over financial reporting as of December 31, 2025, which it made based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

The Audit Committee has reviewed and discussed with PwC its review and report on Ducommun's internal controls over financial reporting as of December 31, 2025. Based on the foregoing review and discussions described in this report, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in Ducommun's Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee,

Samara A. Strycker–Committee Chair
Richard A. Baldridge
Daniel L. Boehle
Daniel G. Korte

The above report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that Ducommun specifically incorporates this information by reference, and shall not be deemed filed under such Acts.

Proposal 4
Approval of Amended and Restated Ducommun Incorporated 2024 Stock Incentive Plan

Introduction

On March 12, 2026, the Board of Directors unanimously adopted and approved an amendment to and restatement of the 2024 Stock Incentive Plan (the **"Amended and Restated 2024 Stock Plan"**) and is submitting the Amended and Restated 2024 Stock Plan to shareholders for their adoption and approval at the 2026 Annual Meeting. Upon approval by our shareholders, the Amended and Restated 2024 Stock Plan would amend and restate our shareholder-approved 2024 Stock Incentive Plan (the **"Current Plan"**). The Amended and Restated 2024 Stock Plan would, among other things, increase the number of shares available for issuance pursuant to the Current Plan by 619,595 shares and increase the duration of the term through the ten-year anniversary of the adoption of the Amended and Restated 2024 Stock Plan by the shareholders. The Board of Directors believes our interests are best advanced by providing equity-based incentives to certain individuals responsible for our long-term success by encouraging such persons to remain in the service of Ducommun and to align the financial objectives of such individuals with those of our shareholders.

The Current Plan is the only active stock incentive plan under which Ducommun can grant equity-based compensation awards. Because Ducommun anticipated that its equity-based compensation needs would soon exceed the remaining shares available under the Current Plan, the Board of Directors of Ducommun adopted the Amended and Restated 2024 Stock Plan. The table below gives information about Ducommun's common stock that may be issued upon the exercise of options and vesting of restricted stock units and performance stock units under all of Ducommun's equity compensation plans as of December 31, 2025. The table therefore includes the following plans: the Amended and Restated 2024 Stock Plan and the Current Plan. There are no outstanding awards under equity compensation plans not approved by shareholders.

New shares being authorized under the Amended and Restated 2024 Stock Plan	619,595
Stock options outstanding	105,784
Weighted average exercise price	$38.79
Weighted average remaining contractual life of stock options	3.1 years
Restricted Stock Units outstanding (unvested)	273,409
Performance Stock Units outstanding (unvested)	326,301
Shares remaining for grant under the Current Plan	198,163
Total number of shares available for future awards after April 29, 2026 if this proposal is approved	**817,758**

As of December 31, 2025, Ducommun had approximately 903,657 shares of common stock subject to outstanding awards (under the Current Plan, 2020 Plan and 2013 Plan) or available for future awards under the Current Plan, which represented approximately 6.0% of our common stock outstanding, alternatively referred to as the overhang percentage. The Amended and Restated 2024 Stock Plan, if approved, will provide for the issuance of 619,595 shares in addition to shares remaining under the Current Plan. The 619,595 additional shares of common stock would increase the overhang percentage by approximately 4.2% to approximately 10.2%. Between 2023 and 2025, Ducommun's three-year average burn rate was 1.98%. We expect the Amended and Restated 2024 Stock Plan to be sufficient to support Ducommun's equity-based compensation programs for approximately 2 years.



Why You Should Vote for the Amended and Restated and Restated 2024 Stock Plan

The Board of Directors recommends that our shareholders approve the Amended and Restated 2024 Stock Plan because it believes appropriate equity incentives are important to attract and retain the highest caliber of employees, to link incentive reward to Ducommun performance, to encourage employee and director ownership in our Company, and to align the interests of participants to those of our shareholders. The approval of the Amended and Restated 2024 Stock Plan will enable us to continue to provide such incentives.

Promotion of Good Corporate Governance Practices

The Board of Directors believes the use of share-based incentive awards promotes best practices in corporate governance by aligning participants' interests with maximizing shareholder value. Specific features of the Amended and Restated 2024 Stock Plan that are consistent with good corporate governance practices include, but are not limited to:

1. Options and stock appreciation rights may not be granted with exercise prices lower than the fair market value of the underlying shares on the grant date;

2. Ducommun will not, without shareholder approval, reduce the exercise price of a stock option or stock appreciation right and, at any time when the exercise price of a stock option or stock appreciation right is above the fair market value, the Company will not, without shareholder approval (except in the case of a change in control), cancel and re-grant or exchange such stock option or stock appreciation right for cash or a new award;

3. Dividends or dividend equivalents credited/payable in connection with an award that is not yet vested will be subject to the same restrictions and risk of forfeiture as the underlying award and will not be paid until the underlying award vests;

4. Awards under the plan, including any shares subject to an award, may be subject to any recovery, recoupment, clawback and/or other forfeiture policy maintained by Ducommun in the future;

5. No liberal share recycling;

6. Annual limit on equity and cash compensation that may be paid or awarded to non-employee directors; and

7. Limits on full-value awards that can be granted.

Amended and Restated 2024 Stock Plan Summary

The following is a description of the material features of the Amended and Restated 2024 Stock Plan. The complete text of the 2024 Stock Plan, as amended and restated, is attached hereto as Appendix B to this Proxy Statement. The following discussion is qualified in all respects by reference to Appendix B.

Purpose and Eligibility

The purpose of the Amended and Restated 2024 Stock Plan is to enable Ducommun and its subsidiaries to attract, retain and motivate participants by providing for or increasing their proprietary interests in Ducommun. Any person who is a current or prospective employee or a non-employee director of Ducommun or any of its subsidiaries will be eligible to be considered for the grant of awards under the Amended and Restated 2024 Stock Plan. As of the December 31, 2025, approximately 7 non-employee directors, 5 executive officers and 70 other employees of Ducommun and its subsidiaries were so eligible.

Shares Subject to the Amended and Restated 2024 Stock Plan and Awards

The maximum number of shares of common stock that may be issued pursuant to awards granted under the Amended and Restated 2024 Stock Plan is 1,364,972, subject to adjustments to prevent dilution, plus any shares of common stock subject to outstanding awards under the Current Plan as of March 2, 2026 that on or after March 2, 2026 are forfeited, terminated, expire or otherwise lapse without being exercised (to the extent applicable), or are settled in cash.

The Amended and Restated 2024 Stock Plan provides that the aggregate dollar value of equity-based awards (based on the grant date fair value of such awards) and cash compensation granted under the Amended and Restated 2024 Stock Plan or otherwise during any calendar year to any non-employee director shall not exceed $700,000; provided, however, that in the calendar year in which a non-employee director first joins the Board of Directors or is first designated as Chairman of the



Board of Directors or Lead Director, the maximum aggregate dollar value of equity-based and cash compensation granted to the participant may be up to two hundred percent (200%) of the foregoing limit and any tandem stock appreciation rights shall not count against the foregoing limit.

Shares of common stock issued under the Amended and Restated 2024 Stock Plan may be either authorized and unissued shares or previously issued shares acquired by Ducommun. On forfeiture, termination or expiration of an unexercised or unvested award under the Amended and Restated 2024 Stock Plan, in whole or in part, the number of shares of common stock subject to such award again become

available for grant under the Amended and Restated 2024 Stock Plan. The Amended and Restated 2024 Stock Plan provides that shares retained by or delivered to Ducommun to pay the exercise price or withholding taxes in connection with the exercise of an outstanding stock option, unissued shares resulting from the settlement of stock appreciation rights in stock, and shares purchased by Ducommun in the open market do not become available for issuance as future awards under the Amended and Restated 2024 Stock Plan.

The closing price of Ducommun's stock on March 2, 2026 was $130.28 per share.

Administration

The Amended and Restated 2024 Stock Plan is administered by the Compensation Committee, which is a committee of two or more independent directors appointed by the Board of Directors of Ducommun (the **"Committee"**), or by the Board of Directors as a whole for issuances of awards to directors. The Committee has full and final authority to select the employees to receive awards and to grant such awards. Subject to the provisions of the Amended and Restated 2024 Stock Plan, the Committee has a wide degree of flexibility in determining the terms and conditions of awards and the number of shares to be issued pursuant thereto, including conditioning the receipt or vesting of awards upon achievement by Ducommun of specified performance criteria. The expenses of administering the Amended and Restated 2024 Stock Plan will be borne by Ducommun.

Subject to certain limitations, the Committee has the authority to delegate the administration of the Plan, and the Plan permits Ducommun's Board of Directors to exercise the Committee's powers, other than with respect to matters required by law to be determined by the Committee. In addition, the Committee has the authority to delegate to one or more officers of Ducommun the authority to perform any or all things that the Committee is authorized and empowered to do or perform

under the Amended and Restated 2024 Stock Plan. To the extent such a delegation does occur, the resolution or policy so authorizing such officer or officers must specify the total number of awards (if any) such officer or officers may award pursuant to such delegated authority (which cannot exceed the annual allotment of shares of common stock approved by the Committee), and that any such award shall be subject to the form of award agreement approved by the Committee.

All decisions, determinations and interpretations by the Board of Directors and/or the Committee regarding the Amended and Restated 2024 Stock Plan, any rules and regulations under the Amended and Restated 2024 Stock Plan and the terms and conditions of or operation of any award granted under the Amended and Restated 2024 Stock Plan, will be final and binding on all participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Amended and Restated 2024 Stock Plan or any award. The Board of Directors and/or the Committee will consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of Ducommun and such attorneys, consultants and accountants as it may select.

Awards

The Amended and Restated 2024 Stock Plan authorizes the Committee to enter into any type of arrangement with an eligible participant that, by its terms, involves or might involve the issuance of common stock or any other security or benefit with an exercise or conversion privilege at a price related to common stock or with a value derived from the value of common stock. Awards are not restricted to any specified form or structure and may include, without limitation, sales or bonuses of stock, Cash-LTIPs, restricted stock, restricted stock units, stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares, including revenue performance stock units. Any stock option granted to an employee may be a tax-benefited incentive stock option (an **"Incentive Stock Option"**) or a nonqualified stock

option that is not tax-benefited (a **"Nonqualified Option"**). An award to a participant may consist of one such security or benefit or two or more of them in tandem or in the alternative. Common stock may be issued pursuant to awards under the Amended and Restated 2024 Stock Plan for any lawful consideration as determined by the Committee, including, without limitation, services rendered by a recipient of an award under the Amended and Restated 2024 Stock Plan.

A participant does not have voting rights with respect to any common stock subject to awards under the Amended and Restated 2024 Stock Plan until the participant has become the holder of record of the common stock. Dividends or dividend equivalents credited/payable in connection with an award under the Amended and Restated 2024 Stock Plan (to the extent such dividends or dividend equivalents may become credited/

payable for the award) that is not yet vested will be subject to the same restrictions and risk of forfeiture as the underlying award and will not be paid until the underlying award vests. Dividend equivalent rights will not be granted in connection with any award of stock options or stock appreciation rights under the Amended and Restated 2024 Stock Plan.

The exercise or base price for any stock option or stock appreciation right granted may not be less than the fair market value of the common stock subject to that award on the grant date. There is one exception to this requirement. This exception allows the exercise or base price per share with respect to an

award that is granted in connection with a merger or other acquisition as a substitute or replacement award for awards held by employees or directors of the acquired entity to be less than 100% of the fair market value on the grant date if such exercise or base price is based on an adjustment method or formula set forth in the terms of the awards held by such individuals or in the terms of the agreement providing for such merger or other acquisition. The term of all stock options and stock appreciation rights granted under the Amended and Restated 2024 Stock Plan may not exceed 10 years.

Vesting

Subject to the minimum vesting provisions described in this paragraph, the vesting of awards granted under the Amended and Restated 2024 Stock Plan will occur when and in such installments and/or pursuant to the achievement of such performance criteria, in each case, as the Committee, in its sole and absolute discretion, will determine.

The Committee may establish performance criteria and level of achievement versus such criteria that will determine the number of shares of common stock, units, or cash to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an award under the Amended and Restated 2024 Stock Plan, which criteria may include any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either Ducommun as a whole or to a business unit or subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, either based upon United States Generally Accepted Accounting Principles (**"GAAP"**) or non-GAAP financial results, in each case as specified by the Committee: earnings per share (diluted and/or basic), revenue, net profit after tax, gross profit, operating profit, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), cash flow (before or after dividends), free cash

flow (or free cash flow per share), asset quality, stock price performance, unit volume, return on equity, change in working capital, change in indebtedness or financial leverage, return on capital or shareholder return, return on total capital, return on invested capital, return on investment, return on assets or net assets, market capitalization, economic value added, debt leverage (debt to capital), revenue, income or net income, operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, cash flow from operations, operating ratio, operating revenue, net service revenue and/or total backlog, days sales outstanding, health and safety or customer service.

The Board of Directors and/or Committee may, in an award agreement or otherwise, provide for the deferred delivery of common stock or cash upon settlement, vesting or other events with respect to restricted stock units. However, in no event will election to defer the delivery of common stock or any other payment with respect to any award be allowed if the Board of Directors and/or Committee determines, in its sole discretion that the deferral would result in the imposition of the additional tax under applicable law. Ducommun, the Board of Directors and/or the Committee will have no liability to an employee, or any other party, if an award that is intended to be exempt from, or compliant with, applicable tax law is not so exempt or compliant or for any action taken by the Board of Directors and/or the Committee.

Acceleration

An award granted under the Amended and Restated 2024 Stock Plan may include a provision accelerating the receipt of benefits upon the occurrence of specified events, such as a change of control of Ducommun or a dissolution, liquidation, merger, reclassification, sale of substantially all of the property and assets of Ducommun or other significant corporate transaction whereby in the event of a change in control with qualifying termination of employment (x) stock options become

fully exercisable immediately for the full term of the options, (y) performance stock units become vested immediately based on our actual achievement of performance measures for periods through the date of termination of employment and at the target number of shares for periods after the date of termination of employment, and (z) restricted stock units vest immediately.

Duration of the Amended and Restated 2024 Stock Plan

Awards may not be granted under the Amended and Restated 2024 Stock Plan after the tenth anniversary of the adoption of the Amended and Restated 2024 Stock Plan. Although any award that was duly granted on or prior to such date may thereafter be exercised or settled in accordance with its terms, no shares of common stock may be issued pursuant to any award after the tenth anniversary of the adoption of the Amended and Restated 2024 Stock Plan.

Transferability

Awards under the Amended and Restated 2024 Stock Plan may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each stock option or stock appreciation right is exercisable only by the participant during his or her lifetime. Notwithstanding the foregoing, outstanding stock options may be exercised following the participant's death by the participant's beneficiaries or as permitted by the Board of Directors and/or Committee, and, to the extent permitted by the Board of Directors and/or Committee, the person to whom an award is initially granted may make certain limited transfers to certain family members, family trusts or family partnerships.

Amendment and Termination

Subject to limitations imposed by law, the Board of Directors of Ducommun may amend or terminate the Amended and Restated 2024 Stock Plan at any time and in any manner. However, no such amendment or termination may deprive the recipient of an award previously granted under the Amended and Restated 2024 Stock Plan of any rights thereunder without his or her consent. Notwithstanding the foregoing, no such amendment shall, without the approval of the shareholders of Ducommun:

(a) increase the maximum number of common stock for which awards may be granted under the Amended and Restated 2024 Stock Plan;

(b) reduce the price at which options may be granted below the price provided for in the Amended and Restated 2024 Stock Plan;

(c) reprice outstanding options or stock appreciation rights;

(d) extend the term of the Amended and Restated 2024 Stock Plan;

(e) change the class of persons eligible to be participants;

(f) increase the individual maximum limits set forth in the Amended and Restated 2024 Stock Plan; or

(g) otherwise amend the Amended and Restated 2024 Stock Plan in any manner requiring shareholder approval by law or the rules of any stock exchange or market or quotation system on which the common stock is traded, listed or quoted.

Compensation Recoupment Policy

Subject to the terms and conditions of the Amended and Restated 2024 Stock Plan, the administrator may provide at the time an award is granted that any participant and/or any award, including any shares subject to an award, will be subject to any recovery, recoupment, clawback and/or other forfeiture policy maintained by Ducommun from time to time, including the Second Amended and Restated Clawback Policy.

New Plan Benefits

The future awards, if any, that will be made to eligible persons under the Amended and Restated 2024 Stock Plan are subject to the discretion of the Administrator, and therefore, the benefits or number of shares subject to awards that may be granted in the future to our executive officers, employees and directors is not currently determinable. Therefore, a New Plan Benefits Table is not provided.



Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about our compensation plans under which equity securities are authorized for issuance as of December 31, 2025:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(c)[3]
Equity Compensation Plans approved by security holders[1]	705,494	$38.79	198,163
Employee stock purchase plan approved by security holders[2]	–	–	397,687
Equity compensation plans not approved by security holders	–	–	–
TOTAL	**705,494**		**595,850**

(1) *Consists of the 2024 Stock Plan. The number of securities to be issued consists of 105,784 for stock options, 273,409 for restricted stock units and 326,301 for performance stock units at target. The weighted average exercise price applies only to the stock options.*

(2) *The 2018 Employee Stock Purchase Plan enables employees to purchase our common stock at a 15% discount to the lower of the market value at the beginning or end of each six-month offering period. As such, the number of shares that may be issued during a given six-month period and the purchase price of such shares cannot be determined in advance. See Note 11 to our consolidated financial statements included in Part IV, Item 15(a) of Ducommun's Annual Report on Form 10-K.*

(3) *Awards are not restricted to any specified form or structure and may include, without limitation, sales or bonuses of stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, limited stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares, and an award may consist of one such security or benefit, or two or more of them in tandem or in alternative.*

Federal Income Tax Treatment

The following is a brief description of the anticipated federal income tax treatment that generally will apply to awards granted under the Amended and Restated 2024 Stock Plan, based on federal income tax laws in effect on the date of this Proxy Statement. The exact federal income tax treatment of awards will depend on the specific circumstances of the grantee. No information is provided herein with respect to estate, inheritance, gift, state, or local tax laws, although there may be certain tax consequences upon the receipt or exercise of an award or the disposition of any acquired shares under those laws. Grantees are advised to consult their personal tax advisors with regard to all consequences arising from the grant or exercise of awards, and the disposition of any acquired shares.

Incentive Stock Options

Pursuant to the Amended and Restated 2024 Stock Plan, employees may be granted options which are intended to qualify as Incentive Stock Options under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the "**Code**"). Generally, the optionee is not taxed and Ducommun is not entitled to a deduction on the grant or the exercise of an Incentive Stock Option. If the optionee sells the shares acquired upon the exercise of an Incentive Stock Option ("**Incentive Stock Option Shares**") at any time after the later of (a) one year after the date of transfer of shares to the optionee pursuant to the exercise of such Incentive Stock Option and (b) two years after the date of grant of such Incentive Stock Option (the "**Incentive Stock Option Holding Period**"), then the optionee will recognize capital gain or loss equal to the difference between the sales price and the exercise price paid for the Incentive Stock Option Shares, and Ducommun will not be entitled to any deduction.

However, if the optionee disposes of the Incentive Stock Option Shares at any time during the Incentive Stock Option Holding Period, then (1) the optionee will recognize capital gain in an amount equal to the excess, if any, of the sales price over the fair market value of the Incentive Stock Option Shares on the date of exercise, (2) the optionee will recognize ordinary income equal to the excess, if any, of the lesser of the sales price or the fair market value of the Incentive Stock Option Shares on the date of exercise, over the exercise price paid for the Incentive Stock Option Shares, (3) the optionee will recognize capital loss equal to the excess, if any, of the exercise price paid for the Incentive Stock Option Shares over the sales price of the Incentive Stock Option Shares, and (4) Ducommun will generally be entitled to a deduction in an amount equal to the amount of ordinary income recognized by the optionee.



Nonqualified Options

The grant of a Nonqualified Option is generally not a taxable event for the optionee. Upon exercise of the option, the optionee will generally recognize ordinary income in an amount equal to the excess of the fair market value of the stock acquired upon exercise of the Nonqualified Option ("**Nonqualified Option Shares**") over the exercise price of such option, and Ducommun will be entitled to a deduction equal to such amount. A subsequent sale of the Nonqualified Option Shares generally will give rise to capital gain or loss equal to the difference between the sales price and the sum of the exercise price paid for such shares plus the ordinary income recognized with respect to such shares.

Stock Appreciation Rights

A grantee is not taxed on the grant of a stock appreciation right. On exercise, the grantee recognizes ordinary income equal to the cash or the fair market value of any shares received. We are entitled to an income tax deduction in the year of exercise in the amount recognized by the grantee as ordinary income.

Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units

Grantees of restricted stock, restricted stock units, performance shares and performance share units, including revenue performance stock units, and Cash LTIPs do not recognize income at the time of the grant. When the award vests (in the case of restricted stock and performance shares) or is paid (in the case of restricted stock units and performance share units), grantees generally recognize ordinary income in an amount equal to the fair market value of the stock or units at such time, and we will receive a corresponding deduction. Where a valid Section 83(b) election is made by the participant and in the event the participant forfeits the shares to us (e.g., upon the participant's termination of employment prior to vesting), the participant may not claim a deduction with respect to the income recognized as a result of the election. Dividends paid with respect to unvested shares of restricted shares generally will be taxable as ordinary income to the participant at the time the dividends are received.

Miscellaneous Tax Issues

For awards granted under the Amended and Restated 2024 Stock Plan that do not fall clearly into the categories described above, the federal income tax treatment will depend upon the specific terms of such awards. Generally, Ducommun will be required to make arrangements for withholding applicable taxes with respect to any ordinary income recognized by a participant in connection with awards made under the Amended and Restated 2024 Stock Plan.

Special rules will apply in cases where an optionee pays the exercise or purchase price of the option or applicable withholding tax obligations under the Amended and Restated 2024 Stock Plan by delivering previously owned common stock or by reducing the amount of common stock otherwise issuable pursuant to the option. The surrender or withholding of such shares will in certain circumstances result in the recognition of income with respect to such shares.

The Amended and Restated 2024 Stock Plan provides that, in the event of certain changes in ownership or control of the Corporation, the right to exercise options otherwise subject to a vesting schedule may be accelerated. In the event such acceleration occurs and depending upon the individual circumstances of the recipient, certain amounts with respect to such options may constitute "excess parachute payments" under the "golden parachute" provisions of the Code. Pursuant to these provisions, a recipient will be subject to a 20% excise tax on any "excess parachute payments" and Ducommun will be denied any deduction with respect to such payment. Optionees should consult their tax advisors as to whether accelerated vesting of an option in connection with a change in ownership or control of Ducommun would give rise to an excess parachute payment.

As described above, Section 162(m) denies a deduction to any publicly held corporation for compensation paid to certain employees in a taxable year to the extent that compensation exceeds $1,000,000 for a covered employee. It is possible that compensation attributable to awards under the plan, either on their own or when combined with all other types of compensation received by a covered employee from Ducommun, may cause this limitation to be exceeded in any particular year.

The affirmative vote of a majority of the shares of the Corporation's common stock represented in person or by proxy and entitled to vote at a duly held shareholder's meeting is required for the approval of the Amended and Restated 2024 Stock Plan.

>  THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDED AND RESTATED 2024 STOCK PLAN.

Questions and Answers about the Proxy Materials and the Annual Meeting

DUCOMMUN INCORPORATED

600 Anton Blvd., Suite 1100
Costa Mesa, California 92626-7100
(657) 335-3665

When and where will the Annual Meeting be held?

We intend to hold the 2026 Annual Meeting of Shareholders of Ducommun (the "Annual Meeting") on Wednesday, April 29, 2026, at 9:00 a.m., Pacific Time, via a live audio webcast on the above date and time, with no physical location for shareholders to attend. You or your proxyholder would be able to participate, vote, and examine our list of shareholders at a virtual Annual Meeting by visiting www.virtualshareholdermeeting.com/DCO2026 and using your 16-digit control number. We intend for any virtual Annual Meeting to afford shareholders the same general rights and opportunities to participate as they would have at an in-person meeting.

The Annual Meeting audiocast will begin promptly at 9:00 a.m. Pacific Time. Online check-in will begin at approximately 8:45 a.m. Pacific Time. Shareholders are encouraged to access the Annual Meeting early. If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting log-in page.

Who is entitled to vote at the Annual Meeting?

Holders of Ducommun's common stock as of the close of business on March 2, 2026 (the "Record Date") are entitled to vote at the Annual Meeting. At the close of business on the Record Date, Ducommun had outstanding 14,986,947 shares of common stock.

Who can participate in the Virtual Annual Meeting?

Only shareholders of the Company as of the Record Date (or their authorized representatives) will be permitted to participate in the Annual Meeting online. To participate in the Annual Meeting online, including to vote and ask questions, stockholders of record should go to the Annual Meeting website at www.virtualshareholdermeeting.com/DCO2026, enter the 16-digit control number included on their proxy card, Notice of Internet Availability of Proxy Materials (the "Notice"), or voting instruction form, and follow the instructions on the website.

If shares are held in street name and the shareholder's Notice or voting instruction form indicates that the shareholder may vote those shares through the www.proxyvote.com website, then the shareholder may access, participate in, and vote at the Annual Meeting with the 16-digit control number indicated on the voting instruction form or Notice. Otherwise, shareholders who hold their shares in street name should contact their bank, broker, or other nominee (preferably at least 5 days before the

Annual Meeting) and obtain a "legal proxy" in order to be able to attend virtually, participate in, or vote at the Annual Meeting.

For the 10 days before the Annual Meeting, stockholders may view the list of registered stockholders as of the Record Date at the Company's principal place of business, 600 Anton Blvd., Suite 1100, Costa Mesa, California 92626-7100.

Can shareholders ask questions at the Virtual Annual Meeting?

A question and answer session will be held during the Annual Meeting, and shareholders will be able to submit questions before and during the Annual Meeting by visiting www.virtualshareholdermeeting.com/DCO2026. The Company will try to answer as many shareholder-submitted questions as time permits that comply with the meeting rules of conduct posted on the virtual Annual Meeting website. If a question is not answered due to time constraints, the Company encourages shareholders to contact Mr. Suman Mookerji at (657) 335-3665. More information regarding the question and answer process, including the number and types of questions permitted, the time allotted for questions, and how questions will be recognized, answered, and disclosed, will be available in the meeting rules of conduct, which will be posted on the Annual Meeting website before and during the meeting.

Why did I receive proxy materials?

We are providing you with these proxy materials in connection with the solicitation by Ducommun's Board of Directors of proxies to be used at our Annual Meeting. This Proxy Statement contains important information regarding the Annual Meeting, the proposals on which you are being asked to vote, information you may find useful in determining how to vote, and information about voting procedures.

Why didn't I receive paper copies of the proxy materials?

A Notice of Internet Availability of Proxy Materials (the "Notice"), this Proxy Statement, a proxy card or voting instruction card, and our 2025 Annual Report to Shareholders will be made available to our shareholders on or about March 13, 2026. As permitted by the SEC, we are making our proxy materials available to our shareholders electronically. The Notice of Internet Availability of Proxy Materials contains instructions on how to access an electronic copy of our proxy materials, including this Proxy Statement and our 2026 Annual



Report to Shareholders. The Notice also contains instructions on how to request a paper copy of the Proxy Statement. We believe using electronic delivery will allow us to provide you with the information you need in a timely manner, while conserving natural resources and lowering the costs of the Annual Meeting.

What proposals will be voted on at the Annual Meeting?

At the Annual Meeting, you will be asked to vote on three proposals:

(1) Election of two directors named in this Proxy Statement to serve on the Board of Directors until Ducommun's 2029 Annual Meeting of Shareholders and until their successors have been duly elected and qualified, subject to their earlier, death, resignation or removal;

(2) Approval of Ducommun's executive compensation on an advisory basis;

(3) Ratification of the selection of PricewaterhouseCoopers LLP as Ducommun's independent registered public accounting firm for the year ending December 31, 2026; and

(4) Approval of an amendment and restatement of the Company's 2024 Stock Incentive Plan.

We also will transact any other business that properly comes before the Annual Meeting or any adjournment thereof. The Board does not know of any other business that will be presented for consideration at the Annual Meeting. If any other business properly comes before the Annual Meeting, or any adjournment or postponement thereof, the proxy holders will vote according to their discretion unless such proxies are limited to the contrary.

What are the Board's voting recommendations, and what are the requirements for each proposal to pass?

Proposal	Board voting recommendation	Vote required to pass	Effect of abstentions and broker non-votes
Election of Directors to serve until the 2029 Annual Meeting	**FOR** all nominees	The two candidates receiving the highest number of votes will be elected	No effect
Advisory vote to approve Ducommun's executive compensation on an advisory basis	**FOR**	Affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote thereon	Abstentions will count as votes against the proposal Broker non-votes will have no effect
Ratification of the selection of the independent registered public accounting firm	**FOR**	Affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote thereon	Abstentions will count as votes against the proposal Broker non-votes will have no effect
Approval of an amendment and restatement of the Company's 2024 Stock Incentive Plan	**FOR**	Affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote thereon	Abstentions will count as votes against the proposal Broker non-votes will have no effect

How can I vote my shares?

If you are a shareholder of record, there are several ways for you to vote your shares or submit your proxy:

(1) By Telephone—Call (800) 690-6903 prior to the day of the Annual Meeting and follow the instructions on your Notice or proxy card;

(2) By Internet—Before the Annual Meeting by visiting www.proxyvote.com and following the instructions on your Notice or proxy card; During the Annual Meeting by visiting www.virtualshareholdermeeting.com/DCO2026; or

(3) By Mail—If you received your proxy materials by mail, you can sign, date and return the enclosed proxy card.

If your shares are held in the name of a bank, broker or other nominee, your bank, broker or other nominee will tell you how to vote your shares. If you wish to personally vote your shares at the Annual Meeting, you must obtain a legal proxy from your broker or nominee giving you the right to vote the shares.

What does it mean to vote by proxy?

If you vote by proxy, the individuals named on the proxy card will vote your shares in the manner you indicate. You may appoint only one proxy holder or representative to attend the Annual Meeting on your behalf.

How many votes am I entitled to?

In the election of the Class of 2029 directors, holders of common stock have cumulative voting rights, which means you are entitled to a number of votes equal to the number of directors to be elected multiplied by the number of shares you hold on the Record Date. You can cast all of your votes for one candidate or distribute your votes between three candidates. You cannot cast votes for more than three candidates. On all other matters to come before the Annual Meeting, each holder of common stock will be entitled to one vote for each share owned.

What if I submit a proxy but don't give complete voting instructions?

If you submit a proxy without indicating your instructions, your shares will be voted as follows: (1) "FOR" the election of two directors named in the Proxy Statement to serve until Ducommun's 2029 Annual Meeting of Shareholders, (2) "FOR" approval of Ducommun's executive compensation on an advisory basis, and (3) "FOR" the ratification of the selection of PricewaterhouseCoopers LLP as Ducommun's independent registered public accounting firm for the year ending December 31, 2026, (4) "FOR" approval of an amendment and restatement of the Company's 2024 Stock Incentive Plan and (5) in the proxy holder's discretion on such other business as may properly come before the Annual Meeting or any adjournment thereof.

What if I change my mind after I give my proxy?

You may revoke your proxy at any time before the taking of the vote at the Annual Meeting by (1) sending a written revocation to the Corporate Secretary at the address shown above, (2) submitting a later dated valid proxy, or (3) participating in and voting at the virtual Annual Meeting (although participating in the virtual Annual Meeting will not in and of itself revoke a proxy).

Who will count the votes?

Mr. Richard Leza with the Carideo Group will count the votes and act as the inspector of election at the Annual Meeting.

What is the quorum requirement for the meeting?

In order to conduct business at the Annual Meeting, we must have a "quorum"—meaning that a majority in voting power of the outstanding shares of common stock entitled to vote must be present, either in person or by proxy. Shares of common stock that reflect abstentions and broker non-votes (described in the response to the next question) will be treated as present and entitled to vote for the purposes of establishing a quorum.

What if I own my shares through a bank or broker and don't give voting instructions?

Without your specific voting instructions, your bank or broker will not be allowed to vote your shares at the Annual Meeting on non-routine matters. The determination of whether a proposal is "routine" or "non-routine" will be made by the NYSE or by Broadridge Financial Solutions, Inc. our independent agent to receive and tabulate shareholder votes, based on NYSE rules that regulate member brokerage firms. If a proposal is deemed "routine" and you do not give instructions to your broker or nominee, they may, but are not required to, vote your shares with respect to the proposal. If the proposal is deemed "non-routine" and you do not give instructions to your broker or nominee, they may not vote your shares with respect to the proposal and the shares will be treated as broker non-votes. Shares that constitute broker non-votes with respect to a particular proposal will not have any effect on the outcome of that proposal. Because your bank or broker does not have

discretion to vote without your instructions on non-routine matters, we strongly encourage you to provide your voting instructions so your shares will be counted.

Your broker, bank or other nominee is not permitted to vote on your behalf in the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 2) or approval of an amendment and restatement of the Company's 2024 Stock Incentive Plan (Proposal 4), unless you provide specific instructions to them. Accordingly, if you do not provide timely voting instructions to your broker, bank or other nominee that holds your shares, that institution will be prohibited from voting on all of the proposals in its discretion, except the ratification of the appointment of the independent registered public accounting firm (Proposal 3).

Where can I find the voting results of the Annual Meeting?

We intend to announce preliminary voting results at the Annual Meeting and publish final results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting.

Who is paying for this solicitation?

We intend to solicit proxies by mail, telephone, facsimile, and internet. D. F. King & Co., Inc. has been retained to assist in the solicitation of proxies, for which it will be paid a fee of approximately $8,500 plus reimbursement of out-of-pocket expenses. Brokers, nominees, banks, and other custodians will be reimbursed for their costs incurred in forwarding solicitation material to beneficial owners. All expenses incident to the proxy solicitation will be paid by Ducommun.

I live with another shareholder. Why did we only receive one copy of the proxy materials?

To reduce the expense of delivering duplicate proxy materials to multiple shareholders at the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain shareholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability of Proxy Materials and, as applicable, any additional proxy materials that are delivered until such time as one or more of these shareholders notify us that they want to receive separate copies. Householding reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Shareholders who participate in householding will continue to give proxy voting instructions for their individual shares.

If you receive a single set of proxy materials as a result of householding, and you would like to have separate copies of our Notice of Internet Availability of Proxy Materials, Annual Report, or Proxy Statement mailed to you in the future, please submit a request in writing or by telephone to our Corporate Secretary at the address or phone number shown above, and we will promptly send you the materials you request. However, if you want to receive a paper proxy card or voting instruction



card or other proxy materials for the purposes of this year's Annual Meeting, you will need to follow the instructions included in the Notice of Internet Availability that you received. You can also contact our Corporate Secretary if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future.

How can I nominate a candidate for election, or submit a shareholder proposal, for consideration at the 2026 Annual Meeting?

From time to time our individual shareholders submit proposals that they believe should be voted upon by the shareholders. The SEC has adopted regulations that govern the inclusion of such proposals in our annual proxy materials. All such written proposals must be received by our Corporate Secretary at the address shown above no later than November 13, 2026, and must comply with the SEC regulations in order to be considered for inclusion in Ducommun's 2026 proxy materials.

In addition, a shareholder who intends to solicit proxies in support of nominees submitted under the advance notice provisions of our Bylaws must provide the notice required under Rule 14a-19 to the Corporate Secretary not later than February 28, 2027. The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our Bylaws, which require that nominations for directors and other proposals not intended to be included in the Company's proxy materials must be received by our Corporate Secretary not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty five (35) days before or more than seventy (70) days after such anniversary date, notice by the shareholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to the date of such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of such annual meeting. However, if the first public announcement of the date of such advanced or delayed annual meeting is less than one hundred (100) days prior to the date of such annual meeting, notice of any shareholder proposal will be timely if received no later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of such date was made.

Annual Report to Shareholders

Our Annual Report to Shareholders for 2025 will be made available to shareholders at or about the same time as this Proxy Statement. Our 2025 Annual Report and Proxy Statement are posted on our website at *http://materials.proxyvote.com/264147*. **If you were a beneficial owner of our common stock on March 2, 2026, and you want a complete copy of our Annual Report on Form 10-K,** including the exhibits thereto, we will provide such materials without charge upon written request to the Corporate Secretary at the address shown above. Our Annual Report on Form 10-K, including the exhibits thereto, is also available through the SEC's website at http://www.sec.gov.

By order of the Board of Directors

Rajiv A. Tata
Secretary

Costa Mesa, California
March 13, 2026

Appendix A

Reconciliation of GAAP and Non-GAAP Financial Measures

This Proxy Statement includes the following financial measures defined as non-GAAP financial measures by the SEC: Adjusted EBITDA, Adjusted EBITDA as a percentage of Revenue and backlog. The tables below reconcile the non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles ("GAAP").

Ducommun believes the presentation of these non-GAAP measures provide important supplemental information to management and investors regarding financial and business trends relating to its financial condition and results of operations. Ducommun's management uses these non-GAAP financial measures along with the most directly comparable GAAP financial measures in evaluating the Company's actual and forecasted operating performance, capital resources and cash flow. The non-GAAP financial information presented herein should be considered supplemental to, and not as a substitute for, or superior to, financial measures included in this Proxy Statement calculated in accordance with GAAP. Ducommun discloses different non-GAAP financial measures in order to provide greater transparency and to help Ducommun's investors to more meaningfully evaluate and compare Ducommun's results to its previously reported results. The non-GAAP financial measures that Ducommun uses may not be comparable to similarly titled financial measures used by other companies.

Reconciliation of GAAP to Non-GAAP Net (Loss) Income to Adjusted EBITDA

When viewed with our financial results prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and accompanying reconciliations, we believe Adjusted EBITDA and Adjusted EBITDA as a percentage of Revenue provide additional useful information to clarify and enhance the understanding of the factors and trends affecting our past performance and future prospects. We define Adjusted EBITDA, explain how it is calculated, and provide a reconciliation to the most comparable GAAP measure in the table below. Adjusted EBITDA and the related financial ratios are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. They are not a measurement of our financial performance under GAAP and should not be considered as alternatives to net (loss) income or any other performance measures derived in accordance with GAAP, or as an alternative to net cash (used in) provided by operating activities as measures of our liquidity. The presentation of these measures should not be interpreted to mean that our future results will be unaffected by unusual or nonrecurring items.

We use Adjusted EBITDA non-GAAP operating performance measures internally as complementary financial measures to evaluate the performance and trends of our businesses. We also present Adjusted EBITDA and the related financial ratios, as applicable, because we believe that measures such as these provide useful information with respect to our ability to meet our operating commitments.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations include:

- It does not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;
- It does not reflect changes in, or cash requirements for, our working capital needs;
- It does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;
- It is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;
- It does not reflect the impact on earnings or charges resulting from matters unrelated to our ongoing operations; and
- Other companies in our industry may calculate Adjusted EBITDA differently from us, limiting their usefulness as comparative measures.

As a result of these limitations, Adjusted EBITDA and the related financial ratios should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as supplemental information. See our consolidated financial statements contained on Form 10-K filed with the SEC.

Even with the limitations above, we believe that Adjusted EBITDA is useful to an investor in evaluating our results of operations as this measure:

- Is widely used by investors to measure a company's operating performance without regard to items excluded from the calculation of such terms, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

- Helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating performance; and
- Is used by our management team for various other purposes in presentations to our Board of Directors as a basis for strategic planning and forecasting.

The following financial items have been added back to or subtracted from our net (loss) income when calculating Adjusted EBITDA:

- Interest expense may be useful to investors for determining current cash flow;
- Income tax (benefit) expense may be useful to investors because it represents the taxes which may be payable for the period and the change in deferred taxes during the period, and may reduce cash flow available for use in our business;
- Depreciation may be useful to investors because it generally represents the wear and tear on our property and equipment used in our operations;
- Amortization expense may be useful to investors because it represents the estimated attrition of our acquired customer base and the diminishing value of product rights;
- Stock-based compensation expense may be useful to our investors for determining current cash flow;
- Guaymas fire related expenses may be useful to our investors in evaluating our core operating performance;
- Other fire related expenses may be useful to our investors in evaluating our core operating performance;
- Gain on sale-leaseback may be useful to our investors in evaluating our core operating performance;

- Insurance recoveries related to loss on operating assets (property and equipment, inventories, and other assets) may be useful to our investors in evaluating our core operating performance;
- Insurance recoveries related to business interruption may be useful to our investors in evaluating our core performance;
- Success bonus related to completion of sale-leaseback transaction may be useful to our investors in evaluating our core operating performance;
- Purchase accounting inventory step-ups may be useful to our investors as they do not necessarily reflect the current or on-going cash charges related to our core operating performance;
- Restructuring charges may be useful to our investors in evaluating our core operating performance;
- Litigation settlement and related costs, net, may be useful to our investors in evaluating our core operating performance;
- Professional fees related to unsolicited non-binding acquisition offer may be useful to our investors in evaluating our core operating performance;
- Loss on extinguishment of debt may be useful to our investors for determining current cash flow;
- Other debt refinancing costs may be useful to our investors in evaluating our core operating performance;
- Gain on sale of property and other assets may be useful to our investors in evaluating our core performance; and
- Gain on divestitures may be use ful to our investors for determing current cash flows.



Reconciliations of GAAP to Non-GAAP net (loss) income to Adjusted EBITDA and the presentation of net (loss) income as a percentage of net revenues and Adjusted EBITDA as a percentage of net revenues were as follows:

	2025	2024	2023	2022	2021	2020	2019	2018	2017	2016
GAAP Net (loss) income	$ (33,938)	$ 31,495	$ 15,928	$ 28,789	$ 135,536	$ 29,174	$ 32,461	$ 9,035	$ 20,077	$ 25,261
Non-GAAP Adjustments:										
Interest expense	12,676	15,304	20,773	11,571	11,187	13,653	18,290	13,024	8,870	8,922
Income tax (benefit) expense	(9,877)	5,412	451	4,533	34,948	2,807	5,302	1,236	(12,468)	12,852
Depreciation	16,358	16,328	15,473	14,535	14,051	13,824	13,519	13,501	13,162	13,326
Amortization	17,299	17,110	17,098	16,886	14,338	15,026	14,786	11,795	9,683	9,534
Stock-based compensation expense[1][2]	24,520	17,836	15,045	10,744	11,212	9,299	7,161	5,040	4,675	3,007
Guaymas fire related expenses	–	–	3,896	4,466	2,486	1,704	–	–	–	–
Other fire related expenses	–	–	477	–	–	–	–	–	–	–
Gain on sale-leaseback	–	–	–	–	(132,522)	–	–	–	–	–
Insurance recoveries related to loss on operating assets	–	–	(5,724)	–	–	–	–	–	–	–
Insurance recoveries related to business interruption	–	–	(2,289)	(5,400)	–	–	–	–	–	–
Success bonus related to completion of sale-leaseback transaction[3]	–	–	–	–	1,451	–	–	–	–	–
Inventory purchase accounting adjustments[4]	–	2,269	5,531	1,381	106	–	511	622	1,235	–
Restructuring charges[5]	2,237	7,656	14,855	6,686	–	2,424	–	14,792	8,838	182
Litigation settlement and related costs, net	107,305	–	–	–	–	–	–	–	–	–
Professional fees related to unsolicited non-binding acquisition offer	–	3,145	–	–	–	–	–	–	–	–
Loss on extinguishment of debt	581	–	–	295	–	–	180	926	–	–
Other debt refinancing costs	152	–	–	224	–	–	77	697	–	–
Gain on sale of property and other assets	(1,746)	–	–	–	–	–	–	–	–	–
Gain on divestitures, net[6]	–	–	–	–	–	–	–	–	–	(17,604)
Adjusted EBITDA	$ 135,567	$ 116,555	$ 101,514	$ 94,710	$ 92,793	$ 87,911	$ 92,287	$ 70,668	$ 54,072	$ 55,480
Net (loss) income as a % of net revenues	(4.1)%	4.0%	2.1%	4.0%	21.0%	4.6%	4.5%	1.4%	3.6%	4.6
Adjusted EBITDA as a % of net revenues	16.4%	14.8%	13.4%	13.3%	14.4%	14.0%	12.8%	11.2%	9.7%	10.1

(1) 2025, 2024, 2023, and 2022 included $3.0 million, $3.7 million, $2.7 million, and $1.2 million, respectively, of stock-based compensation expense for awards with both performance and market conditions that will be settled in cash.

(2) 2025, 2024, 2023, and 2022 included $0.5 million, $0.5 million, $0.5 million, and $0.2 million of stock-based compensation expense that was recorded as part of cost of sales.

(3) 2021 included $1.3 million of success bonus related to the completion of the sale-leaseback transaction that was recorded as part of cost of sales.

(4) 2024, 2023, 2022, 2021, 2019, 2018, and 2017 included inventory purchase accounting adjustments of inventory that was stepped up as part of our purchase price allocation from our acquisitions of BLR Aerospace, L.L.C. ("BLR"), Magnetic Seal LLC (f/k/a Magnetic Seal Corporation, "MagSeal"), Nobles Worldwide, Inc. ("Nobles"), Certified Thermoplastics Co., LLC ("CTP"), and Lightning Diversion Systems, LLC ("LDS") in April 2023, December 2021, October 2019, April 2018, and September 2017, respectively, and is part of our Structural Systems, Structural Systems, Structural Systems, Structural Systems, and Electronic Systems operating segment, respectively.

(5) 2025, 2024, 2023, 2022, 2018, and 2017 included zero, $1.2 million, $0.3 million, $0.5 million, $0.1 million, and $0.5 million, respectively, of restructuring charges that were recorded as cost of sales.

(6) 2016 included gain on divestitures, net in our Electronic Systems operating segment related to the divestitures of our Pittsburgh and Miltec operations.

Reconciliation of GAAP to Non-GAAP – Adjusted Operating (Loss) Income

See explanation of items added back to our operating (loss) income in "Reconciliation of GAAP to Non-GAAP Net (Loss) Income to Adjusted EBITDA" above.

	2025	2024	2023	2022	2021	2020	2019	2018	2017	2016
GAAP Operating (loss) income	$ (32,304)	$ 52,211	$ 28,917	$ 39,788	$ 48,881	$ 45,506	$ 56,233	$ 23,918	$ 15,634	$ 29,216
Adjustments to GAAP Operating (Loss) Income:										
Restructuring charges	2,237	7,656	14,855	6,686	–	2,424	–	14,792	8,838	182
Litigation settlement and related costs, net	107,305	–	–	–	–	–	–	–	–	–
Inventory purchase accounting adjustments	–	2,269	5,531	1,381	106	–	511	622	1,235	–
Professional fees related to unsolicited non-binding acquisition offer	–	3,145	–	–	–	–	–	–	–	–
Guaymas fire related expenses	–	–	3,896	4,466	2,486	1,704	–	–	–	–
Other fire related expenses	–	–	477	–	–	–	–	–	–	–
Other income	–	–	222							
Other debt refinancing costs	152	–	–	224	–	–	77	697	–	–
Success bonus related to completion of sale-leaseback transaction	–	–	–	–	1,451	–	–	–	–	–
Amortization of acquisition-related intangible assets	8,930	8,930	8,288	6,449	4,893	4,856	2,913	2,038	445	–
Non-GAAP Adjusted Operating Income	$ 86,320	$ 74,211	$ 62,186	$ 58,994	$ 57,817	$ 54,490	$ 59,734	$ 42,067	$ 26,152	$ 29,398
% of net revenues	10.5%	9.4%	8.2%	8.3%	9.0%	8.7%	8.3%	6.7%	4.7%	5.3

Reconciliation of GAAP to Non-GAAP – Backlog

Performance obligations are defined as customer placed purchase orders with firm fixed price and firm delivery dates. We define backlog as customer placed purchase orders and long-term agreements ("LTAs") with firm fixed price and expected delivery dates of 24 months or less. The majority of the LTAs do not meet the definition of a contract under ASC 606 and thus, the backlog amount disclosed in this Proxy Statement may or may not be greater than the remaining performance obligations disclosed under ASC 606.

Backlog is subject to delivery delays or program cancellations, which are beyond our control. Backlog is affected by timing differences in the placement of customer orders and tends to be concentrated in some of our programs.

	2025	2024	2023	2022	2021	2020	2019	2018	2017	2016
Remaining performance obligations[1]	$ 1,106,040	$ 1,012,600	$ 963,500	$ 853,000	$ 761,400	$ 779,700	$ 745,300	$ 722,800	$ –	$ –
Backlog	$ 1,202,949	$ 1,060,819	$ 993,568	$ 960,820	$ 905,187	$ 807,741	$ 910,221	$ 863,589	$ 726,478	$ 641,252

(1) Remaining performance obligations did not exist prior to the adoption of ASC 606 in 2018.

NOTE: There is no reconciliation between GAAP remaining performance obligations and the non-GAAP backlog amount.

Reconciliation of GAAP to Non-GAAP – Adjusted Diluted (Loss) Earnings Per Share

See explanation of items added back to or subtracted from our GAAP diluted (loss) earnings per share in "Reconciliation of GAAP to Non-GAAP Net (Loss) Income to Adjusted EBITDA" above.

	2025	2024	2023	2022	2021
GAAP Diluted (Loss) Earnings Per Share	$ (2.27)	$ 2.10	$ 1.14	$ 2.33	$ 11.06
Adjustments to GAAP Diluted (Loss) Earnings Per Share:					
Restructuring charges	0.15	0.51	1.06	0.54	–
Litigation settlement and related costs, net	7.01	–	–	–	–
Gain on sale of property and other assets	(0.11)	–	–	–	–
Professional fees related to unsolicited non-binding acquisition offer	–	0.21	–	–	–
Inventory purchase accounting adjustments	–	0.15	0.40	0.11	0.01
Guaymas fire related expenses	–	–	0.28	0.36	0.20
Other fire related expenses	–	–	0.03	–	–
Insurance recoveries related to loss on operating assets	–	–	(0.41)	–	–
Insurance recoveries related to business interruption	–	–	(0.16)	(0.44)	–
Gain on sale-leaseback	–	–	–	–	(10.82)
Success bonus related to completion of sale-leaseback transaction	–	–	–	–	0.12
Loss on extinguishment of debt	0.04	–	–	0.02	–
Other debt refinancing costs	0.01	–	–	0.01	–
Amortization of acquisition-related intangible assets	0.58	0.59	0.59	0.54	0.40
Total Adjustments to GAAP Diluted EPS Before Provision for Taxes	7.68	1.46	1.79	1.14	(10.09)
Income Tax Effect on Non-GAAP Adjustments[1]	(1.70)	(0.29)	(0.36)	(0.23)	2.28
Non-GAAP Adjusted Diluted (Loss) Earnings Per Share[2]	$ 3.75	$ 3.27	$ 2.57	$ 3.24	$ 3.25
Shares Used for Adjusted Diluted EPS	15,315	15,013	13,972	12,366	12,251

(1) Includes effective tax rate of 20.0% for each of 2025, 2024, 2023, 2022, and 2021 adjustments, except for 2025 Litigation settlement and related costs, net and for 2021 Gain on sale-leaseback which each utilized the incremental tax rate of 22.4%.

(2) For 2025, Non-GAAP adjusted diluted EPS will not foot as the GAAP net loss per share was calculated using the GAAP weighted-average shares - basic but the adjustments to GAAP diluted EPS and Non-GAAP adjusted diluted EPS were calculated using the Non-GAAP weighted-average shares - diluted.

Appendix B

Amended and Restated Ducommun Incorporated 2024 Stock Incentive Plan

Section 1. Purpose of Plan

The purpose of the Amended and Restated 2024 Stock Incentive Plan (the "Plan") of Ducommun Incorporated, a Delaware corporation (the "Company"), is to enable the Company and its subsidiaries to attract, retain and motivate their employees and nonemployee directors by providing for or increasing the proprietary interests of such persons in the Company.

Section 2. Persons Eligible Under Plan

Any person who is a current or prospective employee or a nonemployee director of the Company or any of its subsidiaries (a "Participant") shall be eligible to be considered for the grant of Awards (as hereinafter defined) hereunder.

Section 3. Awards

(a) The Board of Directors and/or the Committee (as hereinafter defined), on behalf of the Company, is authorized under this Plan to enter into any type of arrangement with a Participant that is not inconsistent with the provisions of this Plan and that, by its terms, involves or might involve the issuance of (i) shares of common stock, par value $.01 per share, of the Company ("Common Shares") or (ii) a Derivative Security (as such term is defined in Rule 16a-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as such Rule may be amended from time to time) with an exercise or conversion privilege at a price related to the Common Shares or with a value derived from the value of the Common Shares. The entering into of any such arrangement is referred to herein as the "grant" of an "Award."

(b) Awards are not restricted to any specified form or structure and may include, without limitation, sales or bonuses of stock, restricted stock, restricted stock units, stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares, and Cash LTIPs, and an Award may consist of one such security or benefit, or two or more of them in tandem or in the alternative; provided that, Participants shall have no voting rights with respect to any Common Shares subject to such Awards until the Participant has become the holder of record of the Common Shares; provided, further, that dividends or dividend equivalents credited/payable in connection with an Award (to the extent such dividends or dividend equivalents may become credited/payable for the Award) that are not yet vested shall be subject to the same restrictions and risk of forfeiture as the underlying Award and shall not be paid until the underlying Award vests. Dividend equivalent rights shall not be granted in connection with any Award of stock options or stock appreciation rights.

(c) Common Shares may be issued pursuant to an Award for any lawful consideration as determined by the Board of Directors and/or the Committee, including, without limitation, services rendered by the recipient of such Award.

(d) Subject to the provisions of this Plan, the Board of Directors and/or the Committee, in its sole and absolute discretion, shall determine all of the terms and conditions of each Award granted under this Plan, which terms and conditions may include, among other things:

(i) a provision permitting the recipient of such Award, including any recipient who is a director or officer of the Company, to pay the purchase price of the Common Shares or other property issuable pursuant to such Award, or such recipient's tax withholding obligation with respect to such issuance, in whole or in part, by any one or more of the following:

(A) the delivery of previously owned shares of capital stock of the Company (including "pyramiding") or other property, provided that the Company is not then prohibited from purchasing or acquiring shares of its capital stock or such other property,

(B) a reduction in the amount of Common Shares or other property otherwise issuable pursuant to such Award,

(C) an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable pursuant to such Award, or

(D) the delivery of a promissory note, the terms and conditions of which shall be determined by the Committee.

(ii) Subject to Section 4 hereof, a provision conditioning or accelerating the receipt of benefits pursuant to such Award upon the occurrence of specified events, including, without limitation, an event of the type described in Section 8 hereof; or



(iii) a provision required in order for such Award to qualify as an incentive stock option ("Incentive Stock Option") under Section 422 of the Internal Revenue Code of 1986, as amended, and the regulations and guidance promulgated thereunder (the "Code"), provided that the recipient of such Award is eligible under the Code to receive an Incentive Stock Option.

(e) Notwithstanding anything herein to the contrary, with respect to stock options and stock appreciation rights issued under the Plan, the Board of Directors and/or the Committee, in its sole and absolute discretion, shall determine the exercise or base price per Common Share subject to such Awards, which, in no event will be less than the Fair Market Value (as defined below) of the Common Shares on the date of grant; provided, however, that the exercise or base price per Common Share with respect to a stock option or stock appreciation right that is granted in connection with a merger or other acquisition as a substitute or replacement award for options and/or stock appreciation rights held by employees or directors of the acquired entity may be less than 100% of the Fair Market Value of the Common Shares on the date such Award is granted if such exercise or base price is based on an adjustment method or formula set forth in the terms of the awards held by such individuals or in the terms of the agreement providing for such merger or other acquisition. For purposes of the Plan, the term "Fair Market Value" means, as of any given date, the closing sales price on such date (or, if there are no reported sales on such date, on the last date prior to such date on which there were sales) of the Common Shares on the New York Stock Exchange Composite Tape.

(f) The Board of Directors and/or the Committee, in its sole and absolute discretion, shall determine the term of each stock option and stock appreciation right awarded under the Plan, which in no case shall exceed a period of ten (10) years from the date of grant.

(g) Other than in connection with a change in the Company's capitalization (as described in Section 8), at any time when the exercise or base price of a stock option or stock appreciation right is above the Fair Market Value of a Common Share, the Company shall not, without shareholder approval (i) reduce the exercise or base price of such stock option or stock appreciation right, (ii) exchange such stock option or stock appreciation right for cash, another Award, or a new stock option or stock appreciation right with a lower exercise or base price or (iii) otherwise reprice such stock option or stock appreciation right.

(h) Notwithstanding anything herein to the contrary, and subject to Section 4, the grant, issuance, retention, vesting and/or settlement of restricted stock, restricted stock unit, performance share, performance unit and other similar Awards will occur when and in such installments and/or pursuant to the achievement of such performance criteria, in each case, as the Board of Directors and/or the Committee, in its sole and absolute discretion, shall determine provided, that Awards granted under the Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one-year anniversary of the date of grant, except that the Board of Directors and/or

the Committee may, subject to Section 4, provide that Awards become exercisable, vest or settle prior to such date in the event of the Participant's death or Disability. Notwithstanding the foregoing, up to 5% of the aggregate number of Common Shares authorized for issuance under this Plan (as described in Section 5 hereof) may be issued pursuant to Awards subject to any, or no, vesting conditions, as the Board of Directors and/or the Committee determines appropriate.

(i) The Committee may establish performance criteria and level of achievement versus such criteria that shall determine the number of Common Shares, units, or cash to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award, which criteria may include any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Corporation as a whole or to a business unit or subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, either based upon United States Generally Accepted Accounting Principles ("GAAP") or non-GAAP financial results, in each case as specified by the Committee: earnings per share (diluted and/or basic), revenue, net profit after tax, gross profit, operating profit, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), cash flow (before or after dividends), free cash flow (or free cash flow per share), asset quality, stock price performance, unit volume, return on equity, change in working capital, change in indebtedness or financial leverage, return on capital or shareholder return, return on total capital, return on invested capital, return on investment, return on assets or net assets, market capitalization, economic value added, debt leverage (debt to capital), revenue, income or net income, operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, cash from operations, operating ratio, operating revenue, net service revenue and/or total backlog, days sales outstanding, health and safety or customer service.

(j) The Board of Directors and/or Committee may, in an Award agreement or otherwise, provide for the deferred delivery of Common Shares or cash upon settlement, vesting or other events with respect to restricted stock units and performance stock units. Notwithstanding anything herein to the contrary, in no event will election to defer the delivery of Common Shares or any other payment with respect to any Award be allowed if the Board of Directors and/or Committee determines, in its sole discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code. The Company, the Board of Directors and/or the Committee shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Board of Directors and/or the Committee.

Section 4. Change in Control

(a) For purposes of the Plan, a "Change in Control" shall be deemed to have occurred if (i) a tender offer shall be made and consummated for the ownership of 30% or more of the outstanding voting securities of the Company (other than a tender offer by the Company), (ii) the Company shall be merged or consolidated with another corporation, and as a result of such merger or consolidation, less than 50% of the outstanding voting securities of the surviving or resulting corporation shall be owned in the aggregate by the former shareholders of the Company, other than affiliates (within the meaning of the Exchange Act) of any party to such merger or consolidation, as the same shall have existed immediately prior to such merger or consolidation, (iii) the Company shall sell, lease, exchange or transfer substantially all of its assets to another corporation, entity or person which is not a wholly-owned subsidiary, (iv) a person, as defined in Section 13(d) and 14(d) (as in effect on the date hereof) of the Exchange Act, shall acquire at any time 50% or more, or shall acquire within an 12-month period 30% or more, of the outstanding voting securities of the Company (whether directly, indirectly, beneficially or of record), (v) the shareholders of the Company approve and there shall be consummated a plan or proposal for the liquidation or dissolution of the Company, or (vi) during any period of twelve (12) consecutive months, individuals who, at the beginning of such period constitute the Board of Directors, cease for any reason to constitute at least a majority thereof unless the election, or the nomination for election by the Company's shareholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period. For purposes hereof, ownership of voting securities shall take into account and shall include ownership as determined by applying the provisions of Rule 13d-3 (as in effect on the date hereof) under the Exchange Act. A sale or change in control of any other subsidiary of the Company by which the Participant is employed shall not be deemed a Change in Control of the Company for purposes of this Plan. Notwithstanding anything herein to the contrary, a Change in Control will only be deemed to have occurred if such transaction qualifies as a "change in control" of the Company within the meaning of Section 409A of the Code.

(b) In the event of a Change in Control in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue outstanding Awards under the Plan or substitute similar Awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants who have not incurred a termination of employment prior to the effective date of the Change in Control, the following treatment shall apply to each Participant's Awards, as applicable, unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company, its subsidiaries or its affiliates and the Participant:

(i) in the case of an option or stock appreciation right, the time when such Award may be exercised will be accelerated to a date prior to the effective date of the Change in Control (contingent upon the consummation of the Change in Control) as the Company determines (or, if the Company does not determine such a date, to the date that is five days prior to the effective date of the Change in Control) and such Awards will terminate if not exercised at or prior to the effective date of the Change in Control, and any repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the consummation of the Change in Control);

(ii) in the case of any such Award the vesting of which is in whole or in part subject to performance-based vesting criteria, all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse, and such Award shall immediately vest and the Participant shall have the right to receive a payment based on (x) the Company's actual achievement with respect to such performance-based vesting criteria for all periods through the effective date of the Change in Control (as determined by the Company), and (y) the target number of shares or other payments for periods after the effective date of the Change in Control, and any repurchase rights with respect to such Awards will lapse (contingent upon the effectiveness of the Change in Control); and

(iii) in the case of restricted stock and/or restricted stock units (other than those references in clause (ii) hereof), all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse, such Awards shall immediately vest, and any repurchase rights with respect to such Awards will lapse (contingent upon the effectiveness of the Change in Control).

Section 5. Stock Subject to Plan

(a) The aggregate number of Common Shares issued and issuable pursuant to all Awards granted under this Plan shall be 1,325,089 subject to adjustment as provided in Section 8 hereof, plus any Common Stock Shares that remained available for grant under the Ducommun Incorporated 2024 Stock Incentive Plan (the "Prior Plan"), as of April 29, 2026.

(b) For purposes of Section 5(a) hereof, the aggregate number of Common Shares issued under this Plan at any time shall equal only the number of Common Shares actually issued upon exercise or settlement of an Award. Notwithstanding the foregoing, Common Shares subject to an Award under the Plan may not again be made available for issuance under the Plan if such Common Shares are: (i) Common Shares

that were subject to a stock-settled stock appreciation right and were not issued upon the net settlement or net exercise of such stock appreciation right, (ii) Common Shares used to pay the exercise or purchase price of a stock option or other Award, (iii) Common Shares delivered to or withheld by the Company to pay the withholding taxes related a stock option or stock appreciation right or the vesting or settlement of other Awards, or (iv) Common Shares repurchased on the open market with the proceeds of a stock option exercise. Common Shares subject to Awards that have been canceled, expired, forfeited or otherwise not issued under an Award and Common Shares subject to Awards settled in cash shall not count as Common Shares issued under this Plan.

(c) The aggregate number of shares of Common Shares that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan shall not exceed the number set forth in Section 5(a), which number shall be calculated and adjusted pursuant to Section 8 only to the extent that such calculation or adjustment will not affect the status of any option intended to qualify as an Incentive Stock Option under Section 422 of the Code.

(d) The aggregate dollar value of equity-based Awards (based on the grant date fair value of such Awards) and cash compensation granted under this Plan or otherwise during any calendar year to any one non-employee director shall not exceed $700,000; provided, however, that in the calendar year in which a non-employee director first joins the Board of Directors or is first designated as Chairman of the Board of Directors or Lead Directors, the maximum aggregate dollar value of equity-based and cash compensation granted to the Participant may be up to two hundred percent (200%) of the foregoing limit

and the foregoing limit shall not count any tandem stock appreciation rights.

(e) Awards may be granted and Common Shares may be issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any subsidiary or with which the Company or any subsidiary combines ("Substitute Awards"). Such Awards shall not reduce the Common Shares authorized for issuance under this Plan or authorized for grant under this Plan to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any subsidiary, or with which the Company or any subsidiary combines, has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under this Plan, with such Awards reducing the number of shares available for grant under such pre-existing plan, and with no reduction of Common Shares authorized for issuance under this Plan; provided that Awards using such available shares under the existing Plan shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were employees or directors of such acquired or combined company before such acquisition or combination.

Section 6. Duration of Plan

Awards shall not be granted under this Plan, as amended and restated, after April 29, 2036. Although Common Shares may be issued after April 29, 2036 pursuant to Awards granted prior to such date, no Common Shares shall be issued under this Plan after April 29, 2046.

Section 7. Administration of Plan

(a) This Plan shall be administered by the Compensation Committee of the Board of Directors of the Company (the "Committee"), or, in the absence of a Committee, the Board of Directors itself. Any power of the Committee may also be exercised by the Board of Directors, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 or cause an Award otherwise intended to qualify as performance-based compensation under Section 162(m) of the Code not to qualify for such treatment. To the extent that any permitted action taken by the Board of Directors conflicts with action taken by the Committee, the Board of Directors' action shall control. The Committee may by resolution or written policy authorize one or more officers of the Company to perform any or all things

that the Committee is authorized and empowered to do or perform under the Plan, and for all purposes under this Plan, such officer or officers shall be treated as the Committee; provided, however, that the resolution or policy so authorizing such officer or officers shall specify that the total number of Awards (if any) such officer or officers may award pursuant to such delegated authority shall not exceed the annual allotment of shares approved by the Committee, and any such Award shall be subject to the form of award agreement theretofore approved by the Committee. No such officer shall designate himself or herself as a recipient of any Awards granted under authority delegated to such officer. In addition, the Committee may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any subsidiary, and/or to one or more agents.

(b) Subject to the provisions of this Plan, the Board of Directors and/or the Committee shall be authorized and empowered to do all things necessary or desirable in connection with the administration of this Plan, including, without limitation, the following:

(i) adopt, amend and rescind rules and regulations relating to this Plan;

(ii) determine which persons are Participants and to which of such Participants if any, Awards shall be granted hereunder;

(iii) to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award;

(iv) to prescribe and amend the terms of the agreements or other documents evidencing Awards made under this Plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan;

(v) grant Awards to Participants and determine the terms and conditions thereof, including the number of Common Shares issuable pursuant thereto;

(vi) determine the extent to which adjustments are required pursuant to Section 8 hereof;

(vii) interpret and construe this Plan and the terms and conditions of all Awards granted hereunder;

(viii) to make all other determinations deemed necessary or advisable for the administration of this Plan; and

(ix) to interpret and construe this Plan and the terms and conditions of all Awards granted hereunder and to make exceptions to any such provisions if the Board of Directors and/or the Committee, in good faith, determine that it is necessary to do so in light of extraordinary circumstances and for the benefit of the Company and so as to avoid unanticipated consequences or address unanticipated events (including any temporary closure of an applicable stock exchange, disruption of communications or natural catastrophe.

(c) All decisions, determinations and interpretations by the Board of Directors and/or the Committee regarding the Plan, any rules and regulations under the Plan and the terms and conditions of or operation of any Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Board of Directors and/or the Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

Section 8. Adjustments

If the outstanding securities of the class then subject to this Plan are increased, decreased or exchanged for or converted into cash, property or a different number or kind of securities, or if cash, property or securities are distributed in respect of such outstanding securities, in either case as a result of a reorganization, merger, consolidation, recapitalization, restructuring, reclassification, dividend (other than a regular, quarterly cash dividend) or other distribution, stock split, reverse stock split or the like, or if substantially all of the property and assets of the Company are sold, then, unless the terms of such transaction shall provide otherwise, the Board of Directors and/or the Committee shall make appropriate and proportionate adjustments in (a) the number and type of, and exercise price for, shares or other securities or cash or other property that may be acquired pursuant to Incentive Stock Options and other Awards theretofore granted under this Plan, (b) the maximum number and type of shares or other securities that may be issued pursuant to Incentive Stock Options and other Awards thereafter granted under this Plan, and (c) the number and type of shares or other securities subject to the individual limits set forth in Section 5 of this Plan. To the extent any Award is subject to the achievement of one or more

performance, financial or operating metric, the Committee shall have the authority to adjust such metric in its discretion to reflect the operating performance of the Company, including without limitation, adjustments to reflect the impact of changes in accounting, acquisitions and divestitures, asset impairments, debt transactions, restructurings, and other unusual, infrequent or nonrecurring events. Any such adjustments shall be made in accordance with and subject to the terms and conditions set forth in the applicable Award agreement, which may provide specific adjustments applicable to the metric for such Award. In no event shall any action be taken pursuant to this Section 8 that would change the payment or settlement date of an Award in a manner that would result in the imposition of any additional taxes or penalties pursuant to Section 409A of the Code. No right to purchase fractional shares shall result from any adjustment in Awards pursuant to this Section 8. In case of any such adjustment, the Common Shares subject to the Award shall be rounded down to the nearest whole share. The Company shall notify Participants holding Awards subject to any adjustments pursuant to this Section 8 of such adjustment, but (whether or not notice is given) such adjustment shall be effective and binding for all purposes of the Plan.

Section 9. Amendment and Termination of Plan

The Board of Directors may amend or terminate this Plan at any time and in any manner, provided, however, that no such amendment or termination shall deprive the recipient of any Award theretofore granted under this Plan, without the consent

of such recipient, of any of his or her rights thereunder or with respect thereto. In addition, the Committee may correct any defect, supply any omission, or reconcile any inconsistency in any award agreement in the manner and to the extent it


shall deem desirable to effectuate the purposes of the Plan and the related Award. Notwithstanding the foregoing, no such amendment shall, without the approval of the shareholders of the Company:

(a) increase the maximum number of Common Shares for which Awards may be granted under this Plan;
(b) reduce the price at which options may be granted below the price provided for in Section 3(d);

(c) reprice outstanding options or stock appreciation rights;
(d) extend the term of this Plan;
(e) change the class of persons eligible to be Participants;
(f) increase the individual maximum limits in Section 5(d); or
(g) otherwise amend the Plan in any manner requiring shareholder approval by law or the rules of any stock exchange or market or quotation system on which the Common Shares are traded, listed or quoted.

Section 10. Effective Date of Plan

This Plan, as amended and restated, shall be effective as of April 29, 2026 provided, however, that no Common Shares may be issued under this Plan until it has been approved, directly or indirectly, by the affirmative votes of the holders of a majority of the securities of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with the laws of the State of Delaware.

Section 11. Legal Requirements

(a) No Common Shares issuable pursuant to an Award shall be issued or delivered unless and until, in the opinion of counsel for the Company, all applicable requirements of federal, state and other securities laws, and the regulations promulgated thereunder, and any applicable listing requirements of any stock exchange on which shares of the same class are then listed, shall have been fully complied with. The Company shall not be required to register in a Participant's name or deliver any Common Shares prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Committee shall determine to be necessary or advisable. To the extent the Company is unable to or the Committee deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Common Shares hereunder, the Company and its subsidiaries shall be relieved of any liability with respect to the failure to issue or sell such Common Shares as to which such requisite authority shall not have been obtained. No Award shall be exercisable and no Common Shares shall be issued and/or transferable under any other Award unless a registration statement with respect to the Common Shares underlying such Award is effective and current or the Company has determined that such registration is unnecessary.
(b) It is the Company's intent that the Plan shall comply in all respects with Rule 16b-3 promulgated under the Exchange Act, as such Rule may be amended from time to time. If any

provision of the Plan is found not to be in compliance with Rule 16b-3 of the Exchange Act, such provision shall be null and void.
(c) The Committee may provide that the Common Shares issued upon exercise of an Award or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the exercise of such Award or the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Common Shares issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Common Shares already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Common Shares issued under an Award, including without limitation (i) restrictions under an insider trading policy or pursuant to applicable law, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Company equity compensation arrangements, (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (iv) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

Section 12. Miscellaneous

(a) Neither the adoption of this Plan by the Board nor the submission of this Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including without limitation, the granting of retention shares or stock options otherwise than under

this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.
(b) This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Delaware and applicable federal law. Any reference in this Plan or in the agreement or other document evidencing any Awards to a provision

of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

(c) Nothing in this Plan or an Award agreement shall interfere with or limit in any way the right of the Company, its subsidiaries and/or its affiliates to terminate any Participant's employment, service on the Board or service for the Company at any time or for any reason not prohibited by law, nor shall this Plan or an Award itself confer upon any Participant any right to continue his or her employment or service for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, any subsidiary and/or its affiliates. Subject to Sections 6 and 10, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, its subsidiaries and/or its affiliates.

(d) Except as otherwise provided by the Committee in the Award agreement, Awards may be forfeited if the Participant terminates his or her employment with the Company, a subsidiary or an affiliate for any reason.

(e) To the extent any payment under this Plan is considered deferred compensation subject to the restrictions contained in Section 409A of the Code, such payment may not be made to a specified employee (as determined in accordance with a uniform policy adopted by the Company with respect to all arrangements subject to Section 409A of the Code) upon "separation from service" (within the meaning of Section 409A of the Code) before the date that is three months after the specified employee's separation from service (or, if earlier, the specified employee's death). Any payment that would otherwise be made during this period of delay shall be accumulated and paid on the sixth month plus one day following the specified employee's separation from service (or, if earlier, as soon as administratively practicable after the specified employee's death).

(f) The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Committee or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

(g) All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

(h) Subject to the terms and conditions of the Plan, the Committee may provide that any Participant and/or any Award, including any Common Shares subject to an award, will be subject to any recovery, recoupment, clawback and/or other forfeiture policy maintained by the Company from time to time.

(i) To the extent required by applicable federal, state, local or foreign law, a Participant shall be required to satisfy, in a manner satisfactory to the Company, any withholding tax obligations that arise by reason of a stock option exercise, disposition of Common Shares issued under an Incentive Stock Option, the vesting of or settlement of an Award, an election pursuant to Section 83(b) of the Code or otherwise with respect to an Award. To the extent a Participant makes an election under Section 83(b) of the Code, within ten days of filing such election with the Internal Revenue Service, the Participant must notify the Company in writing of such election. The Company and its subsidiaries shall not be required to issue Common Shares, make any payment or to recognize the transfer or disposition of Common Shares until all such obligations are satisfied.

(j) Each Award may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each stock option or stock appreciation right shall be exercisable only by the Participant during his or her lifetime. Notwithstanding the foregoing, outstanding stock options may be exercised following the Participant's death by the Participant's beneficiaries or as permitted by the Board of Directors and/or Committee. Further, and notwithstanding the foregoing, to the extent permitted by the Board of Directors and/or Committee, the person to whom an Award is initially granted ("Grantee") may transfer an Award to any "family member" of the Grantee (as such term is defined in Section A.1(a)(5) of the General Instructions to Form S-8 under the Securities Act of 1933, as amended ("Form S-8")), to trusts solely for the benefit of such family members and to partnerships in which such family members and/or trusts are the only partners; provided that, (i) as a condition thereof, the transferor and the transferee must execute a written agreement containing such terms as specified by the Board of Directors and/or Committee, and (ii) the transfer is pursuant to a gift or a domestic relations order to the extent permitted under the General Instructions to Form S-8. Except to the extent specified otherwise in the agreement the Board of Directors and/or Committee provides for the Grantee and transferee to execute, all vesting, exercisability and forfeiture provisions that are conditioned on the Grantee's continued employment or service shall continue to be determined with reference to the Grantee's employment or service (and not to the status of the transferee) after any transfer of an Award pursuant to this Section 12(j), and the responsibility to pay any taxes in connection with an Award shall remain with the Grantee notwithstanding any transfer other than by will or intestate succession.

(k) Awards granted under the Plan and/or communications regarding the Plan and any Award under the Plan may be made by sent via electronic delivery through an online or electronic system established and maintained by the Corporation or a third party designated by the Corporation.

(l) The Board of Directors shall have the authority, subject to the express limitations of the Plan, to create sub-plans hereunder necessary to comply with laws and regulations of any foreign country in which the Company may seek to grant an Award to a person eligible under Section 2.



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